xstrata

02049579

Securities and Exchange Commission
Filing Desk
Room 1004, Mail Stop 1 - 4
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 1 6 2002
WASH. D.C.

Tuesday, August 06, 2002

SUPPL

Xstrata file number 82-34660

Please find attached all company announcement released by Xstrata as well as the Interim Report 2002.

Yours sincerely,

Brigitte Mattenberger

Brigitte Mattenberger
Corporate Affairs

PROCESSED
SEP 0 6 2002
THOMSON
FINANCIAL

dlw 9/4

Xstrata (Schweiz) AG Bahnhofstrasse 2 PO Box 102 CH-6301 Zug Switzerland
Tel +41 41 726 6070 Fax +41 41 726 6089 www.xstrata.com

Xstrata Plc ("Xstrata") announces that on 2 April 2002 it received the following two notifications of disclosable interests under the UK Companies Act:

1 - The Capital Group of Companies advised that its current shareholding in Xstrata is 9,763,100 ordinary shares of US$0.50 each, representing 3.87% of Xstrata's ordinary issued share capital.

2 - Fidelity Management & Research Company and Fidelity International Limited, together with their direct and indirect subsidiaries, advised that their current combined shareholding in Xstrata is 18,105,564 ordinary shares of US$0.50 each, representing 7.17% of Xstrata's ordinary issued share capital.

Xstrata

Company Announcemen

Xstrata (Schweiz) AG
Bahnhofstrasse 2
P.O. Box 102
Ch-6301 Zug
Switzerland
Tel: ++41 41 726 60 70
Fax: ++41 41 726 60 89

Company AnnouncementDisclosable Interests in Xstrata

Xstrata Plc ("Xstrata") announces that it was notified by Tuxedo Invest AG ("Tuxedo") yesterday that Tuxedo's current shareholding in Xstrata is 7,775,310 ordinary shares of US$0.50 each, representing 3.1% of Xstrata's ordinary issued share capital.

Xstrata

Company Announcemer

Xstrata Plc
Bahnhofstrasse 2
P.O. Box 102
Ch-6301 Zug
Switzerland
Tel: ++41 41 726 60 70
Fax: ++41 41 726 60 89

Company Announcement: Disclosable Interests in Xstrata

Xstrata Plc ("Xstrata") announces that it was notified by The Capital Group of Companies yesterday that its current shareholding in Xstrata is 11,166,800 ordinary shares of US$0.50 each, representing 4.42% of Xstrata's ordinary issued share capital.

Xstrata

Xstrata Plc
Bahnhofstrasse 2
P.O. Box 102
Ch-6301 Zug
Switzerland
Tel: ++41 41 726 60 70
Fax: ++41 41 726 60 89

Zug, 11 April 2002

Company Announcement: Disclosable Interests in Xstrata

Xstrata Plc ("Xstrata") announces that it was notified by The Capital Group of Companies yesterday that its current shareholding in Xstrata is 12,728,600 ordinary shares of US$0.50 each, representing 5.04% of Xstrata's ordinary issued share capital.

Xstrata

Company Announcement

Xstrata Plc
Bahnhofstrasse 2
P.O. Box 102
Ch-6301 Zug
Switzerland
Tel: ++41 41 726 60 70
Fax: ++41 41 726 60 89

Zug, 12 April 2002

Company Announcement: Disclosable Interests in Xstrata

Fidelity Management & Research Company and Fidelity International Limited, together with their direct and indirect subsidiaries, advised that their current combined shareholding in Xstrata is 17,225,664 ordinary shares of US$0.50 each, representing 6.82% of Xstrata's ordinary issued share capital.

end

(for information, Fidelity Management & Research Company and Fidelity International Limited previous announced combined holding was 18,105,564 ordinary shares of US$0.50 each, representing 7.17% of Xstrata's ordinary issued share capital)

Xstrata

Company Announcemer

Xstrata Plc
Bahnhofstrasse 2
P.O. Box 102
Ch-6301 Zug
Switzerland
Tel: ++41 41 726 60 70
Fax: ++41 41 726 60 89

Zug, 12 April 2002

Company Announcement: Disclosable Interests in Xstrata

Xstrata plc announce that on April 8th and 9th, Dr Frederick Roux, a Director sold 39,989 ordinary shares in Xstrata plc

end

In case reception is incomplete or illegible please call

82-34660

Xstrata

Company Announcemer

Xstrata Plc
Bahnhofstrasse 2
P.O. Box 102
Ch-6301 Zug
Switzerland
Tel: ++41 41 726 60 70
Fax: ++41 41 726 60 89

Zug, 23 April 2002

Company Announcement: Disclosable Interests in Xstrata

Xstrata Plc ("Xstrata") announces that it was notified by The Capital Group of Companies yesterday that its current shareholding in Xstrata is 15,270,600 ordinary shares of US$0.50 each, representing 6.05% of Xstrata's ordinary issued share capital.

ends

(For information, The Capital Group's previously disclosed shareholding in Xstrata was 5.04%.)

Xstrata

Company Announcemer

Xstrata Plc
Bahnhofstrasse 2
P.O. Box 102
Ch-6301 Zug
Switzerland
Tel: ++41 41 726 60 70
Fax: ++41 41 726 60 89

Zug, 29 April 2002

Company Announcement: Disclosable Interests in Xstrata

Xstrata Plc ("Xstrata") announces that on 26 April 2002 it received the following two notifications of disclosable interests under the UK Companies Act:

1 - The Capital Group of Companies advised that its current shareholding in Xstrata is 18,822,412 ordinary shares of US$0.50 each, representing 7.45% of Xstrata's ordinary issued share capital.

2 - Fidelity Management & Research Company and Fidelity International Limited, together with their direct and indirect subsidiaries, advised that their current combined shareholding in Xstrata is 12,164,517 ordinary shares of US$0.50 each, representing 4.81% of Xstrata's ordinary issued share capital.

ends

(For information: The Capital Group's previously disclosed shareholding in Xstrata was 6.05%; Fidelity Management & Research Company and Fidelity International Limited previously disclosed shareholding in Xstrata was 6.82%.)

82-34660

Xstrata

Company Announcemer

Xstrata Plc
Bahnhofstrasse 2
P.O. Box 102
Ch-6301 Zug
Switzerland
Tel: ++41 41 726 60 70
Fax: ++41 41 726 60 89

Zug, 3 May 2002

Company Announcement: Disclosable Interests in Xstrata

Xstrata Plc ("Xstrata") announces that it was notified by The Capital Group of Companies yesterday that its current shareholding in Xstrata is 20,567,640 ordinary shares of US$0.50 each, representing 8.14% of Xstrata's ordinary issued share capital.

ends

(For information, The Capital Group's previously disclosed shareholding in Xstrata was 7.45%.)

Xstrata

Press Releas

Xstrata Plc
Bahnhofstrasse 2
P.O. Box 102
CH-6301 Zug
Switzerland
Tel: +41 41 726 6070
Fax: +41 41 726 6089
www.xstrata.com

Zug, Wednesday 5 June 2002

BOARD CHANGES
INTERIM RESULTS DATE
ACCOUNTING TREATMENT: COAL ACQUISITION

Board Changes

Dr Reto Domeniconi has resigned as a non executive director of the Company, with effect from 1 June 2002. In his letter Dr Domeniconi mentioned his desire to reduce his professional commitments and referred to his recent resignations from the boards of Nestlé, Suez Lyonnaise des Eaux and Sulzer.

In response, Xstrata plc Chairman Willy Strothotte said, "I wish to thank Reto Domeniconi for the contribution he has made over many years to Xstrata AG, and more recently to the transformation of the Company into Xstrata Plc. I appreciate his desire to concentrate on other long standing personal interests and wish him well in the future."

Mr Strothotte also announced that Mr Ian Strachan has been invited to join the Board of Xstrata Plc as a Non Executive Director to replace Dr Domeniconi, and that he has accepted the invitation. Mr Strachan, currently a non executive director of Johnson Matthey plc and Reuters Group plc, is a former deputy chairman of Invensys plc (1999-2000), chief executive of BTR plc (1995-1999), and CFO (1987-1991) and deputy CEO (1991-1995) of Rio Tinto Plc.

Mr Strothotte said, "Ian Strachan brings a wealth of expertise and experience to the Board, a great deal of which is specific to the field of natural resources. I have no doubt that he will make a significant contribution to the Group, and I look forward to working with him through the exciting times that lie ahead for Xstrata plc."

Results Date

Xstrata plc ("Xstrata") will announce its results for the six months to 30 June 2002 at 0700 (UK time) on Monday 29 July.

Accounting Treatment: Coal Acquisition

The auditors of Xstrata have now confirmed the accounting treatment under UK GAAP of Xstrata's acquisition of the Australian and South African coal assets of Glencore International AG.

The effective date of the acquisition was 1 January 2002, from which date the results of operations and cash flow, generated by the coal business, are to the benefit of Xstrata. However, under UK GAAP (FRS2), the results of operations of an acquired business may be reflected in the income statement only from the date on which legal control was transferred. As the transaction was conditional on the Global Offer, control passed to Xstrata on conclusion of the IPO on 25 March 2002.

Accordingly, the results of operations of the acquired coal business from 1 January 2002 to 28 February 2002 will be recorded as an adjustment to fair value of the net assets acquired and will be reflected in reserves. The results of operations of the coal business from 1 March 2002 will be reflected in the Group income statement.

The interim results for the six months ending 30 June 2002 will include both the UK GAAP statutory figures (as discussed above) and pro forma figures (as if the results of operations from the coal business had been taken through the income statement since 1 January 2002).

While the Group's results are as yet unaudited, the difference between the statutory and pro forma EBIT figures is estimated to be some US$48 million, all of which will be reflected in the coal EBIT.

Presuming no change to the issued share capital, the weighted average number of shares in issue for the six months to 30 June 2002, which will be used in the income statement, will be 188,423,873.

ends

Attached: Abridged Curriculum Vitae for Mr Strachan.

For further information please contact:
Marc Gonsalves
General Manager Corporate Affairs
UK tel: +44 7775 662 348
CH tel: +41 41 726 6088
Email: marc.gonsalves@xstrata.com

Xstrata

ABRIDGED CURRICULUM VITAE: MR IAN STRACHAN

Ian Strachan was appointed Deputy Chairman of Invensys plc in 1999 and retired on 31 March 2000 following the successful integration of BTR and Siebe. Invensys is a leader in automation and controls. Mr Strachan was Chief Executive Officer and executive director of BTR plc from 1995 to 1999 and was responsible for a major restructuring at BTR, changing the company from a diversified industrial conglomerate to a focused engineering group.

Mr Strachan joined Rio Tinto plc (formerly RTZ plc) as Chief Financial Officer and an executive director in 1987. In 1991 he was appointed Deputy Chief Executive Officer and was responsible for the company's industrial minerals and industrial businesses.

From 1986 to 1987 he was Chief Financial Officer of Johnson & Higgins, the second largest US insurance broker.

Prior to that he spent 16 years with Exxon Corporation. In 1982 he was appointed Chairman and Chief Executive Officer of the Esso Group of Companies in Hong Kong and China. From 1983 he was based in New York as Executive Assistant to the Chairman and then as Manager, Corporate Strategy.

Mr Strachan is a Non Executive Director of Reuters Group plc, Johnson Matthey plc, Transocean Inc and Instinet Group Incc. He holds an MA in History from Cambridge University, an MPA (Master of Public Affairs) from Princeton University and was a Teaching Fellow and Ph.D candidate at Harvard University from 1969-70.

Xstrata

Company Announcemen

Xstrata Plc
Bahnhofstrasse 2
P.O. Box 102
CH-6301 Zug
Switzerland
Tel: +41 41 726 6070
Fax: +41 41 726 6089
www.xstrata.com

Zug, Wednesday 5 June 2002

Capital Group Disclosable Interests in Xstrata

Xstrata Plc ("Xstrata") announces that it was notified by The Capital Group of Companies that its current shareholding in Xstrata is 27,292,789 ordinary shares of US$0.50 each, representing 10.80% of Xstrata's ordinary issued share capital.

ends

(For information, The Capital Group's previously disclosed shareholding in Xstrata was 10.54%.)

Xstrata

Company Announcemer

Xstrata Plc
Bahnhofstrasse 2
P.O. Box 102
Ch-6301 Zug
Switzerland
Tel: ++41 41 726 60 70
Fax: ++41 41 726 60 89

Zug, 12 June 2002

Company Announcement: Disclosable Interests in Xstrata

Xstrata Plc ("Xstrata") announces that it was notified by The Capital Group of Companies yesterday that its current shareholding in Xstrata is 28,055,775 ordinary shares of US$0.50 each, representing 11.11% of Xstrata's ordinary issued share capital.

ends

(For information, The Capital Group's previously disclosed shareholding in Xstrata was 10.80%.)

Xstrata

Company Announcemer

Xstrata Plc
Bahnhofstrasse 2
P.O. Box 102
Ch-6301 Zug
Switzerland
Tel: ++41 41 726 60 70
Fax: ++41 41 726 60 89

Zug, 18 June 2002

Company Announcement: Disclosable Interests in Xstrata

Xstrata Plc ("Xstrata") announces that it was notified by The Capital Group of Companies yesterday that its current shareholding in Xstrata is 31,188,498 ordinary shares of US$0.50 each, representing 12.35% of Xstrata's ordinary issued share capital.

ends

(For information, The Capital Group's previously disclosed shareholding in Xstrata was 11.11%.)

82-34660

Xstrata

Company Announcemer

Xstrata Plc
Bahnhofstrasse 2
P.O. Box 102
Ch-6301 Zug
Switzerland
Tel: ++41 41 726 60 70
Fax: ++41 41 726 60 89

Zug, 20 June 2002

Company Announcement: Disclosable Interests in Xstrata

Xstrata Plc ("Xstrata") announces that it was notified by Fidelity Investments yesterday that FMR Corp and Fidelity International Limited have decreased their respective holdings to 8,976,570 and 1,081,500 ordinary shares of US$0.50 each from 9,550,900 and 5,089,967, representing 3.55% and 0.43% respectively of Xstrata's ordinary issued share capital.

As a consequence, the current total shareholding in Xstrata of Fidelity Investments is 10,058,070 ordinary shares of US$0.50 each, representing 3.98% of Xstrata's ordinary issued share capital.

ends

Xstrata

Company Announcemer

Xstrata Plc
Bahnhofstrasse 2
P.O. Box 102
Ch-6301 Zug
Switzerland
Tel: ++41 41 726 60 70
Fax: ++41 41 726 60 89

Zug, 24 June 2002

Company Announcement: Disclosable Interests in Xstrata

Xstrata Plc ("Xstrata") announces that it was notified by The Capital Group of Companies yesterday that its current shareholding in Xstrata is 32,867,899 ordinary shares of US$0.50 each, representing 13.01% of Xstrata's ordinary issued share capital.

ends

(For information, The Capital Group's previously disclosed shareholding in Xstrata was 12.35%.)

Xstrata

Press Release

Xstrata plc
Bahnhofstrasse 2
P.O. Box 102
Ch-6301 Zug
Switzerland
Tel: ++41 41 726 60 70
Fax: ++41 41 726 60 89

XSTRATA plc

Analyst seminar

Xstrata plc is hosting a seminar for analysts on its ferrochrome and vanadium businesses. The seminar will be held at the City Presentation Centre, 4 Chiswell Street, London, EC1Y 4UP at 10am on Wednesday 26 June 2002. No statement on current trading will be made at the presentation.

A copy of the presentation will be available on: www.xstrata.com from 1000 UK time.

ends

Enquiries:

Marc Gonsalves
GM Corporate Affairs
UK Mobile: +44 775 662 348
CH Mobile: +41 7975 84 309

Xstrata

Company Announcemer

Xstrata Plc
Bahnhofstrasse 2
P.O. Box 102
Ch-6301 Zug
Switzerland
Tel: ++41 41 726 60 70
Fax: ++41 41 726 60 89

Zug, 2 July 2002

Company Announcement: Disclosable Interests in Xstrata

Xstrata Plc ("Xstrata") announces that on 1 July 2002 it received the following two notifications of disclosable interests under the UK Companies Act:

1 - The Capital Group of Companies advised that its current shareholding in Xstrata is 35,321,472 ordinary shares of US$0.50 each, representing 13.98% of Xstrata's ordinary issued share capital.

2 - Fidelity Investments advised that FMR Corp and Fidelity International Limited have decreased their respective holdings to 7,126,870 and 116,474 ordinary shares of US$0.50 each from 8,976,570 and 1,081,500, representing 2.82% and 0.05% respectively of Xstrata's ordinary share capital.

As a consequence, the current total shareholding in Xstrata of Fidelity Investments is 7,243,344 ordinary shares of US$0.50 each, representing 2.87% of Xstrata's ordinary issued share capital.

ends

(For information, the Capital Group's previously disclosed shareholding in Xstrata was 13.01% and Fidelity's previously disclosed shareholding in Xstrata was 3.98%.)

82-34660

Xstrata

Company Announcemer

Xstrata Plc
Bahnhofstrasse 2
P.O. Box 102
Ch-6301 Zug
Switzerland
Tel: ++41 41 726 60 70
Fax: ++41 41 726 60 89

Zug, 12 July 2002

Company Announcement: Disclosable Interests in Xstrata

Xstrata Plc ("Xstrata") announces that it was notified yesterday that The Capital Group Companies Inc have decreased their holdings to 33,842,306 ordinary shares of US$0.50 from 35,321,472, representing 13.40% of Xstrata's ordinary issued share capital.

ends

(For information, The Capital Group's previously disclosed shareholding in Xstrata was 13.98%.)

82-34660

Xstrata

Company Announcemen

Xstrata plc
Bahnhofstrasse 2
P.O. Box 102
Ch-6301 Zug
Switzerland
Tel: ++41 41 726 60 70
Fax: ++41 41 726 60 89

Monday, 15 July 2002

Company Announcement: Capital Group Disclosable Interests in Xstrata

Xstrata Plc ("Xstrata") announces that The Capital Group Companies Inc has advised that Capital Guardian Trust and Capital International Limited have decreased their respective holdings to 7,213,897 and 9,470,100 ordinary shares of US$0.50 each (previously 8,430,930 and 10,650,000).

The aggregate shareholding of the Capital Group of Companies is 33,842,306 shares, which represents 13.40% of Xstrata's issued share capital.

ends

(For information, The Capital Group's previously disclosed shareholding in Xstrata was 13.98%)

Xstrata

Company Announcemer

Xstrata plc
Bahnhofstrasse 2
P.O. Box 102
Ch-6301 Zug
Switzerland
Tel: ++41 41 726 60 70
Fax: ++41 41 726 60 89

Tuesday, 16 July 2002

Company Announcement: Capital Group Disclosable Interests in Xstrata

Xstrata Plc ("Xstrata") announces that The Capital Group Companies Inc has advised that Capital International Limited and Capital International S.A. have increased their respective holdings to 10,128,200 and 1,156,055 ordinary shares of US$0.50 each (previously 9,470,100 and 866,155).

The aggregate shareholding of the Capital Group of Companies is 34,790,306 shares, which represents 13.77% of Xstrata's issued share capital.

ends

(For information, The Capital Group's previously disclosed shareholding in Xstrata was 13.40%)

Xstrata

Company Announcemer

Xstrata plc
Bahnhofstrasse 2
P.O. Box 102
Ch-6301 Zug
Switzerland
Tel: ++41 41 726 60 70
Fax: ++41 41 726 60 89

Thursday, 18 July 2002

Company Announcement: Capital Group Disclosable Interests in Xstrata

Xstrata Plc ("Xstrata") announces that it was notified by The Capital Group of Companies yesterday that its current shareholding in Xstrata is 35,409,006 ordinary shares of US$0.50 each, representing 14.02% of Xstrata's ordinary issued share capital.

ends

(For information, The Capital Group's previously disclosed shareholding in Xstrata was 13.77%.)

xstrata

from Brigitte Mattenberger

date 29 July 2002

I attach a copy of the Xstrata Interim Report and Accounts for the six months ended 30 June 2002. This was released to the London and Swiss stock exchanges this morning.

Financial Highlights:
(Proforma 6 months to 30.06.02 vs proforma 6 months to 30.06.01)
(all figures US$ million except eps)

Turnover: 957.9 vs 881.0 (up 8.7%)
EBITDA: 267.5 vs 237.4 (up 12.7%)
EBIT: 190.9 vs 163.7 (up 16.6%)
Attributable profit (net earnings): 112.9 vs 94.3 (up 19.7%)
Earnings per share (USc): 0.45 vs 0.41 (up 9.8%)

Corporate Highlights:
- Period of exceptional growth for Xstrata
- Acquisition of Australian and South Africa coal assets for US$2.5 billion
- Successful IPO on London market
- US$1.4 billion syndicated loan facility secured
- Xstrata admitted to FTSE 100 index in June 2002

Comment from Mick Davis, Chief Executive:

"The first six months of 2002 was a period of exceptional change for Xstrata. The imperative to address the challenges faced by the old Xstrata AG and to build a platform from which value could be created, growth could credibly be pursued, and the Company's existing potential unlocked lay behind the bold series of transactions which we announced to the market on 21 February 2002.

Xstrata is now a substantial company, with a diversified portfolio of high-quality, cash generative businesses, a new international shareholder base, enhanced access to the debt markets, and, most critically, with scale, management momentum and financial flexibility.

The half-year results that we announce today underline the quality of our operations. The backdrop has been a challenging six months, which saw commodity prices weaken in each of our businesses. Their resilient performance reflects a growth in their sales volumes and an impressive, ongoing programme to reduce controllable costs and improve productivity. Excluding the beneficial impact of exchange rate differences (US$67 million on EBIT in the six months), efficiency gains achieved by the businesses in the six months amounted to some US$15.5 million, or 2.2% of the operating cost base.

Xstrata (Schweiz) AG Bahnhofstrasse 2 PO Box 102 6301 Zug Switzerland

Tel +41 41 726 6070 Fax +41 41 726 6089 www.xstrata.com

Xstrata has not escaped the impact of market weakness, which has continued into the first month of the current period. However, our operations are in excellent shape and their cash flows remain strong. Our unswerving focus on improved efficiencies and higher returns on capital ensure that we will extract the maximum benefit when prices return towards average long run levels.

I remain convinced, not only of the validity and soundness of the business and investment case we presented at the time of the IPO, but also of our capacity to create value for our shareholders. The base now exists from which we will grow a distinctive, value focused resources company."

Xstrata (Schweiz) AG Bahnhofstrasse 2 PO Box 102 6301 Zug Switzerland

Tel +41 41 726 6070 Fax +41 41 726 6089 www.xstrata.com

xstrata







interim report 2002

We will grow and manage a diversified portfolio of metals and mining businesses with the single aim of delivering industry-leading returns for our shareholders. We can achieve this only through genuine partnerships with employees, customers, shareholders, local communities and other stakeholders, which are based on integrity, co-operation, transparency and mutual value-creation.

2 chief executive's report
6 financial review
14 operational review
27 financial statements
37 proforma financial information
43 data on operations
Inside back cover shareholder and Group information

key financial results

US$m	Statutory six months to 30.06.02	**Proforma six months to 30.06.02***	Proforma six months to 30.06.01**	% Change
Turnover	775.9	**957.9**	881.0	8.7
EBITDA	199.5	**267.5**	237.4	12.7
EBIT	142.1	**190.9**	163.7	16.6
Net interest & similar items	(23.6)	**(25.9)**	(30.5)	15.1
Tax on profit	(32.9)	**(45.7)**	(30.8)	(48.4)
Minority interests	(5.0)	**(6.4)**	(8.1)	21.0
Attributable profit	80.6	**112.9**	94.3	19.7
Earnings per share	0.43	**0.45**	0.41	9.8
Attributable net assets	3,230.1			

*Proforma six months to 30.06.02 includes coal results in the P&L from 01.01.02
**Proforma six months to 30.06.01 includes Coal and Asturiana de Zinc acquisition from 01.01.01

- Period of exceptional progress for Xstrata:
  - Acquisition of Australian and South African coal assets for US$2.5 billion
  - Successful IPO on the London market
  - US$1.4 billion syndicated loan facility secured
  - Xstrata admitted to the FTSE 100 index in June 2002
- Attributable profit of US$113 million up 20% on proforma basis
- Xstrata now well positioned to grow as a distinctive, value focused resources company.

chief executive's report

Xstrata Transformed

The first six months of 2002 was a period of exceptional change for Xstrata. The Company began the year as a small mining company capitalised at US$850 million, standing on two businesses – ferroalloys and zinc – which although of high quality did not have a diversified earnings profile. Xstrata also lacked the critical mass and scale that would have enabled it to compete for significant opportunities and manage the resultant investment risk. Meaningful growth was constrained by a high level of financial gearing (net debt to equity ratio: 85%), an illiquid stock and a domestic shareholder base that was limited in the support it could provide.

The imperative to address these challenges and to build a platform from which value could be created, growth could credibly be pursued, and the Company's existing potential unlocked lay behind the bold series of transactions which we announced to the market on 21 February 2002.

The Coal Acquisition

An ideal vehicle for Xstrata's transformation presented itself with the opportunity to acquire the Australian and South African coal business of Glencore International AG. The assets themselves comprise long-life, low-cost operations, with significant and predictable cash flows that complemented the quality of the existing Xstrata businesses. Critically, the acquisition delivered a significant diversification of earnings by commodity, geography and pricing cycle, and of customers and markets. It provided Xstrata with the scale and the critical mass necessary to list on the London Stock Exchange, thereby accessing a new, liquid capital market, which is today the home of diversified mining companies.

However, the acquisition of the coal assets could not meet strategic needs alone. The transaction, which was effective 1 January 2002, had to bear rigorous scrutiny that it stood on its own financial and value merits. The price of US$2.5 billion, which included assumed net indebtedness of some US$505 million, was based on a valuation process that was thorough and conservative. As we indicated at the time, the acquisition will earn a return for shareholders in excess of our cost of capital even if the long-run coal price falls to and remains at US$26/tonne, at an assumed long-run exchange rate of 63 Australian cents to one US Dollar. Notwithstanding the recent weakness in coal prices, the intersect of these critical inputs remains a robust and conservative assumption, which confirms the essential value and rationale of the coal acquisition.

The Global Offer and Capital Raising

With the benefit of hindsight, the global institutional offer, which accompanied the listing on the London and Swiss stock exchanges on 25 March 2002, appears to have been well timed. The first few months of the year were characterised by a nascent sense of optimism over the potential for a resurgence in global economic growth and the re-weighting of asset portfolios to "old economy" stocks. The remarkable success of the Global Offer, which was oversubscribed in excess of seven times at the offer price, also reflected the fundamental attraction of the transformed Xstrata and represented an endorsement of both the strategy and the acquisition that created it.

Including the exercise of the Manager's Option (or "Greenshoe"), a total of 115 million new shares were issued to the market at an offer price of 870p, raising just under one billion pounds (US$1,335.9 million) net of underwriting commissions. A further 78.6 million shares (US$974 million) were issued to Glencore in part-payment for the coal acquisition, with the balance settled in cash.

In addition, a new US$1,400 million syndicated loan was negotiated to refinance existing debt and provide sufficient funding flexibility to the Company.

The New Xstrata

The staunch support received from investors in the IPO placed Xstrata in an exceptionally strong position, creating a markedly different Company from the one which had begun the year. Net cash from operations was some US$340 million in the six months to end June 2002, compared to the US$32.6 million of the former Xstrata AG in its last six month period. The net debt to equity ratio fell from the 84.7% at the end of December 2001 to 19.6% at the end of June 2002. The Debt to EBITDA ratio, previously 3.6 for Xstrata AG, has now declined below 1.5 times, which will result in a reduction of interest under the syndicated loan facility to the lowest applicable margin.

Xstrata is now a substantial company, with a diversified portfolio of high-quality, cash generative businesses, a new international shareholder base, enhanced access to the debt markets, and, most critically, with scale, management momentum and financial flexibility.

In sum, the platform for growth has been laid, providing the Board and Management with the capacity to exploit opportunities and options in the world of mining and metals, with the goal of building the company through value adding transactions, focussed management of operations, and innovative but conservative financing and risk management methodologies.

2002 Interim Results

The best way to interpret the results of the six months ended 30 June 2002 is to compare them on a proforma basis to the equivalent period in 2001 as if Xstrata had operated in its current form since January 2001.

Even accounting for the inevitable complexities of proforma accounts, first half turnover and operating profit rose period on period, with attributable profit up 20% to US$112.9 million.

The backdrop has been a challenging six months, which saw commodity prices weaken in each of our businesses. Average ferrochrome and zinc prices for the first half were down 17% and 19% respectively compared with the corresponding period – in the case of zinc to prices which in real terms have not been seen since the 1930s. The average spot price for thermal coal in the European market fell 5.5% to US$27.50/t period on period, and weakened a further 19% through the second quarter to trade at around US$22.50 at the period end. While the average price received for our Australian thermal coal was up 2% from the first half in 2001, due to the preponderance of contract sales, the benchmark contracts for thermal sales into the Far East settled some 8% down during the first half.

The resilient performance of the businesses also reflects a growth in their sales volumes and the continued efforts to reduce controllable costs and improve productivity at the operations. In local currency terms, nominal unit operating costs were reduced some 8% in Australian coal and 4% in zinc, while costs at the South African chrome smelters and coal operations decreased in real terms by 6% and 4% respectively. In US Dollar terms, costs reduced far more significantly at each of the businesses.

Excluding the beneficial impact of exchange rate differences, efficiency gains achieved by the businesses in the six months amounted to some US$15.5 million, or 2.2% of the operating cost base.

Performance Against IPO Projections

Cash flow from operations for the first half of 2002 was US$340 million. This is in line with the estimate of US$350 million, net of working capital movements, disclosed in the Listing Particulars (full year: US$700 million). The US$10 million variance is principally due to reduced prices, offset by increased volumes and operating cost savings.

Business Development

A key element in our transformation of Xstrata has been the strategy to leverage our size and momentum to grow the Company, and the work we have done in this area in the four months since the listing has reaffirmed our confidence in Xstrata's potential to develop through acquisitions.

Our strategy embraces both incremental and Company transforming acquisitions. The former are operations of relatively modest size, which augment one of our existing businesses. They are likely to be funded from existing resources, as the Group has substantial undrawn debt capacity. Company transforming acquisitions are obviously large opportunities, costing over a billion dollars, which because of their scale would have a dramatic impact on the size, diversity and rating of Xstrata and which would be funded through both debt and equity.

In either scenario, in financial terms we seek returns that we are confident will exceed our cost of capital – without the application of 'soft synergies' or heroic long run price or commodity assumptions – and with a suitable premium to reflect specific applicable risks. Given this stage of our corporate development, we have a preference for those acquisitions that are most immediately accretive to earnings and cash flow, and which are likely to make a meaningful contribution to EBITDA. In portfolio terms we seek those opportunities

chief executive's report

which will diversify our earnings and assets by commodity and geography, and whose value in the market can contribute to the re–rating of our stock.

Clearly, opportunities such as these are hard to find and harder still to complete. Nevertheless, our business development teams are busy, and I remain convinced, not only of the validity and soundness of the business and investment case we presented at the time of the IPO, but also of our capacity to create value for our shareholders from the right transactions executed at the right price and at the right time.

Group Integration and Corporate Developments

The integration of the new Coal business alongside our existing Alloys and Zinc businesses has proceeded seamlessly. I have been impressed by the quality of the management teams I have met during my visits to all the operations. The degree of commitment and cooperation that exists between the three commodity businesses themselves, and between the businesses and the corporate centre, is a positive sign for the future.

A great deal of effort and time has been directed into the development of a number of Group processes and policies:

- a new monthly reporting system has been developed and is already in place across the expanded Group, which has substantially improved the quality and speed of the information available to the executive. The ability to access current consolidated Group forecasts has greatly enhanced our ability to assess and benchmark potential acquisitions;
- a Group Health, Safety and Environmental (HSE) Policy has been implemented. The performance of the businesses in this area is good and the task of the new Group HSE coordinator will be to align measurement tools and performance targets, and enhance the systems that achieve them, in this critical area of our business;
- a project has been commissioned, using the services of an external consultant, to assess the Group's risk exposures and to implement groupwide risk management procedures, which formalise the existing good practice within the businesses. This exercise will follow through into the implementation of a Group internal audit plan.

The South African Minerals Bill

On 26 June 2002, The Minerals and Petroleum Resources Development Bill 2002 was approved by the National Assembly of the South African Parliament. This followed numerous papers and drafts of the Bill, as well as hearings at which representations were made by the mining industry and other stakeholders to government.

It is important to recognise that the central thrust of the legislation is to bring the ownership and development of mineral rights in South Africa into line with international norms. Specifically, the Bill seeks to implement a "use it or lose it" principle, whereby rights are held by the state and leased to companies. On this matter, we are wholly supportive of the South African government's objective.

It is also clear that the new Bill seeks to redress the exclusion of previously disadvantaged groups from participation in the mining industry as owners and operators. The political imperative that drives the government's commitment to Black economic empowerment (BEE) in the mining industry is of course also well understood. However, concern has arisen over the late acceleration of the Bill through the Parliamentary process, for reasons which are not understood.

Xstrata is in the fortunate position that all our material coal, chrome and vanadium reserves already have mining authorisations. These fall therefore into the category of existing businesses, whose so called 'old order' rights have only to be converted into 'new order' rights in accordance with the new provisions and subject to the new criteria. In addition, our two biggest businesses in South Africa – coal and chrome – are characterised by widely held mineral reserves and, it has to be said, no shortage of smaller producers.

Nevertheless, Xstrata, in common with others in the industry, is concerned about aspects of the Bill as it now stands. In summary, these concerns relate to:

- the uncertainty regarding the precise scope and application of the provisions relating to the obligation on companies to ensure a specified degree of participation in existing businesses by BEE groups;

- the potential for security of tenure to be undermined in the process by which existing businesses seek to convert 'old order' mineral rights to 'new order' rights;
- the uncertainty over the level of royalties which will be payable to the state; and
- the negative economic impact on South Africa and on specific industries (particularly where consolidation has led to the benefits of more rational producer behaviour) if the provisions of the Bill lead to a proliferation of smaller, sub-economic producers in a commodity.

We take comfort from the protections offered by the Constitution, from the bilateral agreements between South Africa and both the United Kingdom and Switzerland, and from the Minister's assurances that the government does not seek to damage existing businesses or industries. However, the level of disquiet and uncertainty around the Bill are potentially negative for the country and for international investors in South Africa like Xstrata. We shall therefore be active in responding to the implications of the Bill and vigilant in protecting the economic interests of our shareholders.

I have little doubt that the Bill will increase the complexity and risks of managing our businesses in South Africa. Nevertheless, we have demonstrated our ability to manage complex socio-political issues in the past. Provided that these concerns can be addressed in a constructive manner, as we hope they will, we remain confident that South Africa will continue to be an attractive country in which mining companies can invest in the future.

Conclusion

I mentioned at the beginning of my report the exciting pace of change within Xstrata over the six months. The last few months of the period have been characterised by equally dramatic developments in world equity markets. I have little doubt that the structural impediments which faced Xstrata at the start of the year would have severely inhibited the former company's ability to weather the turbulence that has been so much a feature of the last few weeks. In that respect alone, the transformation of the Company over the period represents extraordinary progress.

To misquote (but not to misrepresent) John Donne: No company is an island. Xstrata has not escaped the impact of market weakness, which has continued into the first month of the current period. However, our operations are in excellent shape and their cash flows remain strong. Our unswerving focus on improved efficiencies and higher returns on capital employed ensure that we will extract the maximum benefit when prices come back towards average long run levels.

The base now exists from which we will grow a distinctive, value focused resources company. It is in times of adversity and market weakness that companies with focussed management teams and supportive shareholders are able to capture the maximum value from the opportunities to be found in their particular 'universe of the possible'.

M L Davis

financial review

Accounting Treatment: Coal Acquisition

As from 1 January 2002, the cash flow from operations generated by the coal business, is to the benefit of Xstrata. However, under UK GAAP (FRS2), the results of operations of an acquired business may be reflected in the income statement only from the date on which control is transferred. As control over the coal business was transferred during March, the results of operations of the coal business are reflected in the Group income statement from 1 March 2002. The attributable profit from operations of the coal business from 1 January 2002 to 28 February 2002 will be accounted as an adjustment to the fair value of the acquired assets.

The interim results for the six months ended 30 June 2002 include both UK GAAP statutory figures (as discussed above) and pro forma figures (as if the results of operations from the coal business had been taken through the income statement since 1 January 2002).

Unless indicated to the contrary, all data and commentary in Section Three and Section Four of this report relates to the proforma results for the six months to 30 June 2002.

Summary: operational results

Turnover increased by US$76.9 million or 9% to US$957.9 million. The contribution from Coal increased US$39.1 million or 7% primarily due to increased production capacity in Australia from acquisitions and expansions. However, a comparison between the periods is impacted by two issues which affect the 2001 proforma figure in coal. Coal South Africa's ATC and ATCOM operations were accounted for as joint ventures and Douglas Tavistock was accounted for as an associate (for 11 months) in 2001. Had these entities been reported as "joint arrangements not creating an entity" ("JANES") in 2001, as they are in 2002, reported turnover for the 2001 period would have been higher by US$64.9 million. In addition, comparison between the two periods is affected by the unusually large revenue generated in the first half of 2001 from third party purchased coal (US$102.3 million in 2001 compared to US$29.4 million in this period). If the turnover numbers for Coal are amended to remove the impact of both these factors, then the US$545.3 million coal turnover from own coal production for the first half 2002, represents a 9.5% increase over the adjusted US$498.2 million turnover for the corresponding period in 2001.

Despite a 17% drop in ferrochrome average prices, Alloys turnover increased US$34.1 million, due to a 54% increase in ferrochrome sales volume from the abnormally low sales of the corresponding period in 2001. Vanadium turnover was 20% higher resulting from higher sales volumes of ferrovanadium following the commissioning of the Rhovan production facility. Zinc turnover increased by US$28.1 million or 16%, despite a 19% drop in the LME zinc price, due to increased production at the San Juan de Nieva smelter, which increased some 62,000t to over 231,000t in the first half. Other turnover decreased by US$24.4 million due to the sale of the forestry trading business in 2001.

Summary Results

US$m	Statutory six months to 30.06.02	**Proforma six months to 30.06.02***	Proforma six months to 30.06.01**	Proforma year ended 31.12.01**
Coal	392.7	**574.7**	535.6	1,144.6
Alloys	174.8	**174.8**	140.7	321.2
Zinc	206.6	**206.6**	178.5	383.3
Other businesses	1.8	**1.8**	26.2	25.8
Total Group Turnover	**775.9**	**957.9**	**881.0**	**1,874.9**
Coal	125.6	**193.6**	159.6	416.0
Alloys	37.3	**37.3**	26.3	73.5
Zinc	49.3	**49.3**	53.1	101.5
Other businesses	(2.8)	**(2.8)**	0.6	(3.3)
Corporate	(9.9)	**(9.9)**	(2.2)	(10.2)
Total Group EBITDA	**199.5**	**267.5**	**237.4**	**577.5**
Coal	(34.8)	**(54.0)**	(50.9)	(104.5)
Alloys	(3.9)	**(3.9)**	(4.2)	(11.1)
Zinc	(16.7)	**(16.7)**	(16.9)	(34.4)
Other businesses	(1.5)	**(1.5)**	(0.2)	(1.2)
Corporate	(0.8)	**(0.8)**	(1.5)	(1.5)
Depreciation and Amortisation	**(57.7)**	**(76.9)**	**(73.7)**	**(152.7)**
Coal	91.1	**139.9**	108.7	311.5
Alloys	33.4	**33.4**	22.1	16.9
Zinc	32.6	**32.6**	36.2	67.1
Other businesses	(4.3)	**(4.3)**	0.4	(4.5)
Corporate	(10.7)	**(10.7)**	(3.7)	(11.7)
Total Group EBIT	**142.1**	**190.9**	**163.7**	**379.3**

*Proforma six months to 30.06.02 includes coal results in the P&L from 01.01.02
**Proforma includes Coal and Asturiana de Zinc acquisitions from 01.01.01

EBITDA increased US$30.1 million or 13% to US$267.5 million. Coal increased by US$34 million or 21% due to the increased turnover and reduced US Dollar unit operating costs of 5% in Australia and 21% in South Africa. Alloys increased by US$11.0 million or 42% due to increased sales volumes, the positive impact of cost reduction programmes and development of new technologies. US Dollar unit costs decreased by 24% for Chrome smelters, 23% for Vanadium in South Africa and 35% in Australia. Zinc decreased US$3.8 million or 7% due to the drop in LME zinc prices, partially mitigated by increased sales volumes and a reduction in unit operating costs by 4% in local currency and US Dollar terms.

EBIT increased US$27.2 million or 17% to US$190.9 million. Depreciation and amortisation increased marginally in the Coal division as a result of higher production levels.

financial review

EBIT variance analysis

The sales price variance primarily reflects the reduction in average prices received for zinc, ferrochrome and spot traded thermal coal in Europe. The volume variance relates in the main to increased production in zinc from the 120,000 tonne annual capacity expansion of the San Juan de Nieva zinc smelter, commissioned in July 2001, the 54% improvement in sales volumes of ferrochrome and increased production from the Australian coal division.

Net efficiency gains of US$15.5 million reflect the benefit of increased productivity and cost saving initiatives across the Group – stripped of exchange and inflation impacts – and equates to 2.2% of operating costs.

The major constituent in the exchange rate variance was the movement of the South African Rand, which weakened against the US Dollar from an average rate of 7.9322 in the first half of 2001 to 10.9797 in the first six months of 2002.

Ebit Variances

US$m		Proforma
EBIT 30.06.01:*		**163.7**
Sales price variance		(79.6)
Volume variance		35.3
Cost reductions in local currency terms	46.6	
Inflation impact on costs	(31.1)	
Net efficiency gains at operations		15.5
Change in exchange rates		67.1
Commencement of Magnesium operations		(3.4)
Other variances		(7.7)
EBIT 30.06.02**		**190.9**

*Proforma includes Coal and Asturiana de Zinc acquisitions from 01.01.01

**Proforma six months to 30.06.02 includes coal results in the P&L from 01.01.02

EBIT Sensitivities

Ebit Sensitivities at 30 June 2002

US$m	Impact on second half 2002 EBIT
US$1/tonne movement in Australian FOB coal price	**6.3**
US$1/tonne movement in Richards Bay FOB coal price	**6.0**
US$50/tonne increase in Zinc price	**5.4**
US$50/tonne decrease in Zinc price	**(6.6)**
US$10 movement in Zinc treatment charge price	**3.3**
1Usc/lb movement in Ferrochrome price	**6.1**
10Usc/lb movement in Vanadium Pentoxide price	**0.9**
10% stronger AUD*	**3.1**
10% weaker AUD*	**(3.2)**
10% stronger EUR*	**(10.3)**
10% weaker EUR*	**11.9**
10% stronger ZAR	**(32.3)**
10% weaker ZAR	**30.4**

*After impact of currency hedging

Earnings

Net interest and similar items decreased from US$30.5 million to US$25.9 million due to lower debt levels than provided for in the 2001 proforma figures. This is due to the success of the London IPO in March 2002 where an additional 25 million shares were issued as a result of the exercise of the Manager's Option. On a proforma basis the EBITDA/Net Interest Cover improved from a multiple of 7.8 in 2001 to 10.3 in 2002 and the EBIT/Interest Cover improved from a multiple of 5.4 to 7.4 over the same period.

The tax charge was US$45.7 million representing an effective rate of 27.8% against 23.1% for the corresponding period in 2001. The tax charge for 2002 includes reversal of deferred tax assets raised in 2001.

Minority interest share of profits decreased following reductions in the minority shareholdings in zinc and in earnings from the Oakbridge Group (Coal Australia) from the unusually high profit after tax in the first half of 2001, which included one-off tax adjustments.

Net earnings increased US$18.6 million or 20% to US%112.9 million. Basic operating earnings per share increased from US$0.72 to US$0.75, and basic attributable earnings per share increased from US$0.41 to US$0.45.

Earnings Summary

US$m	**Proforma six months to 30.06.02***	Proforma six months to 30.06.01**	% Change
EBIT	**190.9**	163.7	16.6
Net interest & similar items	**(25.9)**	(30.5)	15.1
Tax on profit	**(45.7)**	(30.8)	(48.4)
Minority interests	**(6.4)**	(8.1)	21.0
Attributable profit	**112.9**	94.3	19.7
Earnings per share	**0.45**	0.41	9.8

*Proforma six months to 30.06.02 includes coal results in the P&L from 01.01.02
**Proforma includes Coal and Asturiana de Zinc acquisitions from 01.01.01

financial review

Cash Flow, Net Debt and Financing Summary

Cash Flow Summary

US$m	Proforma six months to 30.06.02*
Net cash inflow from operating activities	**339.8**
Net interest payable and similar items	**(25.7)**
Taxation	**(18.8)**
Sustaining capital expenditure	**(31.2)**
Disposals of fixed assets	**1.2**
Free cash flow	**265.3**
Expansionary capital expenditure	**(40.5)**
Purchase of Coal operation	**(1,099.0)**
Cash acquired with Coal operation	**25.7**
Purchase of Ravensworth and Narama coal operations	**(71.0)**
Net cash flow before financing	**(919.5)**
Issue of ordinary shares	**1,335.9**
Foreign exchange adjustment	**(4.3)**
Debt acquired with coal operations	**(588.8)**
Movement in net debt	**(176.7)**
Net debt at the start of the year	**(456.5)**
Net debt at the end of the period	**(633.2)**

*Proforma six months to 30.06.02 includes coal results in the P&L from 01.01.02

Proforma net cash inflow from operating activities includes coal operations from 1 January 2002 and the cash acquired with the coal business has been adjusted to reflect this. The foreign exchange adjustment is due to the book value of the non-US dollar denominated loans and finance leases increasing as a result of strengthening local currencies against the US dollar.

Cash flow from operations for the first half of 2002 was US$339.8 million. This is in line with the estimate of US$350 million, net of working capital movements, diclosed in Part VI of the IPO Listing Particulars (full year: US$700 million). The US$10 million variance is principally due to reduced prices, offset by increased volumes and operating cost savings.

In the same section of Listing Particulars, estimated capital expenditure for 2002 was US$262 million. Including the total acquisition cost of Ravensworth and Narama in the first half, this equates to a capex estimate of US$179 million for the period, which compares to the actual capital expenditure of US$143 million. The variance is mainly due to the timing of cash flows and coal projects in Australia and South Africa.

The cash component of the coal acquisition is US$1,099 million. This is line with the US$1,350.60 million set out in the IPO Prospectus, which excluded the impact of the Manager's Option (US$123.8 million) and included estimated transaction expenses of US$113 million.

Net proceeds

US$m	
Net cash proceeds for issue of shares to the market	1,335.9
Net proceeds of syndicated loan facility	716.6
Shares issued to vendor	974.0
Cash on hand	13.7
Total	**3,040.2**

Application of net proceeds

US$m	
Consideration paid for the Coal operations	2,073.0
Repayment of net indebtedness of Coal operations	505.1
Repayment of Euro 600 million debt facility	462.1
Total	**3,040.2**

The March 2002 proceeds and application of funds of the London IPO and acquisition of Coal assets have not been adjusted on a proforma basis.

The proceeds of the IPO and drawdown of the US$1.4 billion syndicated loan facility were used to refinance the Xstrata EUR 600 million facility, Enex Resources Limited's US$300 million ABN bank loan facility and existing net shareholder indebtedness of US$205.1 million.

The US$2,073 million consideration paid for the coal operations comprises the US$1,994.9 acquisition price, plus an agreed amount of US$73 million relating to working capital and acquisition costs of US$5.1 million.

Net debt summary

US$m	**Statutory As at 30.06.02**	Statutory As at 31.12.01	Proforma As at 31.12.01*
Cash	**119.7**	45.9	98.6
External borrowings	**(734.8)**	(502.4)	(1,181.2)
Finance leases	**(18.1)**	–	(16.8)
Net debt	**(633.2)**	(456.5)	(1,099.4)
By currency:			
Australian dollars	**32.2**	0.7	
Euros	**35.2**	16.4	
South African rands	**(66.2)**	(25.4)	
United States dollars	**(636.1)**	(448.7)	
Other	**1.7**	0.5	
Net debt by currency	**(633.2)**	(456.5)	

*Proforma six months to 30.06.01 includes Coal and Asturiana de Zinc acquisition from 01.01.01

Net debt increased by US$176.7 million or 39% to US$633.2 million at 30 June 2002. Free cash flow for the period represents 40% of net debt at 30 June 2002. The Gross debt to trailing 12-month EBITDA ratio under the Group's syndicated loan facility is now below 1.5 times. This, will result in a reduction in both the drawn margin and commitment fee payable under this facility to the lowest applicable rate.

The reduced net debt levels at 30 June 2002 compared to the proforma December 2001 figures is due to the exercise of the Manager's Option (or "Greenshoe") resulting in an additional 25 million shares being issued and principal loan repayments on the new syndicated loan facility of US$74.4 million. The increase in the South African Rand denominated debt relates to the coal acquisition.

As a result of the success of the London IPO and robust operating cash flows, the net debt to equity ratio improved from 43.7% on a proforma basis and 84.7% on a statutory basis at 31 December 2001 to 19.6% at 30 June 2002.

financial review

Working capital

Stocks have increased by US$20.2 million due to increased production levels compounded by strengthening local currencies. Debtors decreased by US$44.6 million due primarily to abnormally high amounts of Australian coal export sales during December 2001.

Creditors have increased by US$102.6 million due to increased short-term borrowings of US$20 million in South Africa and increased trade creditors of US$28 million from increased production levels and strengthening local currencies. The balance of the creditors movement is mainly due to a US$35 million movement in provisions from the acquisition of Ravensworth and Narama coal mines, including a classification error of US$23 million in non-current liabilities at 31 December 2001.

Movements in Working capital

US$m	**As at 30.06.02**	As at 31.12.01
Stocks	**246.4**	226.2
Debtors	**278.2**	322.8
Creditors	**(386.5)**	(283.9)
Net working capital	**138.1**	265.1

Exchange rates used in the report

Currency table to US$

	H1 average 30.06.02	H1 average 31.06.01	**At 30.06.02**	At 30.06.01	At 31.12.01
AUD	**0.5342**	0.5213	**0.5626**	0.5077	0.5114
EUR	**0.8973**	0.8970	**0.9916**	0.8472	0.8849
GBP	**1.4445**	1.4393	**1.5335**	1.4069	1.4545
ZAR	**10.9797**	7.9322	**10.2960**	8.0540	12.0900
CHF	**1.6367**	1.7065	**1.4810**	1.7957	1.6749

Hedging

Forward contracts – not later than one year

US$m	Bought Currency	**Forward sale of US$ 30.06.02**	Weighted average exchange rate	**Fair value US$ 30.06.02**
Coal	AUD	623.2	0.5280	41.5
Zinc	EUR	70.0	0.9489	3.0
Total		**693.2**		**44.5**

As at 30 June 2002 the mark to market gain on the foreign currency hedge portfolio was US$44.5 million. Hedges have been taken out to offset fluctuations in the local currency costs of Coal Australia and Zinc. During the period Zinc had maturing hedges totaling US$120 million with a net realized loss of US$4.8 million. Coal Australia had maturing hedges totaling US$326.7 million during the period with a net gain of US$6.5 million.

In the first half Coal Australia entered into additional forward foreign exchange contracts totaling US$150 million to sell US Dollars and buy Australian Dollars at an average forward rate of 0.5547.

Capital expenditure

Capex summary

US$m	Statutory six months to 30.06.02	**Proforma six months to 30.06.02***	Proforma six months to 30.06.01**	Proforma year ended 31.12.01**
Coal	38.1	**45.6**	32.8	74.8
Ferroalloys	4.7	**4.7**	14.8	34.5
Zinc	15.4	**15.4**	73.1	107.3
Other businesses	0.9	**0.9**	10.9	25.5
Corporate	2.5	**2.5**	8.2	13.4
Total	**61.6**	**69.1**	**139.8**	**255.5**

*Proforma six months to 30.06.02 includes coal results in the P&L from 01.01.02
**Proforma includes Coal and Asturiana de Zinc acquisitions from 01.01.01

Capital expenditure decreased by US$70.7 million or 51% to US$69.1 million. Coal Australia totalled US$33.1 million and mainly comprised the commissioning of longwall mining at United and development of the Beltana underground mine. Coal South Africa totalled US$12.5 million and included the development of new mining areas in the Douglas Tavistock JV, a new continuous miner at the Boschmans Colliery and upgrading the Tavistock plant. The 120,000 tonne expansion of the San Juan de Nieva zinc smelter was commissioned in July 2001.

Capital expenditure is forecast to increase to around US$100 million for the second half of 2002. Xstrata Coal will continue development of Beltana underground in Australia (total cost of US$38 million), with South African expenditure including the acquisition of reserves, the first phase of the Tavistock plant upgrade and the development of new mining areas. Capex at Xstrata Alloys will focus on the development of the Waterval West chrome mine and the Rhovan mega-plant project, and the construction of an additional pelletising plant at the Wonderkop JV.

Share data

Share price: First Half 2002

	Xstrata LSE (p)	Xstrata SWX (CHF)
Opening price 01.01.02	–	21.60
IPO issue price	8.70	20.60
Closing price 30.06.02	8.49	19.70
Period high	10.45	25.20
Period low	8.49	19.70

Publicly Disclosed Major Shareholders	% of Ordinary Issued Share Capital at 30.06.02
Glencore International AG	40.0
The Capital Group	13.01
Tuxedo	3.1

Shares in Issue

Total Issued Share Capital (used for 2002 proforma eps calculations)	252,601,000 shares
Total Issued Share Capital (used for 2001 proforma eps calculations)	227,601,000 shares
Weighted Average for six months to 30.06.02 (used for statutory eps calculations)	188,423,873 shares

The difference between the total issued share capital numbers used in the 2001 and the 2002 proforma results arises because the 2001 proforma numbers, which were set out in the Listing Particulars in advance of the IPO, did not assume the exercise of the 15% Manager's Option.

operational review | alloys

Chrome

Financial and Production Data

US$m	**Proforma six months to 30.06.02**	Proforma six months to 30.06.01	Proforma year ended 31.12.01
Turnover	**136.0**	108.5	257.7
EBITDA	**30.7**	23.1	64.3
Depreciation & Amortisation	**(2.7)**	(1.4)	(5.0)
EBIT	**28.0**	21.7	59.3
Attributable net assets	**249.4**	268.8	188.0
Capital Employed	**275.3**	364.6	252.2
% Share Group EBIT	**14.7%**	13.3%	15.6%
% Share Group Net Assets	**7.7%**	–	7.5%
% Return on Capital Employed	**20.3%**	11.9%	23.5%
Capex	**4.1**	13.5	30.5
– expansionary	**3.8**	11.8	27.2
– sustaining	**0.3**	1.7	3.3
Attributable Saleable Production (kt)	**435.7**	448.0	860.6
Indicative Average Published Price (USc/lb) *(Chromenet)*	**27.30**	31.75	29.90

Markets

Demand for ferrochrome has strengthened significantly over the period on the back of growth in the manufacture of stainless steel ingots, which accounts for more than 85% of ferrochrome production. Global stainless steel production is forecast to increase from 17.9 million tonnes in 2001 to around 18.9 million tonnes in 2002, a 5% increase. European production growth has been particularly strong, with output estimated to grow over 8% this year.

Given the reduced availability of stainless scrap in 2002 and the significant cutbacks made by the major ferrochrome producers in 2001, increased demand for 'virgin' chrome units outstripped production over the period. As a consequence, producer stocks were depleted to exceptionally low levels over the first six months of the year, and on-going demand has had to be met from increased supply.

The average export price achieved for ferrochrome during the first half of this year was down more than 4USc/lb or 14% from the corresponding period last year. Based on the strong demand for ferrochrome units and the recent strength of the Rand, a 3USc/lb increase has been negotiated for the third quarter. Expectations of continued demand growth and the limited availability of further economic capacity at other major producers is likely to lead to further improvements in ferrochrome prices and volumes in the fourth quarter.

Operations

Notwithstanding the fact that prices for ferrochrome averaged 17% lower, turnover for the first half of the year (US$136 million) was up 25% on the corresponding period. This is mainly due to a 54% increase in ferrochrome sales compared to the exceptionally low sales volumes in the first half of 2001, which were abnormally depressed by excess stocks purchased prior to the year end.

The on-going cost-reduction programmes across the chrome business continued to have a material, positive impact on profitability. Despite lower throughput, due to the cut-backs in production, production costs in South African Rand at the smelters only increased by 3% in nominal terms and in real terms decreased 6%, while decreasing over 24% in US Dollar terms.

Over the period, a number of significant operational initiatives were implemented to maintain and improve Xstrata Chrome's competitive position. Principal among these has been the increased use of proprietary processes, which enable Xstrata to utilise lower ratio ores. Substantial progress has also been made in replacing expensive metallurgical coke with anthracite obtained from Xstrata's Maloma mine in Swaziland. Further productivity gains were realised in the mining operations with the introduction of hydraulic drill rigs.

Despite the historically low price levels experienced in the ferrochrome market during the review period, Xstrata chrome showed a 20.3% return on capital in the first half, which reflects the resilience of this business unit even under adverse market conditions.

Developments

Capital expenditure in the second half, estimated at around US$6 million, will comprise the further development of the Waterval West chrome mine in Rustenburg; the construction of a pelletising plant at the production joint venture with Samancor at Wonderkop (which is scheduled to be in operation during the second half of 2003); and a number of smaller projects to enhance productivity, replace obsolete plant and improve the environmental profile of operations.

At the end of 2001 Xstrata concluded a one-year agreement with AngloPlatinum, by which AngloPlatinum converted and leased one of Xstrata's six off-line smelters for a fixed fee per month. Following a further approach from AngloPlatinum, negotiations are at an advanced stage to extend this agreement to the end of April 2003.

We expect strong demand for ferrochrome to continue this year. To meet this demand Xstrata has restarted two of its six idled furnaces (annual capacity 85,000t each), both at the Wonderkop Plant. With the AngloPlatinum lease, three Xstrata furnaces, with a combined annual capacity of 185,000t, remain shut. This idled capacity allows Xstrata to participate in any sustained increase in demand without any incremental capital expenditure.

operational review | alloys

Vanadium

Financial and Production Data

US$m	**Proforma six months to 30.06.02**	Proforma six months to 30.06.01	Proforma year ended 31.12.01
Turnover	**38.8**	32.2	63.5
EBITDA	**6.6**	3.2	9.2
Depreciation & Amortisation	**(1.2)**	(2.8)	(6.1)
EBIT	**5.4**	0.4	(42.4)
Attributable net assets	**125.1**	186.1	106.6
Capital Employed	**125.3**	185.7	106.8
% Share Group EBIT	**2.8%**	0.2%	(11.1)%
% Share Group Net Assets	**3.9%**	–	4.2%
% Return on Capital Employed	**8.6%**	0.4%	(39.7)%
Capex	**0.6**	1.3	4.0
– expansionary	**0.5**	0.9	2.8
– sustaining	**0.1**	0.4	1.2
Attributable Saleable Production			
V_2O_5 (k lbs)	**20,393**	18,823	38,909
Ferrovanadium (kg)	**3,008**	2,911	6,118
Indicative Average Published Prices			
V_2O_5 (US$/lbt) *(Metal Bulletin)*	**1.25**	1.42	1.38
Ferrovanadium (US$/kg V) *(Metal Bulletin)*	**7.27**	8.27	7.83

Markets

Although global crude steel production (which accounts for some 87% of vanadium use) has grown by only 3.9% year-on-year, vanadium consumption continues to increase disproportionately, as the vanadium content in steel production rises. The Vanadium market, however, remains in a situation of chronic oversupply, which has kept market prices for vanadium pentoxide (V_2O_5) at historically low levels throughout most of the period. This has maintained considerable pressure to close uneconomic production.

A number of factors impacted positively on market sentiment in the second quarter, with a corresponding increase in price: Chinese exports decreased to notably low levels due to growth in domestic demand and on-going quality and environmentally-driven reductions of capacity; the amount of V_2O_5 being offered in the spot market continued to reduce, as new integrated ferrovanadium (FeV) producers come on stream; and the US market strengthened on the back of the anticipated anti-dumping duty against South African and Chinese FeV. In the absence of any further reductions in supply, prices are likely to remain in the current trading range for the remainder of the year, as the above factors are unlikely to put further upward pressure on prices.

Operations

Ferrovanadium (FeV) sales were 78% higher and V_2O_5 sales 11% lower than in the corresponding period in 2001. This is part of Xstrata's strategy to switch more output to the higher value FeV product, and follows the commissioning of new FeV production facilities at Rhovan during the second half of 2001.

Contrary to much of the industry, Xstrata's vanadium operations maintained profitability through on-going efficiency programmes that reduced the average unit cost of production of V_2O_5 in US Dollar terms by 23% period on period. Notwithstanding a marginal reduction in production, Xstrata's South African vanadium operations kept cost increases in line with local inflation rates. Xstrata's Australian operation, Windimurra, achieved a cost reduction of some 37% in Australian Dollar terms (35% in US Dollar terms), but still faces difficulties under current market conditions.

Xstrata's vanadium operations continue to benefit from an offtake agreement with Glencore International AG, which provided a guaranteed minimum price of US$3.80/lb for 1,600t of V_2O_5 production in the first half of 2002. A similar tonnage will be sold under the agreement during the second half of the year, after which the agreement concludes.

In May 2002 Rhovan became the first vanadium plant in the world to achieve ISO 14001 accreditation.

Developments

The bulk of capital expenditure in the second half, estimated at around US$6 million, will relate to preliminary development work on the Rhovan Mega-Plant project.

The US Department of Commerce has issued a preliminary ruling, levying an antidumping duty on ferrovanadium sales into the United States of 37.29% on Xstrata Alloys and 45.58% on Highveld Steel and Vanadium Corporation Limited. Further processes follow before the Department and the International Trade Commission make their final determination. Xstrata Alloys will remain active in the US market and at this stage, therefore, it is not anticipated that the ruling will have any material impact on earnings.

operational review | coal

Financial data

US$m	Statutory four months to 30.06.02	**Proforma six months to 30.06.02***	Proforma six months to 30.06.01**	Proforma year ended 31.12.01**
Turnover: own production	363.3	**545.3**	433.3	991.0
Australia	248.3	**370.9**	281.0	663.6
South Africa	115.0	**174.4**	152.3	327.4
Turnover: third party purchased coal	29.4	**29.4**	102.3	153.6
Australia	17.9	**17.9**	78.4	109.7
South Africa	11.5	**11.5**	23.9	43.9
Total Turnover:	392.7	**574.7**	535.6	1,144.6
Australia	266.2	**388.8**	359.4	773.3
South Africa	126.5	**185.9**	176.2	371.3
EBITDA	125.6	**193.6**	159.6	416.0
Australia	77.8	**116.6**	69.8	199.2
South Africa	47.8	**77.0**	89.8	216.8
Depreciation & Amort	(34.8)	**(54.0)**	(50.9)	(104.5)
Australia	(22.8)	**(35.7)**	(29.1)	(67.0)
South Africa	(12.0)	**(18.3)**	(21.8)	(37.5)
EBIT	91.1	**139.9**	108.7	311.5
Australia	54.9	**80.8**	40.7	132.2
South Africa	36.2	**59.1**	68.0	179.3
Attributable net assets	2,840.9	**2,840.9**	–	2,087.9
Australia	1,592.2	**1,592.2**	–	995.4
South Africa	1,248.7	**1,248.7**	–	1,092.5
Capital employed	2,870.7	**2,870.7**	–	2,593.0
Australia	1,652.9	**1,652.9**	–	1,500.5
South Africa	1,217.8	**1,217.8**	–	1,092.5
% Share Group EBIT	64.1%	**73.3%**	66.4%	82.1%
Australia	38.6%	**42.3%**	24.9%	34.8%
South Africa	25.5%	**31.0%**	41.5%	47.3%
% Share Group Net assets	87.9%	**87.9%**	–	83.0%
Australia	49.3%	**49.3%**	–	39.6%
South Africa	38.6%	**38.6%**	–	43.4%
% Return on capital employed	9.5%	**9.7%**	–	12.0%
Australia	10.0%	**9.8%**	–	8.8%
South Africa	8.9%	**9.7%**	–	16.4%
Capex	38.1	**45.6**	32.8	74.8
Australia	27.9	**33.1**	9.9	33.5
South Africa	10.2	**12.5**	22.9	41.3
Expansionary	24.0	**25.9**	16.0	32.5
Sustaining	14.1	**19.7**	16.8	42.3

*Proforma six months to 30.06.02 includes coal results in the P&L from 01.01.02
**Proforma 2001 has coal data in the P&L from 01.01.01

Production data

(million tonnes)	Statutory four months to 30.06.02	**Proforma six months to 30.06.02***	Proforma six months to 30.06.01**	Proforma year ended 31.12.01**
Total Consolidated Production	15.1	**21.6**	19.6	41.2
Australia	9.9	**13.5**	11.1	23.4
South Africa	5.2	**8.1**	8.5	17.8
Consolidated Australian Sales Total* **	8.7	**13.0**	10.2	22.7
Semi-soft coking export	1.6	**2.5**	2.1	4.6
Thermal export	5.4	**8.5**	6.7	15.2
Domestic	1.7	**2.0**	1.4	2.9
Consolidated South African Sales Total* **	5.2	**7.8**	8.5	17.0
Thermal export	3.7	**5.7**	6.7	12.7
Thermal domestic	1.5	**2.1**	1.8	4.3
Attributable Australian Sales Total* **	7.9	**11.6**	9.3	19.7
Semi-soft coking export	1.4	**2.2**	2.0	4.0
Thermal export	4.8	**7.5**	5.9	13.2
Domestic	1.7	**1.9**	1.4	2.5
Attributable South African Sales Total* **	5.2	**7.8**	8.5	17.0
Thermal export	3.7	**5.7**	6.7	12.7
Thermal domestic	1.5	**2.1**	1.8	4.3
Average received export coal price (US$/t) (FOB)				
Semi-soft coking	33.3	**33.1**	30.1	32.3
Australian thermal	28.6	**29.0**	28.5	30.3
South African thermal	26.8	**27.4**	29.0	30.3

*Proforma six months to 30.06.02 includes coal results in the P&L from 01.01.02
**Proforma 2001 has coal data in the P&L from 01.01.01
***All Sales data is ex-mine i.e. does not include sale of third party purchased coal

Markets

European and Domestic South African Markets

The first half of the year has been characterised by a weaker coal market in Europe, which resulted in lower export prices and volumes for South African export coal compared to the same period in 2001. Demand weakened sharply in the second quarter due to the cumulative impact of a mild European winter, lower gas prices in the United Kingdom, increased Indonesian imports into Europe and higher than average hydro generating capacity. Average prices received for European FOB sales fell some 5.5%, from US$29/t for the first half of 2001 to US$27.40/t for the current period. At the end of June 2002, spot prices of approximately US$22.50/t were being offered FOB at Richards Bay.

operational review | coal

A number of producers from the major Atlantic supply regions, including those from Colombia, South Africa and Russia, have announced production and export cuts, totalling an estimated 7.5mt, which are aimed at aligning output more closely with current demand. While stockpiles across the Atlantic basin are reducing from their recent high levels, upward pressure on European spot prices in the second half of the year will depend on the strength of seasonal growth in demand in advance of the European winter and continued producer restraint. It is expected that supply from the Pacific region will largely withdraw from the European market at the current lower price levels.

The first six months of the year has seen a steady performance of the South African domestic market. Eskom sales increased 24% and other domestic sales 7% period on period. The average domestic prices realised decreased slightly, reflecting an increase in the proportion of low quality coal being sold into this market. This is in line with expectations as Xstrata Coal South Africa restructures its product mix to maximise returns between the domestic and export markets.

Far East and Domestic Australian Markets

In the Far East, demand for coal continues to increase, but the rate of growth has slowed in line with reduced levels of economic growth in the region.

Sales from our Australian mines, approximately 75% of which are under term/annual contracts, are predominantly into the Asian region. The first half of the year sets the scene for the full year, as Japanese annual contracts set prices for the contract year commencing April 2002. The Japanese Reference Price for Australian thermal coal contracts to Chubu Electric declined 7.7% compared to the previous year to US$31.85/t. This price reduction was due to increased supply from Australia and Indonesia, less than anticipated off-take by Asian power utilities, due to the sluggish economic growth, and, as noted above, declining demand from Europe, which has made it difficult for Australian producers to compete in that market.

Semi-soft coking coal settlements with Asian steel mills for supply over the same period also resulted in lower prices and reduced sales. Base semi-soft coking coal prices declined by approximately 7% to 9% and contract volumes were reduced, mainly as a result of increased competition from Chinese producers. The lost Australian semi soft sales have contributed to the increase in thermal coal availability. The average semi-soft price achieved in the first half remained buoyant due to market and customer diversification.

Over the last few months, increased short-term over-supply from Indonesia and Australia, has seen the spot thermal coal price fall by 17% to levels of approximately US$24/t (FOB Newcastle).

The Australian domestic market remains a strong focus for our Australian mines with approximately 18% of current production being sold to local power utilities. Our participation in this market increased during this period following the acquisition of the Ravensworth/Narama operations in March 2002, which have a combined capacity of 4.0 million tonnes per annum.

As part of an on-going drive to build a broader customer base, Xstrata Coal is successfully expanding sales into certain non-traditional markets like India and South America.

Operations

Australia

Consolidated production for the half year, at 13.5mt, was 2.4 million tonnes or 21% higher than the first half last year. The increase reflects the completion of the capacity expansion at the Mt Owen opencast (0.5mt), purchase of the Ravensworth/Narama operations in March 2002 (1.0 mt) and increased production from the Ulan complex (0.9 mt). With capacity increased by over 40%, Mt Owen is now capable of producing in excess of 5 million tonnes per annum. Increased production from the Ulan complex reflects the higher productivity achieved at both the underground and opencast operations since the Enex acquisition in February 2001. Notwithstanding significantly reduced manning, the Ulan complex increased production by 15% from the corresponding six month period.

On-going cost improvements, the acquisitions and the increased productivities referred to above reduced unit operating costs by 5% in US Dollar terms compared to the same period last year. In local currency terms, unit operating costs were 8% lower.

EBIT increased sharply from US$40.7 million to US$80.8 million period on period mainly due to the increased sales volume but also the positive impact of slightly higher average prices and lower unit costs.

In order to address possible oversupply in the market and to cap further buildup of stock levels, some 400,000t of export production was cut in the June quarter. Cutbacks were achieved together with a further reduction in costs by decreasing contractor numbers and overtime, by increasing holiday closures and by reducing staffing levels.

South Africa

In the Proforma 2001 accounts, Coal South Africa's ATC and ATCOM operations were accounted for as joint ventures for 12 months and Douglas Tavistock was accounted for as an associate for 11 months. From January 2002, these entities are reported as JANES and are therefore proportionately consolidated (see page 44). Had they been reported as JANES in 2001, turnover for the period would have been higher by US$64.9 million

On a like-for-like basis, therefore, Coal South Africa's financial performance for the first half of 2002 mirrored the weakening European coal market, with reduced revenues compared to the corresponding period.

Despite a 15% or 1.0 million tonnes reduction in export sales and a 5.5% reduction in average export prices period on period, earnings reduced by only 13% from US$68.0 million to US$59.1 million.

Cost performance benefited from a planned restructuring at a number of the South African coal operations, which included a significant reduction in employee numbers, down 13% period on period, the closure of the high-cost Strathrae mine and the closure of two older technology, high-cost production sections at the Arthur Taylor Colliery. Despite the negative impact of restructuring costs and reduced production, increases in unit operating costs were held some 5% below the South African PPI inflation rate in local currency terms. In US Dollar terms, unit operating costs reduced over 21%.

The Rietspruit Joint Venture operation ceased production in May 2002 due to the depletion of its reserves. This capacity has largely been replaced by moving product from the low-margin domestic market to the export market and by the re-commissioning of South Witbank Colliery towards the end of 2001. Following the construction of new surface coal handling systems, a new beneficiation plant, well engineered underground conveying and coal winning systems, as well as the introduction of appropriately advanced communication and control technology, South Witbank has now achieved the highest productivity and lowest production cost of all Xstrata Coal South Africa's underground operations. The systematic introduction of similar underground technology is being planned for a number of other Xstrata mines. At ATC continuous miner sections have already achieved a 32% increase in output this year, with the concomitant cost benefits.

It was decided to reduce production by 400,000t in the second quarter in response to the soft export markets and resultant increase in coal stocks being held. This involved stopping the operations for an extended period over Easter, deferring the restart of the Waterpan coal re-treatment operation and shutting down certain higher cost production sections at some of the mines.

Significant progress has been made in terms of safety management; the lost time injury frequency rate in the first six months of 2002 averaged 2.1 lost time accidents per million hours worked compared to 5.7 in full year 2001 and 10.2 in full year 2000.

operational review | coal

Developments

Australia

Capital expenditure in the first half of US$33.1 million related in the main to two major projects: the United longwall and new Beltana mine. The introduction of longwall mining at United (total project cost: US$29 million) was completed during the period on time and within cost estimates. Given the project's completion date, some expenditure will be reflected in the second-half. The transformation of United will increase production of high quality semi-soft coal by 1.4mt, while reducing unit operating costs by around 20%.

Development of the Beltana underground mine continued at the Bulga Complex. The project, which has a total capital cost of US$38 million, is on schedule and budget, with first coal output from the longwall planned for second quarter 2003 to follow completion of the highly productive South Bulga underground in early 2003. The Beltana mine will increase productivity further and reduce Xstrata Coal's average unit cost due to Beltana's highly competitive cost structure, which is expected to be amongst the lowest in Australia.

Capital expenditure for the second half of 2002 is expected to be higher than the first half, with the greater part spent on the continued development of Beltana. Other projects include a coal handling and preparation plant at United, to process the additional coal produced from the recently installed longwall, and the installation of a waste disposal irrigation system and drift conveyor to reduce costs at Ulan. Work also continues to progress the Glendell and Bulga long-term underground projects, and to complete the Togara North feasibility study.

South Africa

The major elements of the US$12.5 million of capital expenditure in the first half of 2002 related to three major projects: the Boschmanskrans project in the Douglas Tavistock JV (Xstrata's share: US$2.3 million), which will open up a major new mining area for production and replace operations where reserves have been depleted; a new continuous miner for the Boschmans Colliery (US$1.4 million), which replaces a more expensive cut, drill and blast section and enables an increase in secondary mining to maximise reserve utilization; and the first phase of the Tavistock plant upgrade (US$1.0 million), which will allow this mine to be expanded by 30% over time.

Capital expenditure in the second half, which is expected to be around US$35 million, includes payment for the Zaaiwater property which adds 15.5 million tonnes of saleable reserves to the Boschmans and Goedgevonden operations (at an estimated total cost of US$3.9 million); the second phase of the upgrade of the Tavistock plant (estimated cost: US$2.4 million); initial work on the planned two-year project to relocate the Arthur Taylor Opencast Mine to the new North Pit (US$3.3 million this year); and expenditure on equipment and infrastructure at the Boschmanskrans project in the Douglas Tavistock JV (Xstrata's share in H2 2002: US$1.9 million).

operational review | zinc

Financial and Production Data

US$m	**Proforma six months to 30.06.02**	Proforma* six months to 30.06.01	Proforma* year ended 31.12.01
Turnover	**206.6**	178.5	383.3
EBITDA	**49.3**	53.1	101.5
Depreciation & Amortization	**(16.7)**	(16.9)	(34.4)
EBIT	**32.6**	36.2	67.1
Attributable net assets	**580.5**	546.1	548.0
Capital employed	**582.7**	546.1	548.1
% Group EBIT	**17.1%**	22.1%	17.7%
% Share Group Net Assets	**18.0%**	–	21.8%
% Return on capital employed	**11.2%**	13.2%	12.2%
Capex	**15.4**	73.1	107.3
– expansionary	**7.8**	62.2	83.7
– sustaining	**7.6**	10.9	23.6
Production (tonnes)	**231,363**	169,489	390,792
Average LME Zn price (US$/t)	**788**	977	886

*Proforma includes Asturiana de Zinc acquisition from 01.01.01

Markets

After growing 1.5% to 8.9 million tonnes in 2001, global production of contained zinc metal is expected to decrease by an estimated 3% in 2002 to 8.6 million tonnes due to a number of mine closures and cutbacks provoked by the steep fall in the price for zinc. As a result, the zinc concentrates market tightened in 2002, with a corresponding impact on Treatment Charges (TCs), which fell by approximately US$20/t of concentrate. At the basis price of US$1,000/t, this reduced the "benchmark" TCs from US$189/t in 2001 to US$169/t in 2002. Spot market TCs were even lower in the first six months of 2002 due to increased Chinese imports.

Demand for zinc metal moves broadly with economic activity, but more specifically with developments in the two main consuming sectors of automobiles and construction. Having fallen 1.3% to 8.75 million tonnes in 2001, zinc consumption has stabilised during the first half of 2002, with total consumption for the year likely to remain reasonably flat year-on-year at around 9.0 million tonnes. Although with different views on the speed and strength, there is general consensus that a gradual recovery in demand is underway, which should gather some momentum later this year and into 2003.

operational review | zinc

As a result of the zinc metal market surplus, LME zinc prices fell to levels not seen since 1987 in nominal terms and since the 1930s in real terms. The average LME zinc price for the first six months of 2002 was US$788/t, some 19% below the US$977/t average for the corresponding period last year.

Operations

The highlight of the period has been the notable success of the US$140 million expansion project at the San Juan de Nieva Smelter, which was completed ahead of schedule and under budget. The project, which commenced in the second half of 2001, has increased annual capacity by over 35%, from 340,000t to 460,000t. The smelter has run at full capacity since commissioning. As a result, production of zinc metal increased from 169,489t in the first half of 2001 to 231,363t in this period.

The expansion has contributed to the on-going cost cutting performance of Xstrata's zinc business, and has consolidated San Juan's position as the largest and the lowest-cost zinc smelter in the world. The metallurgical operations have continued to reduce operating costs, which have fallen some 7% in real terms since 1998. Notwithstanding the additional complexities of managing a major capital expansion project, operating unit costs were reduced by some 4% in the first half of 2002 compared with the corresponding period in 2001.

Concentrates production at the Reocin Mine was 57,600t in the first half, slightly lower than the corresponding period in 2001, reflecting the mine's decreasing production profile in advance of its closure in July 2003. Due to several cost cutting actions, unit costs were 4% lower than budgeted.

San Juan has also implemented treatment of residue with the "Jarofix" process. This leading edge technology transforms the hazardous Jarosite residue, which other smelters have to keep in costly tailings dams, into a solid and inert residue, called Jarofix, which is used as an infill/aggregate (for example, in the environmental reclamation of old quarries). The process allows Xstrata Zinc to meet the most demanding environmental requirements, while reducing the costs associated with managing residues and extending the operating life of the plant.

The benefits of higher production and lower unit costs, mitigated the negative impact of the collapse of the zinc price at the EBIT level, which at US$32.6 million was only some 10% below that of the corresponding period. To continue to protect margins going forward, Xstrata Zinc has implemented a further programme of sustainable cost cutting, which is expected to reduce costs by some US$4 million over the next six months.

Developments

The long planned closure of the Reocin Mine has provided ample time and opportunity for Xstrata Zinc to source replacement concentrates to prevent disruption in supply to the smelter. Consequently, a number of long term agreements have been reached with major zinc mining companies, which cover almost 80% of concentrate requirements for 2003 and 2004. TCs have been fixed, at an average 8% premium to the current benchmark TCs, in respect of 40% of concentrate requirements for the same period. For subsequent years, agreements are in place to cover around 35-55% of expected needs. Xstrata Zinc has indicated interest in continuing to meet between 20-30% of its concentrate requirements from own supply if the right opportunity presents itself.

Xstrata Zinc is actively analysing different investment opportunities, both in mining and smelting, where its technological and operating expertise could be brought to bear and which could consolidate Xstrata as one of the key players in the zinc industry.

operational review | other businesses

Forestry

On 1 July 2001 Xstrata AG concluded the sale of the Forestal Del Sur (FDS) trading business for an amount of US$4 million. The results for the first half of 2002 are therefore only those of Forestal Los Lagos (FLL) and essentially comprise the sale of pulplogs by the plantation to FDS, according to a tolling and marketing agreement entered into at the time of the disposal, and not the high volume trading activities. This accounts for the lower 2002 sales volumes, operating margins and earnings of the Forestry business unit when compared to 2001 figures.

US$m	**Proforma six months to 30.06.02**	Proforma six months to 30.06.01	Proforma year ended 31.12.01
Forestry			
Turnover	**1.1**	26.2	25.8
EBITDA	**–**	1.4	0.8
Depreciation & Amortisation	**(0.1)**	(0.2)	(0.3)
EBIT	**(0.1)**	1.2	0.5
Sustaining Capex	**0.4**	–	3.7
Attributable net assets	**21.2**	28.7	21.8
Capital employed	**33.3**	48.9	33.8
Production: Pulplogs (cbm)	**34,600**	266,471	300,750
Production: Woodchips (bdmt)	**–**	216,449	216,449
Magnesium			
Turnover	**0.7**	–	–
EBITDA	**(2.8)**	(0.8)	(4.1)
Depreciation & Amortisation	**(1.4)**	–	(0.9)
EBIT	**(4.2)**	(0.8)	(5.0)
Capex	**0.5**	10.9	21.8
Attributable net assets	**24.8**	14.4	25.3
Capital employed	**24.8**	14.4	25.3
Production (tonnes)	**2,717**	–	40
% Share EBIT: Other businesses	**(2.2)%**	0.2%	(1.2)%
% Share Net Assets: Other businesses	**1.4%**	–	1.9%
% Return on capital employed: Other businesses	**(14.8)%**	1.3%	(7.6)%

operational review | other businesses

Global prices for wood fibre have fallen continuously in US Dollar terms for five years, on the back of low pulp prices, an oversupply of woodchips and a reduction in consumption and demand for pulpwood chips. The price received for *eucalyptus globulus* in the first half of 2002 averaged US$32.59/cbm, compared with the 2001 average of US$33.26/cbm and US$34.18/cbm at the commencement of the tolling and marketing agreement in July 2001.

Volumes for the next six months are expected to remain in line with the first half, and while prices may reduce further over the remainder of the year, any change to FLL's contribution will be non-material to Group EBIT. Xstrata plc continues to assess opportunities to exit from the forestry business.

Magnesium

Growth in the magnesium scrap market has been adversely impacted by the slump in the US economy and the deterioration in US automotive sales in particular. While automotive applications containing magnesium continue to increase, lower automotive sales limited magnesium consumption. Year to date car and truck production for North America is up by 4.5% over 2001 but the significant reduction in the transactional price of magnesium alloy, which is down 29% period on period, is likely to maintain considerable pressure on producers.

The new plant, built at a capital cost of US$27.9 million, comprises two lines capable of processing 25,000t of scrap annually, with one line currently commissioned. This line operated at only 15% of capacity in the first half due to the difficulties of breaking into an adverse market and a number of production problems, common with the commissioning of a new facility.

The successful ramp-up of both production and sales, which are essential to the plant's future success, rest on the speedy resolution of these problems. In June, a new chief executive was appointed from Xstrata Alloys, to expedite the plant's commissioning and to undertake a thorough review of Xstrata Magnesium's business plan. This will be presented to the Xstrata plc executive committee at the end of the year.

basis of preparation of financial information

The interim financial information set out on pages 28 to 42 has been prepared under the historical cost convention and in accordance with applicable UK Generally Accepted Accounting Principles ("UK GAAP") including the adoption of Financial Reporting Standards 19; Deferred Taxation. The financial information has been prepared under the same accounting policies that were applied in the drawing up the Accountants Report for Xstrata plc contained in the Xstrata plc Listing Particulars.

Prior year financial information
The interim financial information does not constitute statutory accounts of the company.

Xstrata plc was incorporated on 31 December 2001. Xstrata AG and Xstrata plc merged on 20 February 2002 by way of a group reconstruction.

Financial information relating to 2001 represents information based upon the audited accounts of Xstrata AG for 31 December 2001 and reviewed interim financial statements of Xstrata AG for 30 June 2001 prepared in accordance with International Accounting Standards ("IAS") as adjusted for UK GAAP purposes.

independent review report to Xstrata plc

Introduction
We have been instructed by the company to review the financial information set out on pages 28 to 36 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The Listing Rules of the Financial Services Authority require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2002.

Ernst & Young LLP
Chartered Accountants
London
29 July 2002

consolidated profit and loss accounts

For the 6 months ended 30 June 2002

US$m	**six months to 30.06.02**	six months to 30.06.01	twelve months to 31.12.01
Turnover			
Group turnover	**775.9**	228.7	613.6
Net operating costs before exceptional costs	**(634.1)**	(196.0)	(521.2)
Exceptional costs – impairment of vanadium assets	**–**	–	(45.5)
Net operating costs	**(634.1)**	(196.0)	(566.7)
Operating Profit	**141.8**	32.7	46.9
Profit/(loss) on sale of fixed assets	**(0.3)**	–	0.5
Profit on disposal of investments	**0.6**	–	–
Loss on disposal of operations	**–**	–	(1.9)
Profit before interest and taxation	**142.1**	32.7	45.5
Interest receivable and similar items	**4.1**	1.3	2.1
Interest payable and similar items	**(27.7)**	(7.8)	(23.7)
Profit on ordinary activities before taxation	**118.5**	26.2	23.9
Tax on profit on ordinary activities	**(32.9)**	(0.4)	(10.6)
Profit on ordinary activities after taxation	**85.6**	25.8	13.3
Minority interests	**(5.0)**	(0.5)	(2.0)
Attributable profit	**80.6**	25.3	11.3
Basic operating earnings per share (US$)	**0.75**	0.55	0.79
Basic earnings per share (US$)	**0.43**	0.43	0.19

consolidated statement of total recognised gains and losses

For the 6 months ended 30 June 2002

US$m	**six months to 30.06.02**	six months to 30.06.01	twelve months to 31.12.01
Attributable profit	**80.6**	25.3	11.3
Exchange difference on retranslation of net assets of subsidiaries	**300.4**	(41.7)	(146.5)
Total recognised gains and losses for the period	**381.0**	(16.4)	(135.2)
Reconciliation of shareholders' funds			
Total recognised gains and losses	**381.0**	(16.4)	(135.2)
New shares issued	**2,310.0**	–	–
Total movements during the period	**2,691.0**	(16.4)	(135.2)
Shareholders' funds at the beginning of the period	**539.1**	674.3	674.3
Shareholders' funds at end of the period	**3,230.1**	657.9	539.1

consolidated balance sheets

As at 30 June 2002

US$m	at 30.06.02	at 30.06.01	at 31.12.01
Fixed assets			
Intangible assets	**127.4**	137.0	125.1
Tangible assets	**3,010.9**	882.2	771.7
Investments			
– Investment in associates	**777.0**	–	–
– Other investments	**88.0**	22.9	22.9
	865.0	22.9	22.9
Other long-term assets	**94.3**	9.0	13.1
	4,097.6	1,051.1	932.8
Current assets			
Stocks	**246.4**	198.9	144.7
Debtors	**278.2**	213.0	188.2
Cash at bank and in hand	**119.7**	59.7	45.9
	644.3	471.6	378.8
Creditors: amounts falling due within one year	**(386.5)**	(144.6)	(221.7)
Net current assets	**257.8**	327.0	157.1
Total assets less current liabilities	**4,355.4**	1,378.1	1,089.9
Creditors: amounts falling due after more than one year	**(710.8)**	(566.8)	(422.0)
Provisions for liabilities and charges	**(320.3)**	(142.2)	(126.8)
Net assets	**3,324.3**	669.1	541.1
Equity minority interests	**(94.2)**	(11.2)	(2.0)
Attributable net assets	**3,230.1**	657.9	539.1
Capital and reserves			
Called up share capital	**126.3**	29.5	29.5
Share premium account	**2,213.2**	–	–
Other reserves	**305.9**	305.9	305.9
Profit and loss account	**584.7**	322.5	203.7
Equity shareholders' funds	**3,230.1**	657.9	539.1

consolidated statement of cash flows

For the 6 months ended 30 June 2002

US$m	**six months to 30.06.02**	six months to 30.06.01	twelve months to 31.12.01
Net cash inflow from operating activities	**271.8**	80.6	158.4
Returns on investments and servicing of finance			
Interest received	**3.3**	1.3	2.1
Interest paid	**(26.7)**	(7.8)	(22.4)
	(23.4)	(6.5)	(20.3)
Taxation			
Tax paid	**(18.6)**	(0.4)	(11.8)
Capital expenditure and financial investment			
Payments to acquire tangible fixed assets	**(64.2)**	(59.0)	(134.2)
Receipts from the sale of fixed assets	**1.2**	–	–
Disposal/(acquisition) of own shares	**–**	(0.6)	(0.6)
	(63.0)	(59.6)	(134.8)
Acquisitions and disposals			
Disposal of operations	**–**	–	67.3
Purchase of operations	**(1,170.0)**	(453.6)	(453.6)
Cash acquired with operations	**83.7**	18.0	18.0
Net cash disposed of with operations	**–**	(0.9)	(0.9)
	(1,086.3)	(436.5)	(369.2)
Management of liquid resources			
(Increase)/Decrease in short-term deposits	**(17.7)**	(2.1)	7.9
Net cash inflow/(outflow) before financing	**(937.2)**	(424.5)	(369.8)
Financing			
Issue of ordinary share capital	**1,335.9**	–	–
Increase in short-term borrowings	**20.0**	–	79.0
New long-term loans	**716.6**	437.6	358.6
Repayment of capital element of finance leases	**(0.3)**	–	–
Repayment of short-term loans	**(79.0)**	–	–
Repayment of long-term loans	**(999.1)**	–	(50.6)
	994.1	437.6	387.0
Increase/(decrease) in cash	**56.9**	13.1	17.2
Reconciliation of net cash flow to movement in net debt			
Increase/(decrease) in cash	**56.9**	13.1	17.2
Cash (inflow)/outflow from increase in loans	**(736.6)**	(437.6)	(437.6)
Repayment of loans	**1,078.1**	–	50.6
Cash outflow from finance leases	**0.3**	–	–
Cash (inflow)/outflow from short-term deposits	**17.7**	2.1	(7.9)
Change in net debt resulting from cash flows	**416.4**	(422.4)	(377.7)
Exchange differences	**(4.3)**	6.5	21.7
Finance leases acquired with operations	**(17.0)**	–	–
Loans (acquired)/disposed of with operations	**(571.8)**	(101.2)	(101.2)
Movement in net debt	**(176.7)**	(517.1)	(457.2)
(Net debt)/cash at start of period	**(456.5)**	0.7	0.7
Net debt at end of period	**(633.2)**	(516.4)	(456.5)

notes to the financial statements

The following exchange rates were used in preparation of the consolidated financial information:

	30 June 2002	**Average 2002 6 months**	30 June 2001	Average 2001 6 months	31 December 2001	Average 2001 12 months
Australian dollars (AUD)	**0.5626**	**0.5342**	0.5077	0.5213	0.5114	0.5167
Chile pesos (CLP)	**688.05**	**665.80**	629.00	594.65	654.79	637.57
Euros (EUR)	**0.9916**	**0.8973**	0.8472	0.8970	0.8849	0.8946
Great Britain pounds (GBP)	**1.5335**	**1.4445**	1.4069	1.4393	1.4545	1.4407
South African rands (ZAR)	**10.2960**	**10.9797**	8.0540	7.9322	12.0900	8.6249
Swiss francs (CHF)	**1.4810**	**1.6367**	1.7957	1.7065	1.6749	1.6884

Changes in Group companies

On 20 February 2002, Xstrata AG transferred the majority of its assets and liabilities to Xstrata (Schweiz) AG, a 100% owned subsidiary, and was subsequently merged into Xstrata plc, a public limited company incorporated in England and Wales.

Effective 1 March 2002, The Company purchased 100% of the issued share capital of Glencore Overseas AG (of which Enex Resources Limited is a wholly owned subsidiary), Duiker Marketing AG and Duiker Mining (Proprietary) Limited for cash and ordinary shares in Xstrata plc with an aggregate value of US$2,073 million, (including acquisition costs of US$5.1 million). In addition, the Company has agreed to assume net indebtedness of Glencore Overseas AG, Duiker Marketing AG and Duiker Mining (Proprietary) Limited and each of their subsidiaries resulting in a total consideration of US$2,578 million. The provisional fair value of net assets acquired was US$2,073 million.

The Global Offer and London Stock Exchange Listing

The Global Offer comprised an issue of 100 million new ordinary shares in Xstrata plc at an offer price of £8.70 per share. In connection to the Global Offer, on behalf of the underwriters, a manager's option was exercised by J.P. Morgan Securities Limited in consultation with other joint bookrunners, resulting in an additional 15 million new ordinary shares in Xstrata plc being issued on the same terms and conditions as the Global Offer, inter alia, to cover over-allotments or further allotments and to cover short positions resulting from stabilisation transactions. The net cash proceeds from the Global Offer were US$1,335.9 million and the number of ordinary shares in issue of Xstrata plc following the completion of the Global Offer is 252.6 million, with Glencore International AG holding 40% of the issued share capital after being issued with US$974 million of shares as partial payment for the Coal assets.

Admission to and dealings in ordinary shares on the London Stock Exchange occurred at 8.00 am (London time) and to the Swiss Stock Exchange occurred at 9.00 am (Central European time) on 25 March 2002.

Syndicated Loan Facility Agreement

On 22 March 2002, Xstrata plc, and certain members of the Group, the underwriters of the syndicated loan and certain other banks entered into a five year US$1,400 million committed multi-currency revolving Syndicated Loan Facility Agreement (Facility reduction instalment after 36 months US$200 million, after 48 months US$200 million and at termination date US$1 billion or the amount of the total outstanding balance if lower). The purpose of the Syndicated Loan Facility was to finance the balance of the purchase of 100% of the issued share capital of Glencore Overseas AG, Duiker Marketing AG and Duiker Mining (Proprietary) Limited and to refinance existing financial indebtedness of certain members of the Group. The Syndicated Loan facility can also be utilised for working capital requirements, general corporate purposes and permitted acquisitions. Prior to this Agreement, the financial indebtedness of the Group mainly included the outstanding portion of the EUR600 million credit facility in connection with the acquisition of Asturiana de Zinc SA, the US$300 million credit agreement in Enex Resources Limited and the shareholder loan in Enex Resources Limited. The net loan proceeds drawn under this Facility totalled US$716.6 million.

The Syndicated Loan Facility bears interest at a rate equal to the aggregate of the London inter-bank offered rate plus 1.00% per annum for the first 6 months of the facility and thereafter on a sliding scale determined by reference to a formula based on EBITDA. The Company is liable to pay a commitment fee on the undrawn portion of the Syndicated Loan Facility at a rate per annum equal to 50% of the relevant margin, payable quarterly in arrears.

Net debt

US$m	**at 30.06.02**	at 30.06.01	at 31.12.01
Cash at bank and on hand	**72.6**	20.4	16.5
Short-term deposits	**47.1**	39.3	29.4
Total cash	**119.7**	59.7	45.9
Bank overdrafts	**(0.7)**	(9.3)	(1.4)
Net cash	**119.0**	50.4	44.5
Short-term borrowings	**(40.2)**	–	(79.0)
Long-term borrowings	**(693.9)**	(566.8)	(422.0)
Finance leases	**(18.1)**	–	–
Net debt	**(633.2)**	(516.4)	(456.5)
Australian dollars	**32.2**	1.5	0.7
Euros	**35.2**	11.3	16.4
South African rands	**(66.2)**	(37.7)	(25.4)
United States dollars	**(636.1)**	(485.8)	(448.7)
Other	**1.7**	(5.7)	0.5
Net debt by currency	**(633.2)**	(516.4)	(456.5)

segmental analysis by area of activity

For the 6 months ended 30 June 2002

US$m	Coal	Alloys Chrome	Alloys Vanadium	Zinc	Other Magnesium	Other Forestry	**Total**
Turnover	392.7	136.0	38.8	206.6	0.7	1.1	**775.9**
EBITDA	125.6	30.7	6.6	49.3	(2.8)	–	**209.4**
Common costs and income							**(9.9)**
EBITDA							**199.5**
Operating profit	90.8	28.0	5.4	32.6	(4.2)	(0.1)	**152.5**
Common costs and income							**(10.7)**
Operating profit							**141.8**
Profit on disposal of investments	0.6	–	–	–	–	–	**0.6**
Profit/(loss) on sale of fixed assets	(0.3)	–	–	–	–	–	**(0.3)**
EBIT	91.1	28.0	5.4	32.6	(4.2)	(0.1)	**152.8**
Common costs and income							**(10.7)**
EBIT							**142.1**
Net interest and similar items							**(23.6)**
Profit on ordinary activities before taxation							**118.5**
Tangible fixed assets	2,181.4	239.1	100.2	436.4	20.8	31.3	**3,009.2**
Unallocated tangible fixed assets							**1.7**
Tangible fixed assets							**3,010.9**
Net current assets	61.1	102.5	31.6	57.1	1.2	1.9	**255.4**
Unallocated net current assets							**2.4**
Net current assets							**257.8**
Attributable net assets	2,840.9	249.4	125.1	580.5	24.8	21.2	**3,841.9**
Unallocated net assets							**(611.8)**
Attributable net assets							**3,230.1**
Capital expenditure	38.1	4.1	0.6	15.4	0.5	0.4	**59.1**
Unallocated capital expenditure							**2.5**
Capital expenditure							**61.6**

segmental analysis by area of activity

For the 6 months ended 30 June 2001

US$m	Coal	Alloys Chrome	Alloys Vanadium	Zinc	Other Magnesium	Other Forestry	Total
Turnover	–	108.5	32.2	61.8	–	26.2	**228.7**
EBITDA	–	23.1	3.2	17.6	(0.8)	1.4	**44.5**
Common costs and income							**(2.2)**
EBITDA							**42.3**
Operating profit	–	21.7	0.4	13.9	(0.8)	1.2	**36.4**
Common costs and income							**(3.7)**
EBIT							**32.7**
Net interest and similar items							**(6.5)**
Profit on ordinary activities before taxation							**26.2**
Capital expenditure	–	13.5	1.3	25.1	10.9	–	**50.8**
Unallocated capital expenditure							**8.2**
Capital expenditure							**59.0**

segmental analysis by area of activity

For the 12 months ended 31 December 2001

US$m	Coal	Alloys Chrome	Alloys Vanadium	Zinc	Other Magnesium	Other Forestry	Total
Turnover	–	257.7	63.5	266.6	–	25.8	**613.6**
EBITDA	–	64.3	9.2	65.9	(4.1)	0.8	**136.1**
Common costs and income							**(10.1)**
EBITDA							**126.0**
Operating profit	–	59.3	(42.4)	44.8	(5.0)	0.5	**57.2**
Common costs and income							**(10.3)**
Operating profit							**46.9**
Profit/(loss) on sale of fixed assets							**(1.4)**
EBIT							**45.5**
Net interest and similar items							**(21.6)**
Profit on ordinary activities before taxation							**23.9**
Tangible fixed assets	–	224.3	104.6	387.8	21.8	32.6	**771.1**
Unallocated tangible fixed assets							**0.6**
Tangible fixed assets							**771.7**
Net current assets	–	98.9	24.0	95.5	(0.8)	1.1	**218.7**
Unallocated net current assets							**(61.6)**
Net current assets							**157.1**
Attributable net assets	–	188.0	106.6	548.0	25.3	21.8	**889.7**
Unallocated net assets							**(350.6)**
Attributable net assets							**539.1**
Capital expenditure	–	30.5	4.0	69.5	21.8	3.7	**129.5**
Unallocated capital expenditure							**13.4**
Capital expenditure							**142.9**

segmental analysis by geographical region

For the 6 months ended 30 June 2002

US$m	Africa	Americas	Asia	Australia	Europe	Total
Turnover by origin	297.1	1.9	–	270.4	206.5	**775.9**
Turnover by destination	41.7	14.6	273.1	50.6	395.9	**775.9**
EBITDA	90.9	(2.8)	–	72.0	49.3	**209.4**
Common costs and income						**(9.9)**
EBITDA						**199.5**
Operating profit	75.7	(4.3)	–	48.5	32.6	**152.5**
Common costs and income						**(10.7)**
Operating profit						**141.8**
Profit on sale of investments	0.6	–	–	–	–	**0.6**
Profit/(loss) on sale of fixed assets	(0.2)	–	–	(0.1)	–	**(0.3)**
EBIT	76.1	(4.3)	–	48.4	32.6	**152.8**
Common costs and income						**(10.7)**
EBIT						**142.1**
Net interest and similar items						**(23.6)**
Profit on ordinary activities before taxation						**118.5**
Tangible fixed assets	748.8	52.1	–	1,771.9	436.4	**3,009.2**
Unallocated tangible fixed assets						**1.7**
Tangible fixed assets						**3,010.9**
Net current assets	161.8	3.1	–	33.4	57.1	**255.4**
Unallocated net current assets						**2.4**
Net current assets						**257.8**
Attributable net assets	1,594.1	46.0	–	1,621.3	580.5	**3,841.9**
Unallocated net assets						**(611.8)**
Attributable net assets						**3,230.1**
Capital expenditure	14.8	0.9	–	28.0	17.9	**61.6**

segmental analysis by geographical region

For the 6 months ended 30 June 2001

US$m	Africa	Americas	Asia	Australia	Europe	**Total**
Turnover by origin	134.9	26.2	–	5.8	61.8	**228.7**
Turnover by destination	5.7	21.4	62.8	0.2	138.6	**228.7**
EBITDA	32.1	0.6	–	(5.8)	17.6	**44.5**
Common costs and income						**(2.2)**
EBITDA						**42.3**
Operating profit	29.5	0.4	–	(7.4)	13.9	**36.4**
Common costs and income						**(3.7)**
EBIT						**32.7**
Net interest and similar items						**(6.5)**
Profit on ordinary activities before taxation						**26.2**
Capital expenditure	14.1	10.9	–	0.7	33.3	**59.0**

segmental analysis by geographical region

For the 12 months ended 31 December 2001

US$m	Africa	Americas	Asia	Australia	Europe	**Total**
Turnover by origin	310.3	25.8	–	10.9	266.6	**613.6**
Turnover by destination	16.6	41.3	105.4	0.2	450.1	**613.6**
EBITDA	85.8	(3.3)	–	(12.3)	65.9	**136.1**
Common costs and income						**(10.1)**
EBITDA						**126.0**
Operating profit	77.9	(4.5)	–	(61.0)	44.8	**57.2**
Common costs and income						**(10.3)**
Operating profit						**46.9**
Profit/(loss) on sale of assets						**(1.4)**
EBIT						**45.5**
Net interest and similar items						**(21.6)**
Profit on ordinary activities before taxation						**23.9**
Tangible fixed assets	300.9	54.4	–	28.0	387.8	**771.1**
Unallocated tangible fixed assets						**0.6**
Tangible fixed assets						**771.7**
Net current assets	121.7	0.3	–	1.2	95.5	**218.7**
Unallocated net current assets						**(61.6)**
Net current assets						**157.1**
Attributable net assets	265.5	47.1	–	29.1	548.0	**889.7**
Unallocated net assets						**(350.6)**
Attributable net assets						**539.1**
Capital expenditure	32.1	25.5	–	2.4	82.9	**142.9**

proforma profit and loss accounts

For the 6 months ended 30 June 2002

US$m	**six months to 30.06.02**	six months to 30.06.01	twelve months to 31.12.01
Turnover			
Turnover group and share of joint ventures turnover	**957.9**	910.0	1,943.5
Less turnover attributable to joint ventures	**–**	(29.0)	(68.6)
Group turnover	**957.9**	881.0	1,874.9
Net operating costs before exceptional costs	**(767.3)**	(741.3)	(1,507.0)
Exceptional costs – impairment of vanadium assets	**–**	–	(45.5)
Net operating costs	**(767.3)**	(741.3)	(1,552.5)
Operating profit	**190.6**	139.7	322.4
Income from interests in joint ventures	**–**	11.2	32.1
Income from interests in associated undertakings	**–**	12.8	24.7
Total operating profit	**190.6**	163.7	379.2
Profit/(loss) on sale of fixed assets	**(0.3)**	–	2.0
Profit on sale of investments	**0.6**	–	–
Loss on disposal of operations	**–**	–	(1.9)
Profit before interest and taxation	**190.9**	163.7	379.3
Net interest and similar items	**(25.9)**	(30.5)	(60.8)
Profit on ordinary activities before taxation	**165.0**	133.2	318.5
Tax on profit on ordinary activities	**(45.7)**	(30.8)	(75.7)
Profit on ordinary activities after taxation	**119.3**	102.4	242.8
Minority interests	**(6.4)**	(8.1)	(15.5)
Attributable profit	**112.9**	94.3	227.3
Basic operating earnings per share (US$)	**0.75**	0.72	1.67
Basic earnings per share (US$)	**0.45**	0.41	1.00

notes to the proforma profit and loss accounts

The Proforma Profit and Loss Account and segmental information for the Group is prepared for illustrative purposes only.

Financial information for the year ended 31 December 2001 has been extracted from Part VII of the Xstrata plc Listing Particulars dated 20 March 2002 and combines the Xstrata AG, Enex Resources Limited Duiker Marketing AG and Duiker Mining (Proprietary) Limited Profit and Loss Accounts, adjusted to assume the acquisition of Asturiana de Zinc S.A. and Oakbridge Pty Limited had taken place on 1 January 2001. The Proforma financial information for the six months ended 30 June 2001 has been prepared on the same basis as that for the year ended 31 December 2001.

For the six months ended 30 June 2002, the Proforma Profit and Loss account assumes that the Coal operations were acquired on 1 January 2002.

reconciliation of proforma and statutory financial information

US$m	**six months to 30.06.02**	six months to 30.06.01	twelve months to 31.12.01
Turnover			
Statutory turnover	**775.9**	228.7	613.6
Asturiana de Zinc pre acquisition turnover	–	116.7	116.7
Enex Group pre acquisition turnover	**122.6**	248.5	662.4
Duiker Group pre acquisition turnover	**59.4**	176.2	371.3
Oakbridge Pty Limited pre acquisition turnover	–	110.9	110.9
Total	**957.9**	881.0	1,874.9
EBITDA			
Statutory EBITDA	**199.5**	42.3	126.0
Asturiana de Zinc pre acquisition EBITDA	–	35.5	35.5
Enex Group pre acquisition EBITDA	**38.8**	70.3	199.7
Duiker Group pre acquisition EBITDA	**29.2**	89.8	216.8
Oakbridge Pty Limited pre acquisition EBITDA	–	(0.5)	(0.5)
Total	**267.5**	237.4	577.5
EBIT			
Statutory EBIT	**142.1**	32.7	45.5
Asturiana de Zinc pre acquisition EBIT	–	22.3	22.3
Enex Group pre acquisition EBIT	**25.9**	41.2	132.7
Duiker Group pre acquisition EBIT	**22.9**	68.0	179.3
Oakbridge Pty Limited pre acquisition EBIT	–	(0.5)	(0.5)
Total	**190.9**	163.7	379.3
Profit before tax			
Statutory profit before tax	**118.5**	26.2	23.9
Asturiana de Zinc pre acquisition profit before tax	–	8.5	8.5
Enex Group pre acquisition profit before tax	**24.2**	41.1	97.5
Duiker Group pre acquisition profit before tax	**22.3**	64.4	172.2
Oakbridge Pty Limited pre acquisition profit before tax	–	(0.9)	(0.9)
Enex Group loan foreign exchange adjustment	–	–	29.5
Incremental interest adjustment	–	(6.1)	(12.2)
Total	**165.0**	133.2	318.5
Attributable profit			
Statutory attributable profit	**80.6**	25.3	11.3
Asturiana de Zinc pre acquisition attributable profit	–	3.8	3.8
Enex Group pre acquisition attributable profit	**14.3**	23.8	60.7
Duiker Group pre acquisition attributable profit	**18.0**	49.1	132.1
Oakbridge Pty Limited pre acquisition attributable profit	–	(0.9)	(0.9)
Deferred tax asset adjustment	–	(2.2)	–
Enex Group loan foreign exchange adjustment	–	–	29.5
Incremental interest adjustment	–	(4.6)	(9.2)
Total	**112.9**	94.3	227.3

proforma segmental analysis by area of activity

For the 6 months ended 30 June 2002

US$m	Coal	Alloys Chrome	Alloys Vanadium	Zinc	Other Magnesium	Other Forestry	**Total**
Turnover	574.7	136.0	38.8	206.6	0.7	1.1	**957.9**
EBITDA	193.6	30.7	6.6	49.3	(2.8)	–	**277.4**
Common costs and income							**(9.9)**
EBITDA							**267.5**
Operating profit	139.6	28.0	5.4	32.6	(4.2)	(0.1)	**201.3**
Common costs and income							**(10.7)**
Operating profit							**190.6**
Profit on sale of investments	0.6	–	–	–	–	–	**0.6**
Profit/(loss) on sale of assets	(0.3)	–	–	–	–	–	**(0.3)**
EBIT	139.9	28.0	5.4	32.6	(4.2)	(0.1)	**201.6**
Common costs and income							**(10.7)**
EBIT							**190.9**
Net interest and similar items							**(25.9)**
Profit on ordinary activities before taxation							**165.0**
Tangible fixed assets	2,181.4	239.1	100.2	436.4	20.8	31.3	**3,009.2**
Unallocated tangible fixed assets							**1.7**
Tangible fixed assets							**3,010.9**
Net current assets	61.1	102.5	31.6	57.1	1.2	1.9	**255.4**
Unallocated net current assets							**2.4**
Net current assets							**257.8**
Attributable net assets	2,840.9	249.4	125.1	580.5	24.8	21.2	**3,841.9**
Unallocated net assets							**(611.8)**
Attributable net assets							**3,230.1**
Capital expenditure	45.6	4.1	0.6	15.4	0.5	0.4	**66.6**
Unallocated capital expenditure							**2.5**
Capital expenditure							**69.1**

proforma segmental analysis by area of activity

For the 6 months ended 30 June 2001

		Alloys			Other		
US$m	Coal	Chrome	Vanadium	Zinc	Magnesium	Forestry	Total
Turnover	535.6	108.5	32.2	178.5	–	26.2	**881.0**
EBITDA	159.6	23.1	3.2	53.1	(0.8)	1.4	**239.6**
Common costs and income							**(2.2)**
EBITDA							**237.4**
Operating profit	108.7	21.7	0.4	36.2	(0.8)	1.2	**167.4**
Common costs and income							**(3.7)**
EBIT							**163.7**
Net interest and similar items							**(30.5)**
Profit on ordinary activities before taxation							**133.2**
Capital expenditure	32.8	13.5	1.3	73.1	10.9	–	**131.6**
Unallocated capital expenditure							**8.2**
Capital expenditure							**139.8**

proforma segmental analysis by area of activity

For the 12 months ended 31 December 2001

		Alloys			Other		
US$m	Coal	Chrome	Vanadium	Zinc	Magnesium	Forestry	Total
Turnover	1,144.6	257.7	63.5	383.3	–	25.8	**1,874.9**
EBITDA	416.0	64.3	9.2	101.5	(4.1)	0.8	**587.7**
Common costs and income							**(10.2)**
EBITDA							**577.5**
Operating profit	310.0	59.3	(42.4)	67.1	(5.0)	0.5	**389.5**
Common costs and income							**(10.3)**
Operating profit							**379.2**
Profit/(loss) on sale of fixed assets	1.5	–	–	–	–	–	**1.5**
Unallocated profit on disposal of fixed assets							**0.5**
Loss on disposal of operations							**(1.9)**
EBIT							**379.3**
Net interest and similar items							**(60.8)**
Profit on ordinary activities before taxation							**318.5**
Tangible fixed assets	2,688.1	224.3	104.6	387.8	21.8	32.6	**3,459.2**
Unallocated tangible fixed assets							**0.6**
Tangible fixed assets							**3,459.8**
Net current assets	100.9	98.9	24.0	95.5	(0.8)	1.1	**319.6**
Unallocated net current assets							**44.1**
Net current assets							**363.7**
Attributable net assets	2,087.9	188.0	106.6	548.0	25.3	21.8	**2,977.6**
Unallocated net assets							**(461.7)**
Attributable net assets							**2,515.9**
Capital expenditure	74.8	30.5	4.0	107.3	21.8	3.7	**242.1**
Unallocated capital expenditure							**13.4**
Capital expenditure							**255.5**

proforma segmental analysis by geographical region

For the 6 months ended 30 June 2002

US$m	Africa	Americas	Asia	Australia	Europe	**Total**
Turnover by origin	356.5	1.9	–	393.0	206.5	**957.9**
Turnover by destination	51.9	15.8	382.9	62.9	444.4	**957.9**
EBITDA	120.1	(2.8)	–	110.8	49.3	**277.4**
Common costs and income						**(9.9)**
EBITDA						**267.5**
Operating profit	98.6	(4.3)	–	74.4	32.6	**201.3**
Common costs and income						**(10.7)**
Operating profit						**190.6**
Profit on sale of investments	0.6	–	–	–	–	**0.6**
Profit/(loss) on sale of fixed assets	(0.2)	–	–	(0.1)	–	**(0.3)**
EBIT	99.0	(4.3)	–	74.3	32.6	**201.6**
Common costs and income						**(10.7)**
EBIT						**190.9**
Net interest and similar items						**(25.9)**
Profit on ordinary activities before taxation						**165.0**
Tangible fixed assets	748.8	52.1	–	1,771.9	436.4	**3,009.2**
Unallocated tangible fixed assets						**1.7**
Tangible fixed assets						**3,010.9**
Net current assets	161.8	3.1	–	33.4	57.1	**255.4**
Unallocated net current assets						**2.4**
Net current assets						**257.8**
Attributable net assets	1,594.1	46.0	–	1,621.3	580.5	**3,841.9**
Unallocated net assets						**(611.8)**
Attributable net assets						**3,230.1**
Capital expenditure	17.1	0.9	–	33.2	17.9	**69.1**

proforma segmental analysis by geographical region

For the 6 months ended 30 June 2001

US$m	Africa	Americas	Asia	Australia	Europe	Total
Turnover by origin	311.1	26.2	–	365.2	178.5	**881.0**
Turnover by destination	27.1	21.4	364.7	46.9	420.9	**881.0**
EBITDA	121.9	0.6	–	64.0	53.1	**239.6**
Common costs and income						**(2.2)**
EBITDA						**237.4**
Operating profit	97.5	0.4	–	33.3	36.2	**167.4**
Common costs and income						**(3.7)**
EBIT						**163.7**
Net interest and similar items						**(30.5)**
Profit on ordinary activities before taxation						**133.2**
Capital expenditure	37.0	10.9	–	10.6	81.3	**139.8**

proforma segmental analysis by geographical region

For the 12 months ended 31 December 2001

US$m	Africa	Americas	Asia	Australia	Europe	Total
Turnover by origin	681.6	25.8	–	784.2	383.3	**1,874.9**
Turnover by destination	61.7	41.3	755.0	100.7	916.2	**1,874.9**
EBITDA	302.6	(3.3)	–	186.9	101.5	**587.7**
Common costs and income						**(10.2)**
EBITDA						**577.5**
Operating profit	257.1	(4.5)	–	69.8	67.1	**389.5**
Common costs and income						**(10.3)**
Operating profit						**379.2**
Profit/(loss) on sale of fixed assets	–	–	–	1.5	–	**1.5**
Unallocated profit on disposal of assets						**0.5**
Loss on disposal of operations						**(1.9)**
EBIT						**379.3**
Net interest and similar items						**(60.8)**
Profit on ordinary activities before taxation						**318.5**
Tangible fixed assets	1,421.5	54.4	–	1,595.5	387.8	**3,459.2**
Unallocated tangible fixed assets						**0.6**
Tangible fixed assets						**3,459.8**
Net current assets	133.7	0.3	–	90.1	95.5	**319.6**
Unallocated net current assets						**44.1**
Net current assets						**363.7**
Attributable net assets	1,357.9	47.1	–	1,024.6	548.0	**2,977.6**
Unallocated net assets						**(461.7)**
Attributable net assets						**2,515.9**
Capital expenditure	73.4	25.5	–	35.9	120.7	**255.5**

data on operations

Name of operation		% ownership	Total annual production capacity (Full plant/mine basis)	Accounting status (descriptions below)	Location
Alloys					
Wonderkop plant		100	460kt	Subsidiary & JANE	Marikana, Sth Africa
Rustenburg plant		100	430kt	Subsidiary	Rustenburg, Sth Africa
Lydenburg plant		100	402kt*	Subsidiary	Lydenburg, Sth Africa
Kroondal mine		100	1,320kt	Subsidiary	Rustenburg, Sth Africa
Waterval mine		100	1,920kt	Subsidiary	Rustenburg, Sth Africa
Thorncliffe mine		100	1,440kt	Subsidiary	Steelpoort, Sth Africa
Vantech V_2O_5		100	13.3k lbs	Subsidiary	Steelpoort, Sth Africa
Rhovan V_2O_5		100	15.7k lbs V_2O_5 7.8k kg FeV	Subsidiary Subsidiary	Brits, Sth Africa
Windimurra		100	16,400 lbs	Subsidiary	Western Australia
Coal – Australia					
Oakbridge group	Bulga	58.2	4,700kt	Subsidiary	Hunter Valley
	South Bulga	58.2	2,500kt	Subsidiary	Hunter Valley
	Beltana	58.2	3,400kt	Subsidiary	Hunter Valley
	Baal Bone	63.2	2,500kt	Subsidiary	Western Coal Fields
Macquarie Coal JV	West Wallsend	80	3,000kt	JANE	Newcastle
	Westside	80	800kt	JANE	Newcastle
Teralba		80	Closed H2 2001	JANE	Newcastle
Liddell group	Liddell	67.5	2,800kt	JANE	Hunter Valley
Cumnock		84	2,500kt	Subsidiary	Hunter Valley
Mt Owen		100	5,000kt	Subsidiary	Hunter Valley
United		95	2,400kt	JANE	Hunter Valley
Ulan	Ulan Underground	90	3,500kt	JANE	Western Coal Fields
	Ulan Open Cut	90	2,400kt	JANE	Western Coal Fields
Ravensworth		100	2,000kt	Subsidiary	Hunter Valley
Narama		50	2,000kt	JANE	Hunter Valley
Coal – South Africa					
Tweefontein Division	Waterpan	100	1,200kt	Subsidiary	Witbank
	Boschmans	100	2,000kt	Subsidiary	Witbank
	WitCons	100	1,100kt	Subsidiary	Witbank
	South Witbank	100	1,300kt	Subsidiary	Witbank
iMpunzi Division	Phoenix	100	800kt	Subsidiary	Witbank
	Tavistock	100	1,200kt	Subsidiary	Witbank
Tavistock TESA JV	ATC**	50	1,700kt	JANE	Witbank
	ATCOM**	50	2,200kt	JANE	Witbank
Mpumalanga Division	Strathrae	100	Closed H1 2002	Subsidiary	Carolina
	Tselentis	100	1,200kt	Subsidiary	Breyten
	Spitzkop	100	1,400kt	Subsidiary	Ermelo
Mines operated by JV partners	Rietspruit	50	Closed H1 2002	JANE	Witbank
	*Douglas/Middelburg***	16	25,000kt	JANE	Witbank/Middelburg

*Mitsui's 12.5% ownership of A, B & C furnaces entitles it to 30ktpa at cost

**In 2001 Coal South Africa's ATC and ATCOM operations were accounted for as joint ventures for 12 months, and Douglas Tavistock was accounted for as an associate for 11 months

data on operations (continued)

Name of operation	% ownership	Total annual production capacity (Full plant/mine basis)	Accounting status (descriptions below)	Location
Zinc				
San Juan de Nieva	100	466kt Zn 447kt saleable Zn	Subsidiary	Asturias (Spain)
Hinojedo	100	38kt calcine 25kt SO2	Subsidiary	Cantabria (Spain)
Arnao	100	24kt semis	Subsidiary	Asturias (Spain)
Reocin	100	115kt 2002 closes: July 2003	Subsidiary	Cantabria (Spain)
Other Businesses				
Forestal Los Lagos	100	70kcbm	Subsidiary	Puerto Montt, Chile
Xstrata Magnesium	100	25kt	Subsidiary	Indiana, USA

explanation categories of accounting status

Associate

Associated undertakings are accounted for using the equity method. The Group's share of the net assets of the Associate are shown on the balance sheet under non-current assets as a single line. The results of the associate appear in two lines in the profit and loss account. The Group's share of the profit before tax of the associate appears on the face of the profit and loss account. The Group's share of the associates tax charge appears in the tax note.

Joint Venture (JV)

JVs are arrangements where the partners share in the profits of the JV operations. JVs are accounted for using the gross equity method. The Group's share of the gross assets and gross liabilities of the JV are shown as two lines on the face of the balance sheet within non-current assets. Treatment in the profit and loss account is similar to associated undertakings except that turnover is grossed up for the Group's share of the turnover of the JV, which is then deducted on the face of the P&L to arrive at Group turnover.

JANE

Joint arrangements not creating an entity ("JANE") are characterised by the sharing of output (eg, the physical commodity or a transport facility) rather than the sharing of profit from operations of the JV. JANES are proportionately consolidated on a line-by-line basis.

Subsidiary

Subsidiaries are 100% consolidated on a line-by-line basis. Where a subsidiary is not 100% owned, the minority interest's share of net assets and profits are deducted on the face of the balance sheet and profit and loss account as single lines.

group information

Offices

Head Office
Bahnhofstrasse 2
Zug
CH 6300 Switzerland
Tel: +41 41 726 6070
Fax: +41 41 726 6089

Registered Office
Panton House
25 Haymarket
London SW1Y 4EN
United Kingdom
Tel: +44 20 7968 2800
Fax: +44 20 7968 2810

Registrars and Transfer Office
Computershare Limited
PO Box 82
The Pavilions
Bridgewater Road
Bristol BS99 7NH
United Kingdom
Tel: +44 (0) 870 702 0000
Fax: +44 (0) 870 703 6101

Shareholder calendar 2002

Financial year-end	31 December 2002
Preliminary Results Announcement	10 February 2003
Annual General Meeting	8 May 2003
Interim Dividend	April 2003

Enquiries

If you would like further information on Xstrata please contact: **http://www.xstrata.com**

Marc Gonsalves
+44 20 7968 2812
+41 41 726 6088
m.gonsalves@xstrata.com

Brigitte Mattenberger
+41 41 726 6071
b.mattenberger@xstrata.com

If you would like to register to receive copies of Company news releases or announcements, please contact us or register directly on the website at http://www.xstrata.com/subscribe.php

xstrata

Xstrata plc Bahnofstrasse 2 PO Box 102 CH-6301 Zug Switzerland
Tel +41 41 726 6070 Fax +41 41 726 6089 www.xstrata.com

xstrata







interim report 2002

We will grow and manage a diversified portfolio of metals and mining businesses with the single aim of delivering industry-leading returns for our shareholders. We can achieve this only through genuine partnerships with employees, customers, shareholders, local communities and other stakeholders, which are based on integrity, co-operation, transparency and mutual value-creation.

2	chief executive's report
6	financial review
14	operational review
27	financial statements
37	proforma financial information
43	data on operations
Inside back cover	shareholder and Group information

key financial results

US$m	Statutory six months to 30.06.02	**Proforma six months to 30.06.02***	Proforma six months to 30.06.01**	% Change
Turnover	775.9	**957.9**	881.0	8.7
EBITDA	199.5	**267.5**	237.4	12.7
EBIT	142.1	**190.9**	163.7	16.6
Net interest & similar items	(23.6)	**(25.9)**	(30.5)	15.1
Tax on profit	(32.9)	**(45.7)**	(30.8)	(48.4)
Minority interests	(5.0)	**(6.4)**	(8.1)	21.0
Attributable profit	80.6	**112.9**	94.3	19.7
Earnings per share	0.43	**0.45**	0.41	9.8
Attributable net assets	3,230.1			

*Proforma six months to 30.06.02 includes coal results in the P&L from 01.01.02
**Proforma six months to 30.06.01 includes Coal and Asturiana de Zinc acquisition from 01.01.01

- Period of exceptional progress for Xstrata:
  - Acquisition of Australian and South African coal assets for US$2.5 billion
  - Successful IPO on the London market
  - US$1.4 billion syndicated loan facility secured
  - Xstrata admitted to the FTSE 100 index in June 2002
- Attributable profit of US$113 million up 20% on proforma basis
- Xstrata now well positioned to grow as a distinctive, value focused resources company.

Xstrata Transformed

The first six months of 2002 was a period of exceptional change for Xstrata. The Company began the year as a small mining company capitalised at US$850 million, standing on two businesses – ferroalloys and zinc – which although of high quality did not have a diversified earnings profile. Xstrata also lacked the critical mass and scale that would have enabled it to compete for significant opportunities and manage the resultant investment risk. Meaningful growth was constrained by a high level of financial gearing (net debt to equity ratio: 85%), an illiquid stock and a domestic shareholder base that was limited in the support it could provide.

The imperative to address these challenges and to build a platform from which value could be created, growth could credibly be pursued, and the Company's existing potential unlocked lay behind the bold series of transactions which we announced to the market on 21 February 2002.

The Coal Acquisition

An ideal vehicle for Xstrata's transformation presented itself with the opportunity to acquire the Australian and South African coal business of Glencore International AG. The assets themselves comprise long-life, low-cost operations, with significant and predictable cash flows that complemented the quality of the existing Xstrata businesses. Critically, the acquisition delivered a significant diversification of earnings by commodity, geography and pricing cycle, and of customers and markets. It provided Xstrata with the scale and the critical mass necessary to list on the London Stock Exchange, thereby accessing a new, liquid capital market, which is today the home of diversified mining companies.

However, the acquisition of the coal assets could not meet strategic needs alone. The transaction, which was effective 1 January 2002, had to bear rigorous scrutiny that it stood on its own financial and value merits. The price of US$2.5 billion, which included assumed net indebtedness of some US$505 million, was based on a valuation process that was thorough and conservative. As we indicated at the time, the acquisition will earn a return for shareholders in excess of our cost of capital even if the long-run coal price falls to and remains at US$26/tonne, at an assumed long-run exchange rate of 63 Australian cents to one US Dollar. Notwithstanding the recent weakness in coal prices, the intersect of these critical inputs remains a robust and conservative assumption, which confirms the essential value and rationale of the coal acquisition.

The Global Offer and Capital Raising

With the benefit of hindsight, the global institutional offer, which accompanied the listing on the London and Swiss stock exchanges on 25 March 2002, appears to have been well timed. The first few months of the year were characterised by a nascent sense of optimism over the potential for a resurgence in global economic growth and the re-weighting of asset portfolios to "old economy" stocks. The remarkable success of the Global Offer, which was oversubscribed in excess of seven times at the offer price, also reflected the fundamental attraction of the transformed Xstrata and represented an endorsement of both the strategy and the acquisition that created it.

Including the exercise of the Manager's Option (or "Greenshoe"), a total of 115 million new shares were issued to the market at an offer price of 870p, raising just under one billion pounds (US$1,335.9 million) net of underwriting commissions. A further 78.6 million shares (US$974 million) were issued to Glencore in part-payment for the coal acquisition, with the balance settled in cash.

In addition, a new US$1,400 million syndicated loan was negotiated to refinance existing debt and provide sufficient funding flexibility to the Company.

The New Xstrata

The staunch support received from investors in the IPO placed Xstrata in an exceptionally strong position, creating a markedly different Company from the one which had begun the year. Net cash from operations was some US$340 million in the six months to end June 2002, compared to the US$32.6 million of the former Xstrata AG in its last six month period. The net debt to equity ratio fell from the 84.7% at the end of December 2001 to 19.6% at the end of June 2002. The Debt to EBITDA ratio, previously 3.6 for Xstrata AG, has now declined below 1.5 times, which will result in a reduction of interest under the syndicated loan facility to the lowest applicable margin.

Xstrata is now a substantial company, with a diversified portfolio of high-quality, cash generative businesses, a new international shareholder base, enhanced access to the debt markets, and, most critically, with scale, management momentum and financial flexibility.

In sum, the platform for growth has been laid, providing the Board and Management with the capacity to exploit opportunities and options in the world of mining and metals, with the goal of building the company through value adding transactions, focussed management of operations, and innovative but conservative financing and risk management methodologies.

2002 Interim Results

The best way to interpret the results of the six months ended 30 June 2002 is to compare them on a proforma basis to the equivalent period in 2001 as if Xstrata had operated in its current form since January 2001.

Even accounting for the inevitable complexities of proforma accounts, first half turnover and operating profit rose period on period, with attributable profit up 20% to US$112.9 million.

The backdrop has been a challenging six months, which saw commodity prices weaken in each of our businesses. Average ferrochrome and zinc prices for the first half were down 17% and 19% respectively compared with the corresponding period – in the case of zinc to prices which in real terms have not been seen since the 1930s. The average spot price for thermal coal in the European market fell 5.5% to US$27.50/t period on period, and weakened a further 19% through the second quarter to trade at around US$22.50 at the period end. While the average price received for our Australian thermal coal was up 2% from the first half in 2001, due to the preponderance of contract sales, the benchmark contracts for thermal sales into the Far East settled some 8% down during the first half.

The resilient performance of the businesses also reflects a growth in their sales volumes and the continued efforts to reduce controllable costs and improve productivity at the operations. In local currency terms, nominal unit operating costs were reduced some 8% in Australian coal and 4% in zinc, while costs at the South African chrome smelters and coal operations decreased in real terms by 6% and 4% respectively. In US Dollar terms, costs reduced far more significantly at each of the businesses.

Excluding the beneficial impact of exchange rate differences, efficiency gains achieved by the businesses in the six months amounted to some US$15.5 million, or 2.2% of the operating cost base.

Performance Against IPO Projections

Cash flow from operations for the first half of 2002 was US$340 million. This is in line with the estimate of US$350 million, net of working capital movements, disclosed in the Listing Particulars (full year: US$700 million). The US$10 million variance is principally due to reduced prices, offset by increased volumes and operating cost savings.

Business Development

A key element in our transformation of Xstrata has been the strategy to leverage our size and momentum to grow the Company, and the work we have done in this area in the four months since the listing has reaffirmed our confidence in Xstrata's potential to develop through acquisitions.

Our strategy embraces both incremental and Company transforming acquisitions. The former are operations of relatively modest size, which augment one of our existing businesses. They are likely to be funded from existing resources, as the Group has substantial undrawn debt capacity. Company transforming acquisitions are obviously large opportunities, costing over a billion dollars, which because of their scale would have a dramatic impact on the size, diversity and rating of Xstrata and which would be funded through both debt and equity.

In either scenario, in financial terms we seek returns that we are confident will exceed our cost of capital – without the application of 'soft synergies' or heroic long run price or commodity assumptions – and with a suitable premium to reflect specific applicable risks. Given this stage of our corporate development, we have a preference for those acquisitions that are most immediately accretive to earnings and cash flow, and which are likely to make a meaningful contribution to EBITDA. In portfolio terms we seek those opportunities

which will diversify our earnings and assets by commodity and geography, and whose value in the market can contribute to the re–rating of our stock.

Clearly, opportunities such as these are hard to find and harder still to complete. Nevertheless, our business development teams are busy, and I remain convinced, not only of the validity and soundness of the business and investment case we presented at the time of the IPO, but also of our capacity to create value for our shareholders from the right transactions executed at the right price and at the right time.

Group Integration and Corporate Developments

The integration of the new Coal business alongside our existing Alloys and Zinc businesses has proceeded seamlessly. I have been impressed by the quality of the management teams I have met during my visits to all the operations. The degree of commitment and cooperation that exists between the three commodity businesses themselves, and between the businesses and the corporate centre, is a positive sign for the future.

A great deal of effort and time has been directed into the development of a number of Group processes and policies:

- a new monthly reporting system has been developed and is already in place across the expanded Group, which has substantially improved the quality and speed of the information available to the executive. The ability to access current consolidated Group forecasts has greatly enhanced our ability to assess and benchmark potential acquisitions;
- a Group Health, Safety and Environmental (HSE) Policy has been implemented. The performance of the businesses in this area is good and the task of the new Group HSE coordinator will be to align measurement tools and performance targets, and enhance the systems that achieve them, in this critical area of our business;
- a project has been commissioned, using the services of an external consultant, to assess the Group's risk exposures and to implement groupwide risk management procedures, which formalise the existing good practice within the businesses. This exercise will follow through into the implementation of a Group internal audit plan.

The South African Minerals Bill

On 26 June 2002, The Minerals and Petroleum Resources Development Bill 2002 was approved by the National Assembly of the South African Parliament. This followed numerous papers and drafts of the Bill, as well as hearings at which representations were made by the mining industry and other stakeholders to government.

It is important to recognise that the central thrust of the legislation is to bring the ownership and development of mineral rights in South Africa into line with international norms. Specifically, the Bill seeks to *implement a "use it or lose it" principle, whereby rights* are held by the state and leased to companies. On this matter, we are wholly supportive of the South African government's objective.

It is also clear that the new Bill seeks to redress the exclusion of previously disadvantaged groups from participation in the mining industry as owners and operators. The political imperative that drives the government's commitment to Black economic empowerment (BEE) in the mining industry is of course also well understood. However, concern has arisen over the late acceleration of the Bill through the Parliamentary process, for reasons which are not understood.

Xstrata is in the fortunate position that all our material coal, chrome and vanadium reserves already have mining authorisations. These fall therefore into the category of existing businesses, whose so called 'old order' rights have only to be converted into 'new order' rights in accordance with the new provisions and subject to the new criteria. In addition, our two biggest businesses in South Africa – coal and chrome – are characterised by widely held mineral reserves and, it has to be said, no shortage of smaller producers.

Nevertheless, Xstrata, in common with others in the industry, is concerned about aspects of the Bill as it now stands. In summary, these concerns relate to:

- the uncertainty regarding the precise scope and application of the provisions relating to the obligation on companies to ensure a specified degree of participation in existing businesses by BEE groups;

- the potential for security of tenure to be undermined in the process by which existing businesses seek to convert 'old order' mineral rights to 'new order' rights;
- the uncertainty over the level of royalties which will be payable to the state; and
- the negative economic impact on South Africa and on specific industries (particularly where consolidation has led to the benefits of more rational producer behaviour) if the provisions of the Bill lead to a proliferation of smaller, sub-economic producers in a commodity.

We take comfort from the protections offered by the Constitution, from the bilateral agreements between South Africa and both the United Kingdom and Switzerland, and from the Minister's assurances that the government does not seek to damage existing businesses or industries. However, the level of disquiet and uncertainty around the Bill are potentially negative for the country and for international investors in South Africa like Xstrata. We shall therefore be active in responding to the implications of the Bill and vigilant in protecting the economic interests of our shareholders.

I have little doubt that the Bill will increase the complexity and risks of managing our businesses in South Africa. Nevertheless, we have demonstrated our ability to manage complex socio-political issues in the past. Provided that these concerns can be addressed in a constructive manner, as we hope they will, we remain confident that South Africa will continue to be an attractive country in which mining companies can invest in the future.

Conclusion

I mentioned at the beginning of my report the exciting pace of change within Xstrata over the six months. The last few months of the period have been characterised by equally dramatic developments in world equity markets. I have little doubt that the structural impediments which faced Xstrata at the start of the year would have severely inhibited the former company's ability to weather the turbulence that has been so much a feature of the last few weeks. In that respect alone, the transformation of the Company over the period represents extraordinary progress.

To misquote (but not to misrepresent) John Donne: No company is an island. Xstrata has not escaped the impact of market weakness, which has continued into the first month of the current period. However, our operations are in excellent shape and their cash flows remain strong. Our unswerving focus on improved efficiencies and higher returns on capital employed ensure that we will extract the maximum benefit when prices come back towards average long run levels.

The base now exists from which we will grow a distinctive, value focused resources company. It is in times of adversity and market weakness that companies with focussed management teams and supportive shareholders are able to capture the maximum value from the opportunities to be found in their particular 'universe of the possible'.

M L Davis

Accounting Treatment: Coal Acquisition

As from 1 January 2002, the cash flow from operations generated by the coal business, is to the benefit of Xstrata. However, under UK GAAP (FRS2), the results of operations of an acquired business may be reflected in the income statement only from the date on which control is transferred. As control over the coal business was transferred during March, the results of operations of the coal business are reflected in the Group income statement from 1 March 2002. The attributable profit from operations of the coal business from 1 January 2002 to 28 February 2002 will be accounted as an adjustment to the fair value of the acquired assets.

The interim results for the six months ended 30 June 2002 include both UK GAAP statutory figures (as discussed above) and pro forma figures (as if the results of operations from the coal business had been taken through the income statement since 1 January 2002).

Unless indicated to the contrary, all data and commentary in Section Three and Section Four of this report relates to the proforma results for the six months to 30 June 2002.

Summary: operational results

Turnover increased by US$76.9 million or 9% to US$957.9 million. The contribution from Coal increased US$39.1 million or 7% primarily due to increased production capacity in Australia from acquisitions and expansions. However, a comparison between the periods is impacted by two issues which affect the 2001 proforma figure in coal. Coal South Africa's ATC and ATCOM operations were accounted for as joint ventures and Douglas Tavistock was accounted for as an associate (for 11 months) in 2001. Had these entities been reported as "joint arrangements not creating an entity" ("JANES") in 2001, as they are in 2002, reported turnover for the 2001 period would have been higher by US$64.9 million. In addition, comparison between the two periods is affected by the unusually large revenue generated in the first half of 2001 from third party purchased coal (US$102.3 million in 2001 compared to US$29.4 million in this period). If the turnover numbers for Coal are amended to remove the impact of both these factors, then the US$545.3 million coal turnover from own coal production for the first half 2002, represents a 9.5% increase over the adjusted US$498.2 million turnover for the corresponding period in 2001.

Despite a 17% drop in ferrochrome average prices, Alloys turnover increased US$34.1 million, due to a 54% increase in ferrochrome sales volume from the abnormally low sales of the corresponding period in 2001. Vanadium turnover was 20% higher resulting from higher sales volumes of ferrovanadium following the commissioning of the Rhovan production facility. Zinc turnover increased by US$28.1 million or 16%, despite a 19% drop in the LME zinc price, due to increased production at the San Juan de Nieva smelter, which increased some 62,000t to over 231,000t in the first half. Other turnover decreased by US$24.4 million due to the sale of the forestry trading business in 2001.

Summary Results

US$m	Statutory six months to 30.06.02	**Proforma six months to 30.06.02***	Proforma six months to 30.06.01**	Proforma year ended 31.12.01**
Coal	392.7	**574.7**	535.6	1,144.6
Alloys	174.8	**174.8**	140.7	321.2
Zinc	206.6	**206.6**	178.5	383.3
Other businesses	1.8	**1.8**	26.2	25.8
Total Group Turnover	**775.9**	**957.9**	**881.0**	**1,874.9**
Coal	125.6	**193.6**	159.6	416.0
Alloys	37.3	**37.3**	26.3	73.5
Zinc	49.3	**49.3**	53.1	101.5
Other businesses	(2.8)	**(2.8)**	0.6	(3.3)
Corporate	(9.9)	**(9.9)**	(2.2)	(10.2)
Total Group EBITDA	**199.5**	**267.5**	**237.4**	**577.5**
Coal	(34.8)	**(54.0)**	(50.9)	(104.5)
Alloys	(3.9)	**(3.9)**	(4.2)	(11.1)
Zinc	(16.7)	**(16.7)**	(16.9)	(34.4)
Other businesses	(1.5)	**(1.5)**	(0.2)	(1.2)
Corporate	(0.8)	**(0.8)**	(1.5)	(1.5)
Depreciation and Amortisation	**(57.7)**	**(76.9)**	**(73.7)**	**(152.7)**
Coal	91.1	**139.9**	108.7	311.5
Alloys	33.4	**33.4**	22.1	16.9
Zinc	32.6	**32.6**	36.2	67.1
Other businesses	(4.3)	**(4.3)**	0.4	(4.5)
Corporate	(10.7)	**(10.7)**	(3.7)	(11.7)
Total Group EBIT	**142.1**	**190.9**	**163.7**	**379.3**

*Proforma six months to 30.06.02 includes coal results in the P&L from 01.01.02
**Proforma includes Coal and Asturiana de Zinc acquisitions from 01.01.01

EBITDA increased US$30.1 million or 13% to US$267.5 million. Coal increased by US$34 million or 21% due to the increased turnover and reduced US Dollar unit operating costs of 5% in Australia and 21% in South Africa. Alloys increased by US$11.0 million or 42% due to increased sales volumes, the positive impact of cost reduction programmes and development of new technologies. US Dollar unit costs decreased by 24% for Chrome smelters, 23% for Vanadium in South Africa and 35% in Australia. Zinc decreased US$3.8 million or 7% due to the drop in LME zinc prices, partially mitigated by increased sales volumes and a reduction in unit operating costs by 4% in local currency and US Dollar terms.

EBIT increased US$27.2 million or 17% to US$190.9 million. Depreciation and amortisation increased marginally in the Coal division as a result of higher production levels.

EBIT variance analysis

The sales price variance primarily reflects the reduction in average prices received for zinc, ferrochrome and spot traded thermal coal in Europe. The volume variance relates in the main to increased production in zinc from the 120,000 tonne annual capacity expansion of the San Juan de Nieva zinc smelter, commissioned in July 2001, the 54% improvement in sales volumes of ferrochrome and increased production from the Australian coal division.

Net efficiency gains of US$15.5 million reflect the benefit of increased productivity and cost saving initiatives across the Group – stripped of exchange and inflation impacts – and equates to 2.2% of operating costs.

The major constituent in the exchange rate variance was the movement of the South African Rand, which weakened against the US Dollar from an average rate of 7.9322 in the first half of 2001 to 10.9797 in the first six months of 2002.

Ebit Variances

US$m		Proforma
EBIT 30.06.01:*		**163.7**
Sales price variance		(79.6)
Volume variance		35.3
Cost reductions in local currency terms	46.6	
Inflation impact on costs	(31.1)	
Net efficiency gains at operations		15.5
Change in exchange rates		67.1
Commencement of Magnesium operations		(3.4)
Other variances		(7.7)
EBIT 30.06.02**		**190.9**

*Proforma includes Coal and Asturiana de Zinc acquisitions from 01.01.01

**Proforma six months to 30.06.02 includes coal results in the P&L from 01.01.02

EBIT Sensitivities

Ebit Sensitivities at 30 June 2002

US$m	Impact on second half 2002 EBIT
US$1/tonne movement in Australian FOB coal price	**6.3**
US$1/tonne movement in Richards Bay FOB coal price	**6.0**
US$50/tonne increase in Zinc price	**5.4**
US$50/tonne decrease in Zinc price	**(6.6)**
US$10 movement in Zinc treatment charge price	**3.3**
1Usc/lb movement in Ferrochrome price	**6.1**
10Usc/lb movement in Vanadium Pentoxide price	**0.9**
10% stronger AUD*	**3.1**
10% weaker AUD*	**(3.2)**
10% stronger EUR*	**(10.3)**
10% weaker EUR*	**11.9**
10% stronger ZAR	**(32.3)**
10% weaker ZAR	**30.4**

**After impact of currency hedging*

Earnings

Net interest and similar items decreased from US$30.5 million to US$25.9 million due to lower debt levels than provided for in the 2001 proforma figures. This is due to the success of the London IPO in March 2002 where an additional 25 million shares were issued as a result of the exercise of the Manager's Option. On a proforma basis the EBITDA/Net Interest Cover improved from a multiple of 7.8 in 2001 to 10.3 in 2002 and the EBIT/Interest Cover improved from a multiple of 5.4 to 7.4 over the same period.

The tax charge was US$45.7 million representing an effective rate of 27.8% against 23.1% for the corresponding period in 2001. The tax charge for 2002 includes reversal of deferred tax assets raised in 2001.

Minority interest share of profits decreased following reductions in the minority shareholdings in zinc and in earnings from the Oakbridge Group (Coal Australia) from the unusually high profit after tax in the first half of 2001, which included one-off tax adjustments.

Net earnings increased US$18.6 million or 20% to US%112.9 million. Basic operating earnings per share increased from US$0.72 to US$0.75, and basic attributable earnings per share increased from US$0.41 to US$0.45.

Earnings Summary

US$m	**Proforma six months to 30.06.02***	Proforma six months to 30.06.01**	% Change
EBIT	**190.9**	163.7	16.6
Net interest & similar items	**(25.9)**	(30.5)	15.1
Tax on profit	**(45.7)**	(30.8)	(48.4)
Minority interests	**(6.4)**	(8.1)	21.0
Attributable profit	**112.9**	94.3	19.7
Earnings per share	**0.45**	0.41	9.8

*Proforma six months to 30.06.02 includes coal results in the P&L from 01.01.02

**Proforma includes Coal and Asturiana de Zinc acquisitions from 01.01.01

Cash Flow, Net Debt and Financing Summary

Cash Flow Summary

US$m	Proforma six months to 30.06.02*
Net cash inflow from operating activities	**339.8**
Net interest payable and similar items	**(25.7)**
Taxation	**(18.8)**
Sustaining capital expenditure	**(31.2)**
Disposals of fixed assets	**1.2**
Free cash flow	**265.3**
Expansionary capital expenditure	**(40.5)**
Purchase of Coal operation	**(1,099.0)**
Cash acquired with Coal operation	**25.7**
Purchase of Ravensworth and Narama coal operations	**(71.0)**
Net cash flow before financing	**(919.5)**
Issue of ordinary shares	**1,335.9**
Foreign exchange adjustment	**(4.3)**
Debt acquired with coal operations	**(588.8)**
Movement in net debt	**(176.7)**
Net debt at the start of the year	**(456.5)**
Net debt at the end of the period	**(633.2)**

*Proforma six months to 30.06.02 includes coal results in the P&L from 01.01.02

Proforma net cash inflow from operating activities includes coal operations from 1 January 2002 and the cash acquired with the coal business has been adjusted to reflect this. The foreign exchange adjustment is due to the book value of the non-US dollar denominated loans and finance leases increasing as a result of strengthening local currencies against the US dollar.

Cash flow from operations for the first half of 2002 was US$339.8 million. This is in line with the estimate of US$350 million, net of working capital movements, diclosed in Part VI of the IPO Listing Particulars (full year: US$700 million). The US$10 million variance is principally due to reduced prices, offset by increased volumes and operating cost savings.

In the same section of Listing Particulars, estimated capital expenditure for 2002 was US$262 million. Including the total acquisition cost of Ravensworth and Narama in the first half, this equates to a capex estimate of US$179 million for the period, which compares to the actual capital expenditure of US$143 million. The variance is mainly due to the timing of cash flows and coal projects in Australia and South Africa.

The cash component of the coal acquisition is US$1,099 million. This is line with the US$1,350.60 million set out in the IPO Prospectus, which excluded the impact of the Manager's Option (US$123.8 million) and included estimated transaction expenses of US$113 million.

Net proceeds

US$m	
Net cash proceeds for issue of shares to the market	1,335.9
Net proceeds of syndicated loan facility	716.6
Shares issued to vendor	974.0
Cash on hand	13.7
Total	**3,040.2**

Application of net proceeds

US$m	
Consideration paid for the Coal operations	2,073.0
Repayment of net indebtedness of Coal operations	505.1
Repayment of Euro 600 million debt facility	462.1
Total	**3,040.2**

The March 2002 proceeds and application of funds of the London IPO and acquisition of Coal assets have not been adjusted on a proforma basis.

The proceeds of the IPO and drawdown of the US$1.4 billion syndicated loan facility were used to refinance the Xstrata EUR 600 million facility, Enex Resources Limited's US$300 million ABN bank loan facility and existing net shareholder indebtedness of US$205.1 million.

The US$2,073 million consideration paid for the coal operations comprises the US$1,994.9 acquisition price, plus an agreed amount of US$73 million relating to working capital and acquisition costs of US$5.1 million.

Net debt summary

US$m	**Statutory As at 30.06.02**	Statutory As at 31.12.01	Proforma As at 31.12.01*
Cash	**119.7**	45.9	98.6
External borrowings	**(734.8)**	(502.4)	(1,181.2)
Finance leases	**(18.1)**	–	(16.8)
Net debt	**(633.2)**	(456.5)	(1,099.4)
By currency:			
Australian dollars	**32.2**	0.7	
Euros	**35.2**	16.4	
South African rands	**(66.2)**	(25.4)	
United States dollars	**(636.1)**	(448.7)	
Other	**1.7**	0.5	
Net debt by currency	**(633.2)**	(456.5)	

*Proforma six months to 30.06.01 includes Coal and Asturiana de Zinc acquisition from 01.01.01

Net debt increased by US$176.7 million or 39% to US$633.2 million at 30 June 2002. Free cash flow for the period represents 40% of net debt at 30 June 2002. The Gross debt to trailing 12 month EBITDA ratio under the Group's syndicated loan facility is now below 1.5 times. This, will result in a reduction in both the drawn margin and commitment fee payable under this facility to the lowest applicable rate.

The reduced net debt levels at 30 June 2002 compared to the proforma December 2001 figures is due to the exercise of the Manager's Option (or "Greenshoe") resulting in an additional 25 million shares being issued and principal loan repayments on the new syndicated loan facility of US$74.4 million. The increase in the South African Rand denominated debt relates to the coal acquisition.

As a result of the success of the London IPO and robust operating cash flows, the net debt to equity ratio improved from 43.7% on a proforma basis and 84.7% on a statutory basis at 31 December 2001 to 19.6% at 30 June 2002.

Working capital

Stocks have increased by US$20.2 million due to increased production levels compounded by strengthening local currencies. Debtors decreased by US$44.6 million due primarily to abnormally high amounts of Australian coal export sales during December 2001.

Creditors have increased by US$102.6 million due to increased short-term borrowings of US$20 million in South Africa and increased trade creditors of US$28 million from increased production levels and strengthening local currencies. The balance of the creditors movement is mainly due to a US$35 million movement in provisions from the acquisition of Ravensworth and Narama coal mines, including a classification error of US$23 million in non-current liabilities at 31 December 2001.

Movements in Working capital

US$m	**As at 30.06.02**	As at 31.12.01
Stocks	**246.4**	226.2
Debtors	**278.2**	322.8
Creditors	**(386.5)**	(283.9)
Net working capital	**138.1**	265.1

Exchange rates used in the report

Currency table to US$

	H1 average 30.06.02	H1 average 31.06.01	**At 30.06.02**	At 30.06.01	At 31.12.01
AUD	**0.5342**	0.5213	**0.5626**	0.5077	0.5114
EUR	**0.8973**	0.8970	**0.9916**	0.8472	0.8849
GBP	**1.4445**	1.4393	**1.5335**	1.4069	1.4545
ZAR	**10.9797**	7.9322	**10.2960**	8.0540	12.0900
CHF	**1.6367**	1.7065	**1.4810**	1.7957	1.6749

Hedging

Forward contracts – not later than one year

US$m	Bought Currency	**Forward sale of US$ 30.06.02**	Weighted average exchange rate	**Fair value US$ 30.06.02**
Coal	AUD	623.2	0.5280	41.5
Zinc	EUR	70.0	0.9489	3.0
Total		**693.2**		**44.5**

As at 30 June 2002 the mark to market gain on the foreign currency hedge portfolio was US$44.5 million. Hedges have been taken out to offset fluctuations in the local currency costs of Coal Australia and Zinc. During the period Zinc had maturing hedges totaling US$120 million with a net realized loss of US$4.8 million. Coal Australia had maturing hedges totaling US$326.7 million during the period with a net gain of US$6.5 million.

In the first half Coal Australia entered into additional forward foreign exchange contracts totaling US$150 million to sell US Dollars and buy Australian Dollars at an average forward rate of 0.5547.

Capital expenditure

Capex summary

US$m	Statutory six months to 30.06.02	**Proforma six months to 30.06.02***	Proforma six months to 30.06.01**	Proforma year ended 31.12.01**
Coal	38.1	**45.6**	32.8	74.8
Ferroalloys	4.7	**4.7**	14.8	34.5
Zinc	15.4	**15.4**	73.1	107.3
Other businesses	0.9	**0.9**	10.9	25.5
Corporate	2.5	**2.5**	8.2	13.4
Total	**61.6**	**69.1**	**139.8**	**255.5**

*Proforma six months to 30.06.02 includes coal results in the P&L from 01.01.02
**Proforma includes Coal and Asturiana de Zinc acquisitions from 01.01.01

Capital expenditure decreased by US$70.7 million or 51% to US$69.1 million. Coal Australia totalled US$33.1 million and mainly comprised the commissioning of longwall mining at United and development of the Beltana underground mine. Coal South Africa totalled US$12.5 million and included the development of new mining areas in the Douglas Tavistock JV, a new continuous miner at the Boschmans Colliery and upgrading the Tavistock plant. The 120,000 tonne expansion of the San Juan de Nieva zinc smelter was commissioned in July 2001.

Capital expenditure is forecast to increase to around US$100 million for the second half of 2002. Xstrata Coal will continue development of Beltana underground in Australia (total cost of US$38 million), with South African expenditure including the acquisition of reserves, the first phase of the Tavistock plant upgrade and the development of new mining areas. Capex at Xstrata Alloys will focus on the development of the Waterval West chrome mine and the Rhovan mega-plant project, and the construction of an additional pelletising plant at the Wonderkop JV.

Share data

Share price: First Half 2002

	Xstrata LSE (p)	Xstrata SWX (CHF)
Opening price 01.01.02	–	21.60
IPO issue price	8.70	20.60
Closing price 30.06.02	8.49	19.70
Period high	10.45	25.20
Period low	8.49	19.70

Publicly Disclosed Major Shareholders	% of Ordinary Issued Share Capital at 30.06.02
Glencore International AG	40.0
The Capital Group	13.01
Tuxedo	3.1

Shares in Issue

Total Issued Share Capital (used for 2002 proforma eps calculations)	252,601,000 shares
Total Issued Share Capital (used for 2001 proforma eps calculations)	227,601,000 shares
Weighted Average for six months to 30.06.02 (used for statutory eps calculations)	188,423,873 shares

The difference between the total issued share capital numbers used in the 2001 and the 2002 proforma results arises because the 2001 proforma numbers, which were set out in the Listing Particulars in advance of the IPO, did not assume the exercise of the 15% Manager's Option.

Chrome

Financial and Production Data

US$m	**Proforma six months to 30.06.02**	Proforma six months to 30.06.01	Proforma year ended 31.12.01
Turnover	**136.0**	108.5	257.7
EBITDA	**30.7**	23.1	64.3
Depreciation & Amortisation	**(2.7)**	(1.4)	(5.0)
EBIT	**28.0**	21.7	59.3
Attributable net assets	**249.4**	268.8	188.0
Capital Employed	**275.3**	364.6	252.2
% Share Group EBIT	**14.7%**	13.3%	15.6%
% Share Group Net Assets	**7.7%**	–	7.5%
% Return on Capital Employed	**20.3%**	11.9%	23.5%
Capex	**4.1**	13.5	30.5
– expansionary	**3.8**	11.8	27.2
– sustaining	**0.3**	1.7	3.3
Attributable Saleable Production (kt)	**435.7**	448.0	860.6
Indicative Average Published Price (USc/lb) *(Chromenet)*	**27.30**	31.75	29.90

Markets

Demand for ferrochrome has strengthened significantly over the period on the back of growth in the manufacture of stainless steel ingots, which accounts for more than 85% of ferrochrome production. Global stainless steel production is forecast to increase from 17.9 million tonnes in 2001 to around 18.9 million tonnes in 2002, a 5% increase. European production growth has been particularly strong, with output estimated to grow over 8% this year.

Given the reduced availability of stainless scrap in 2002 and the significant cutbacks made by the major ferrochrome producers in 2001, increased demand for 'virgin' chrome units outstripped production over the period. As a consequence, producer stocks were depleted to exceptionally low levels over the first six months of the year, and on-going demand has had to be met from increased supply.

The average export price achieved for ferrochrome during the first half of this year was down more than 4USc/lb or 14% from the corresponding period last year. Based on the strong demand for ferrochrome units and the recent strength of the Rand, a 3USc/lb increase has been negotiated for the third quarter. Expectations of continued demand growth and the limited availability of further economic capacity at other major producers is likely to lead to further improvements in ferrochrome prices and volumes in the fourth quarter.

Operations

Notwithstanding the fact that prices for ferrochrome averaged 17% lower, turnover for the first half of the year (US$136 million) was up 25% on the corresponding period. This is mainly due to a 54% increase in ferrochrome sales compared to the exceptionally low sales volumes in the first half of 2001, which were abnormally depressed by excess stocks purchased prior to the year end.

The on-going cost-reduction programmes across the chrome business continued to have a material, positive impact on profitability. Despite lower throughput, due to the cut-backs in production, production costs in South African Rand at the smelters only increased by 3% in nominal terms and in real terms decreased 6%, while decreasing over 24% in US Dollar terms.

Over the period, a number of significant operational initiatives were implemented to maintain and improve Xstrata Chrome's competitive position. Principal among these has been the increased use of proprietary processes, which enable Xstrata to utilise lower ratio ores. Substantial progress has also been made in replacing expensive metallurgical coke with anthracite obtained from Xstrata's Maloma mine in Swaziland. Further productivity gains were realised in the mining operations with the introduction of hydraulic drill rigs.

Despite the historically low price levels experienced in the ferrochrome market during the review period, Xstrata chrome showed a 20.3% return on capital in the first half, which reflects the resilience of this business unit even under adverse market conditions.

Developments

Capital expenditure in the second half, estimated at around US$6 million, will comprise the further development of the Waterval West chrome mine in Rustenburg; the construction of a pelletising plant at the production joint venture with Samancor at Wonderkop (which is scheduled to be in operation during the second half of 2003); and a number of smaller projects to enhance productivity, replace obsolete plant and improve the environmental profile of operations.

At the end of 2001 Xstrata concluded a one-year agreement with AngloPlatinum, by which AngloPlatinum converted and leased one of Xstrata's six off-line smelters for a fixed fee per month. Following a further approach from AngloPlatinum, negotiations are at an advanced stage to extend this agreement to the end of April 2003.

We expect strong demand for ferrochrome to continue this year. To meet this demand Xstrata has restarted two of its six idled furnaces (annual capacity 85,000t each), both at the Wonderkop Plant. With the AngloPlatinum lease, three Xstrata furnaces, with a combined annual capacity of 185,000t, remain shut. This idled capacity allows Xstrata to participate in any sustained increase in demand without any incremental capital expenditure.

Vanadium

Financial and Production Data

US$m	**Proforma six months to 30.06.02**	Proforma six months to 30.06.01	Proforma year ended 31.12.01
Turnover	**38.8**	32.2	63.5
EBITDA	**6.6**	3.2	9.2
Depreciation & Amortisation	**(1.2)**	(2.8)	(6.1)
EBIT	**5.4**	0.4	(42.4)
Attributable net assets	**125.1**	186.1	106.6
Capital Employed	**125.3**	185.7	106.8
% Share Group EBIT	**2.8%**	0.2%	(11.1)%
% Share Group Net Assets	**3.9%**	–	4.2%
% Return on Capital Employed	**8.6%**	0.4%	(39.7)%
Capex	**0.6**	1.3	4.0
– expansionary	**0.5**	0.9	2.8
– sustaining	**0.1**	0.4	1.2
Attributable Saleable Production			
V_2O_5 (k lbs)	**20,393**	18,823	38,909
Ferrovanadium (kg)	**3,008**	2,911	6,118
Indicative Average Published Prices			
V_2O_5 (US$/lbt) *(Metal Bulletin)*	**1.25**	1.42	1.38
Ferrovanadium (US$/kg V) *(Metal Bulletin)*	**7.27**	8.27	7.83

Markets

Although global crude steel production (which accounts for some 87% of vanadium use) has grown by only 3.9% year-on-year, vanadium consumption continues to increase disproportionately, as the vanadium content in steel production rises. The Vanadium market, however, remains in a situation of chronic oversupply, which has kept market prices for vanadium pentoxide (V_2O_5) at historically low levels throughout most of the period. This has maintained considerable pressure to close uneconomic production.

A number of factors impacted positively on market sentiment in the second quarter, with a corresponding increase in price: Chinese exports decreased to notably low levels due to growth in domestic demand and on-going quality and environmentally-driven reductions of capacity; the amount of V_2O_5 being offered in the spot market continued to reduce, as new integrated ferrovanadium (FeV) producers come on stream; and the US market strengthened on the back of the anticipated anti-dumping duty against South African and Chinese FeV. In the absence of any further reductions in supply, prices are likely to remain in the current trading range for the remainder of the year, as the above factors are unlikely to put further upward pressure on prices.

Operations

Ferrovanadium (FeV) sales were 78% higher and V_2O_5 sales 11% lower than in the corresponding period in 2001. This is part of Xstrata's strategy to switch more output to the higher value FeV product, and follows the commissioning of new FeV production facilities at Rhovan during the second half of 2001.

Contrary to much of the industry, Xstrata's vanadium operations maintained profitability through on-going efficiency programmes that reduced the average unit cost of production of V_2O_5 in US Dollar terms by 23% period on period. Notwithstanding a marginal reduction in production, Xstrata's South African vanadium operations kept cost increases in line with local inflation rates. Xstrata's Australian operation, Windimurra, achieved a cost reduction of some 37% in Australian Dollar terms (35% in US Dollar terms), but still faces difficulties under current market conditions.

Xstrata's vanadium operations continue to benefit from an offtake agreement with Glencore International AG, which provided a guaranteed minimum price of US$3.80/lb for 1,600t of V_2O_5 production in the first half of 2002. A similar tonnage will be sold under the agreement during the second half of the year, after which the agreement concludes.

In May 2002 Rhovan became the first vanadium plant in the world to achieve ISO 14001 accreditation.

Developments

The bulk of capital expenditure in the second half, estimated at around US$6 million, will relate to preliminary development work on the Rhovan Mega-Plant project.

The US Department of Commerce has issued a preliminary ruling, levying an antidumping duty on ferrovanadium sales into the United States of 37.29% on Xstrata Alloys and 45.58% on Highveld Steel and Vanadium Corporation Limited. Further processes follow before the Department and the International Trade Commission make their final determination. Xstrata Alloys will remain active in the US market and at this stage, therefore, it is not anticipated that the ruling will have any material impact on earnings.

operational review | coal

Financial data

US$m	Statutory four months to 30.06.02	**Proforma six months to 30.06.02***	Proforma six months to 30.06.01**	Proforma year ended 31.12.01**
Turnover: own production	363.3	**545.3**	433.3	991.0
Australia	248.3	**370.9**	281.0	663.6
South Africa	115.0	**174.4**	152.3	327.4
Turnover: third party purchased coal	29.4	**29.4**	102.3	153.6
Australia	17.9	**17.9**	78.4	109.7
South Africa	11.5	**11.5**	23.9	43.9
Total Turnover:	392.7	**574.7**	535.6	1,144.6
Australia	266.2	**388.8**	359.4	773.3
South Africa	126.5	**185.9**	176.2	371.3
EBITDA	125.6	**193.6**	159.6	416.0
Australia	77.8	**116.6**	69.8	199.2
South Africa	47.8	**77.0**	89.8	216.8
Depreciation & Amort	(34.8)	**(54.0)**	(50.9)	(104.5)
Australia	(22.8)	**(35.7)**	(29.1)	(67.0)
South Africa	(12.0)	**(18.3)**	(21.8)	(37.5)
EBIT	91.1	**139.9**	108.7	311.5
Australia	54.9	**80.8**	40.7	132.2
South Africa	36.2	**59.1**	68.0	179.3
Attributable net assets	2,840.9	**2,840.9**	–	2,087.9
Australia	1,592.2	**1,592.2**	–	995.4
South Africa	1,248.7	**1,248.7**	–	1,092.5
Capital employed	2,870.7	**2,870.7**	–	2,593.0
Australia	1,652.9	**1,652.9**	–	1,500.5
South Africa	1,217.8	**1,217.8**	–	1,092.5
% Share Group EBIT	64.1%	**73.3%**	66.4%	82.1%
Australia	38.6%	**42.3%**	24.9%	34.8%
South Africa	25.5%	**31.0%**	41.5%	47.3%
% Share Group Net assets	87.9%	**87.9%**	–	83.0%
Australia	49.3%	**49.3%**	–	39.6%
South Africa	38.6%	**38.6%**	–	43.4%
% Return on capital employed	9.5%	**9.7%**	–	12.0%
Australia	10.0%	**9.8%**	–	8.8%
South Africa	8.9%	**9.7%**	–	16.4%
Capex	38.1	**45.6**	32.8	74.8
Australia	27.9	**33.1**	9.9	33.5
South Africa	10.2	**12.5**	22.9	41.3
Expansionary	24.0	**25.9**	16.0	32.5
Sustaining	14.1	**19.7**	16.8	42.3

*Proforma six months to 30.06.02 includes coal results in the P&L from 01.01.02
**Proforma 2001 has coal data in the P&L from 01.01.01

Production data

(million tonnes)	Statutory four months to 30.06.02	**Proforma six months to 30.06.02***	Proforma six months to 30.06.01**	Proforma year ended 31.12.01**
Total Consolidated Production	15.1	**21.6**	19.6	41.2
Australia	9.9	**13.5**	11.1	23.4
South Africa	5.2	**8.1**	8.5	17.8
Consolidated Australian Sales Total* **	8.7	**13.0**	10.2	22.7
Semi-soft coking export	1.6	**2.5**	2.1	4.6
Thermal export	5.4	**8.5**	6.7	15.2
Domestic	1.7	**2.0**	1.4	2.9
Consolidated South African Sales Total* **	5.2	**7.8**	8.5	17.0
Thermal export	3.7	**5.7**	6.7	12.7
Thermal domestic	1.5	**2.1**	1.8	4.3
Attributable Australian Sales Total* **	7.9	**11.6**	9.3	19.7
Semi-soft coking export	1.4	**2.2**	2.0	4.0
Thermal export	4.8	**7.5**	5.9	13.2
Domestic	1.7	**1.9**	1.4	2.5
Attributable South African Sales Total* **	5.2	**7.8**	8.5	17.0
Thermal export	3.7	**5.7**	6.7	12.7
Thermal domestic	1.5	**2.1**	1.8	4.3
Average received export coal price (US$/t) (FOB)				
Semi-soft coking	33.3	**33.1**	30.1	32.3
Australian thermal	28.6	**29.0**	28.5	30.3
South African thermal	26.8	**27.4**	29.0	30.3

*Proforma six months to 30.06.02 includes coal results in the P&L from 01.01.02
**Proforma 2001 has coal data in the P&L from 01.01.01
***All Sales data is ex-mine i.e. does not include sale of third party purchased coal

Markets

European and Domestic South African Markets

The first half of the year has been characterised by a weaker coal market in Europe, which resulted in lower export prices and volumes for South African export coal compared to the same period in 2001. Demand weakened sharply in the second quarter due to the cumulative impact of a mild European winter, lower gas prices in the United Kingdom, increased Indonesian imports into Europe and higher than average hydro generating capacity. Average prices received for European FOB sales fell some 5.5%, from US$29/t for the first half of 2001 to US$27.40/t for the current period. At the end of June 2002, spot prices of approximately US$22.50/t were being offered FOB at Richards Bay.

A number of producers from the major Atlantic supply regions, including those from Colombia, South Africa and Russia, have announced production and export cuts, totalling an estimated 7.5mt, which are aimed at aligning output more closely with current demand. While stockpiles across the Atlantic basin are reducing from their recent high levels, upward pressure on European spot prices in the second half of the year will depend on the strength of seasonal growth in demand in advance of the European winter and continued producer restraint. It is expected that supply from the Pacific region will largely withdraw from the European market at the current lower price levels.

The first six months of the year has seen a steady performance of the South African domestic market. Eskom sales increased 24% and other domestic sales 7% period on period. The average domestic prices realised decreased slightly, reflecting an increase in the proportion of low quality coal being sold into this market. This is in line with expectations as Xstrata Coal South Africa restructures its product mix to maximise returns between the domestic and export markets.

Far East and Domestic Australian Markets

In the Far East, demand for coal continues to increase, but the rate of growth has slowed in line with reduced levels of economic growth in the region.

Sales from our Australian mines, approximately 75% of which are under term/annual contracts, are predominantly into the Asian region. The first half of the year sets the scene for the full year, as Japanese annual contracts set prices for the contract year commencing April 2002. The Japanese Reference Price for Australian thermal coal contracts to Chubu Electric declined 7.7% compared to the previous year to US$31.85/t. This price reduction was due to increased supply from Australia and Indonesia, less than anticipated off-take by Asian power utilities, due to the sluggish economic growth, and, as noted above, declining demand from Europe, which has made it difficult for Australian producers to compete in that market.

Semi-soft coking coal settlements with Asian steel mills for supply over the same period also resulted in lower prices and reduced sales. Base semi-soft coking coal prices declined by approximately 7% to 9% and contract volumes were reduced, mainly as a result of increased competition from Chinese producers. The lost Australian semi soft sales have contributed to the increase in thermal coal availability. The average semi-soft price achieved in the first half remained buoyant due to market and customer diversification.

Over the last few months, increased short-term over-supply from Indonesia and Australia, has seen the spot thermal coal price fall by 17% to levels of approximately US$24/t (FOB Newcastle).

The Australian domestic market remains a strong focus for our Australian mines with approximately 18% of current production being sold to local power utilities. Our participation in this market increased during this period following the acquisition of the Ravensworth/Narama operations in March 2002, which have a combined capacity of 4.0 million tonnes per annum.

As part of an on-going drive to build a broader customer base, Xstrata Coal is successfully expanding sales into certain non-traditional markets like India and South America.

Operations

Australia

Consolidated production for the half year, at 13.5mt, was 2.4 million tonnes or 21% higher than the first half last year. The increase reflects the completion of the capacity expansion at the Mt Owen opencast (0.5mt), purchase of the Ravensworth/Narama operations in March 2002 (1.0 mt) and increased production from the Ulan complex (0.9 mt). With capacity increased by over 40%, Mt Owen is now capable of producing in excess of 5 million tonnes per annum. Increased production from the Ulan complex reflects the higher productivity achieved at both the underground and opencast operations since the Enex acquisition in February 2001. Notwithstanding significantly reduced manning, the Ulan complex increased production by 15% from the corresponding six month period.

On-going cost improvements, the acquisitions and the increased productivities referred to above reduced unit operating costs by 5% in US Dollar terms compared to the same period last year. In local currency terms, unit operating costs were 8% lower.

EBIT increased sharply from US$40.7 million to US$80.8 million period on period mainly due to the increased sales volume but also the positive impact of slightly higher average prices and lower unit costs.

In order to address possible oversupply in the market and to cap further buildup of stock levels, some 400,000t of export production was cut in the June quarter. Cutbacks were achieved together with a further reduction in costs by decreasing contractor numbers and overtime, by increasing holiday closures and by reducing staffing levels.

South Africa

In the Proforma 2001 accounts, Coal South Africa's ATC and ATCOM operations were accounted for as joint ventures for 12 months and Douglas Tavistock was accounted for as an associate for 11 months. From January 2002, these entities are reported as JANES and are therefore proportionately consolidated (see page 44). Had they been reported as JANES in 2001, turnover for the period would have been higher by US$64.9 million

On a like-for-like basis, therefore, Coal South Africa's financial performance for the first half of 2002 mirrored the weakening European coal market, with reduced revenues compared to the corresponding period.

Despite a 15% or 1.0 million tonnes reduction in export sales and a 5.5% reduction in average export prices period on period, earnings reduced by only 13% from US$68.0 million to US$59.1 million.

Cost performance benefited from a planned restructuring at a number of the South African coal operations, which included a significant reduction in employee numbers, down 13% period on period, the closure of the high-cost Strathrae mine and the closure of two older technology, high-cost production sections at the Arthur Taylor Colliery. Despite the negative impact of restructuring costs and reduced production, increases in unit operating costs were held some 5% below the South African PPI inflation rate in local currency terms. In US Dollar terms, unit operating costs reduced over 21%.

The Rietspruit Joint Venture operation ceased production in May 2002 due to the depletion of its reserves. This capacity has largely been replaced by moving product from the low-margin domestic market to the export market and by the re-commissioning of South Witbank Colliery towards the end of 2001. Following the construction of new surface coal handling systems, a new beneficiation plant, well engineered underground conveying and coal winning systems, as well as the introduction of appropriately advanced communication and control technology, South Witbank has now achieved the highest productivity and lowest production cost of all Xstrata Coal South Africa's underground operations. The systematic introduction of similar underground technology is being planned for a number of other Xstrata mines. At ATC continuous miner sections have already achieved a 32% increase in output this year, with the concomitant cost benefits.

It was decided to reduce production by 400,000t in the second quarter in response to the soft export markets and resultant increase in coal stocks being held. This involved stopping the operations for an extended period over Easter, deferring the restart of the Waterpan coal re-treatment operation and shutting down certain higher cost production sections at some of the mines.

Significant progress has been made in terms of safety management; the lost time injury frequency rate in the first six months of 2002 averaged 2.1 lost time accidents per million hours worked compared to 5.7 in full year 2001 and 10.2 in full year 2000.

Developments

Australia

Capital expenditure in the first half of US$33.1 million related in the main to two major projects: the United longwall and new Beltana mine. The introduction of longwall mining at United (total project cost: US$29 million) was completed during the period on time and within cost estimates. Given the project's completion date, some expenditure will be reflected in the second-half. The transformation of United will increase production of high quality semi-soft coal by 1.4mt, while reducing unit operating costs by around 20%.

Development of the Beltana underground mine continued at the Bulga Complex. The project, which has a total capital cost of US$38 million, is on schedule and budget, with first coal output from the longwall planned for second quarter 2003 to follow completion of the highly productive South Bulga underground in early 2003. The Beltana mine will increase productivity further and reduce Xstrata Coal's average unit cost due to Beltana's highly competitive cost structure, which is expected to be amongst the lowest in Australia.

Capital expenditure for the second half of 2002 is expected to be higher than the first half, with the greater part spent on the continued development of Beltana. Other projects include a coal handling and preparation plant at United, to process the additional coal produced from the recently installed longwall, and the installation of a waste disposal irrigation system and drift conveyor to reduce costs at Ulan. Work also continues to progress the Glendell and Bulga long-term underground projects, and to complete the Togara North feasibility study.

South Africa

The major elements of the US$12.5 million of capital expenditure in the first half of 2002 related to three major projects: the Boschmanskrans project in the Douglas Tavistock JV (Xstrata's share: US$2.3 million), which will open up a major new mining area for production and replace operations where reserves have been depleted; a new continuous miner for the Boschmans Colliery (US$1.4 million), which replaces a more expensive cut, drill and blast section and enables an increase in secondary mining to maximise reserve utilization; and the first phase of the Tavistock plant upgrade (US$1.0 million), which will allow this mine to be expanded by 30% over time.

Capital expenditure in the second half, which is expected to be around US$35 million, includes payment for the Zaaiwater property which adds 15.5 million tonnes of saleable reserves to the Boschmans and Goedgevonden operations (at an estimated total cost of US$3.9 million); the second phase of the upgrade of the Tavistock plant (estimated cost: US$2.4 million); initial work on the planned two-year project to relocate the Arthur Taylor Opencast Mine to the new North Pit (US$3.3 million this year); and expenditure on equipment and infrastructure at the Boschmanskrans project in the Douglas Tavistock JV (Xstrata's share in H2 2002: US$1.9 million).

Financial and Production Data

US$m	**Proforma six months to 30.06.02**	Proforma* six months to 30.06.01	Proforma* year ended 31.12.01
Turnover	**206.6**	178.5	383.3
EBITDA	**49.3**	53.1	101.5
Depreciation & Amortization	**(16.7)**	(16.9)	(34.4)
EBIT	**32.6**	36.2	67.1
Attributable net assets	**580.5**	546.1	548.0
Capital employed	**582.7**	546.1	548.1
% Group EBIT	**17.1%**	22.1%	17.7%
% Share Group Net Assets	**18.0%**	–	21.8%
% Return on capital employed	**11.2%**	13.2%	12.2%
Capex	**15.4**	73.1	107.3
– expansionary	**7.8**	62.2	83.7
– sustaining	**7.6**	10.9	23.6
Production (tonnes)	**231,363**	169,489	390,792
Average LME Zn price (US$/t)	**788**	977	886

*Proforma includes Asturiana de Zinc acquisition from 01.01.01

Markets

After growing 1.5% to 8.9 million tonnes in 2001, global production of contained zinc metal is expected to decrease by an estimated 3% in 2002 to 8.6 million tonnes due to a number of mine closures and cutbacks provoked by the steep fall in the price for zinc. As a result, the zinc concentrates market tightened in 2002, with a corresponding impact on Treatment Charges (TCs), which fell by approximately US$20/t of concentrate. At the basis price of US$1,000/t, this reduced the "benchmark" TCs from US$189/t in 2001 to US$169/t in 2002. Spot market TCs were even lower in the first six months of 2002 due to increased Chinese imports.

Demand for zinc metal moves broadly with economic activity, but more specifically with developments in the two main consuming sectors of automobiles and construction. Having fallen 1.3% to 8.75 million tonnes in 2001, zinc consumption has stabilised during the first half of 2002, with total consumption for the year likely to remain reasonably flat year-on-year at around 9.0 million tonnes. Although with different views on the speed and strength, there is general consensus that a gradual recovery in demand is underway, which should gather some momentum later this year and into 2003.

As a result of the zinc metal market surplus, LME zinc prices fell to levels not seen since 1987 in nominal terms and since the 1930s in real terms. The average LME zinc price for the first six months of 2002 was US$788/t, some 19% below the US$977/t average for the corresponding period last year.

Operations

The highlight of the period has been the notable success of the US$140 million expansion project at the San Juan de Nieva Smelter, which was completed ahead of schedule and under budget. The project, which commenced in the second half of 2001, has increased annual capacity by over 35%, from 340,000t to 460,000t. The smelter has run at full capacity since commissioning. As a result, production of zinc metal increased from 169,489t in the first half of 2001 to 231,363t in this period.

The expansion has contributed to the on-going cost cutting performance of Xstrata's zinc business, and has consolidated San Juan's position as the largest and the lowest-cost zinc smelter in the world. The metallurgical operations have continued to reduce operating costs, which have fallen some 7% in real terms since 1998. Notwithstanding the additional complexities of managing a major capital expansion project, operating unit costs were reduced by some 4% in the first half of 2002 compared with the corresponding period in 2001.

Concentrates production at the Reocin Mine was 57,600t in the first half, slightly lower than the corresponding period in 2001, reflecting the mine's decreasing production profile in advance of its closure in July 2003. Due to several cost cutting actions, unit costs were 4% lower than budgeted.

San Juan has also implemented treatment of residue with the "Jarofix" process. This leading edge technology transforms the hazardous Jarosite residue, which other smelters have to keep in costly tailings dams, into a solid and inert residue, called Jarofix, which is used as an infill/aggregate (for example, in the environmental reclamation of old quarries). The process allows Xstrata Zinc to meet the most demanding environmental requirements, while reducing the costs associated with managing residues and extending the operating life of the plant.

The benefits of higher production and lower unit costs, mitigated the negative impact of the collapse of the zinc price at the EBIT level, which at US$32.6 million was only some 10% below that of the corresponding period. To continue to protect margins going forward, Xstrata Zinc has implemented a further programme of sustainable cost cutting, which is expected to reduce costs by some US$4 million over the next six months.

Developments

The long planned closure of the Reocin Mine has provided ample time and opportunity for Xstrata Zinc to source replacement concentrates to prevent disruption in supply to the smelter. Consequently, a number of long term agreements have been reached with major zinc mining companies, which cover almost 80% of concentrate requirements for 2003 and 2004. TCs have been fixed, at an average 8% premium to the current benchmark TCs, in respect of 40% of concentrate requirements for the same period. For subsequent years, agreements are in place to cover around 35-55% of expected needs. Xstrata Zinc has indicated interest in continuing to meet between 20-30% of its concentrate requirements from own supply if the right opportunity presents itself.

Xstrata Zinc is actively analysing different investment opportunities, both in mining and smelting, where its technological and operating expertise could be brought to bear and which could consolidate Xstrata as one of the key players in the zinc industry.

Forestry

On 1 July 2001 Xstrata AG concluded the sale of the Forestal Del Sur (FDS) trading business for an amount of US$4 million. The results for the first half of 2002 are therefore only those of Forestal Los Lagos (FLL) and essentially comprise the sale of pulplogs by the plantation to FDS, according to a tolling and marketing agreement entered into at the time of the disposal, and not the high volume trading activities. This accounts for the lower 2002 sales volumes, operating margins and earnings of the Forestry business unit when compared to 2001 figures.

US$m	**Proforma six months to 30.06.02**	Proforma six months to 30.06.01	Proforma year ended 31.12.01
Forestry			
Turnover	**1.1**	26.2	25.8
EBITDA	**–**	1.4	0.8
Depreciation & Amortisation	**(0.1)**	(0.2)	(0.3)
EBIT	**(0.1)**	1.2	0.5
Sustaining Capex	**0.4**	–	3.7
Attributable net assets	**21.2**	28.7	21.8
Capital employed	**33.3**	48.9	33.8
Production: Pulplogs (cbm)	**34,600**	266,471	300,750
Production: Woodchips (bdmt)	**–**	216,449	216,449
Magnesium			
Turnover	**0.7**	–	–
EBITDA	**(2.8)**	(0.8)	(4.1)
Depreciation & Amortisation	**(1.4)**	–	(0.9)
EBIT	**(4.2)**	(0.8)	(5.0)
Capex	**0.5**	10.9	21.8
Attributable net assets	**24.8**	14.4	25.3
Capital employed	**24.8**	14.4	25.3
Production (tonnes)	**2,717**	–	40
% Share EBIT: Other businesses	**(2.2)%**	0.2%	(1.2)%
% Share Net Assets: Other businesses	**1.4%**	–	1.9%
% Return on capital employed: Other businesses	**(14.8)%**	1.3%	(7.6)%

Global prices for wood fibre have fallen continuously in US Dollar terms for five years, on the back of low pulp prices, an oversupply of woodchips and a reduction in consumption and demand for pulpwood chips. The price received for *eucalyptus globulus* in the first half of 2002 averaged US$32.59/cbm, compared with the 2001 average of US$33.26/cbm and US$34.18/cbm at the commencement of the tolling and marketing agreement in July 2001.

Volumes for the next six months are expected to remain in line with the first half, and while prices may reduce further over the remainder of the year, any change to FLL's contribution will be non-material to Group EBIT. Xstrata plc continues to assess opportunities to exit from the forestry business.

Magnesium

Growth in the magnesium scrap market has been adversely impacted by the slump in the US economy and the deterioration in US automotive sales in particular. While automotive applications containing magnesium continue to increase, lower automotive sales limited magnesium consumption. Year to date car and truck production for North America is up by 4.5% over 2001 but the significant reduction in the transactional price of magnesium alloy, which is down 29% period on period, is likely to maintain considerable pressure on producers.

The new plant, built at a capital cost of US$27.9 million, comprises two lines capable of processing 25,000t of scrap annually, with one line currently commissioned. This line operated at only 15% of capacity in the first half due to the difficulties of breaking into an adverse market and a number of production problems, common with the commissioning of a new facility.

The successful ramp-up of both production and sales, which are essential to the plant's future success, rest on the speedy resolution of these problems. In June, a new chief executive was appointed from Xstrata Alloys, to expedite the plant's commissioning and to undertake a thorough review of Xstrata Magnesium's business plan. This will be presented to the Xstrata plc executive committee at the end of the year.

basis of preparation of financial information

The interim financial information set out on pages 28 to 42 has been prepared under the historical cost convention and in accordance with applicable UK Generally Accepted Accounting Principles ("UK GAAP") including the adoption of Financial Reporting Standards 19; Deferred Taxation. The financial information has been prepared under the same accounting policies that were applied in the drawing up the Accountants Report for Xstrata plc contained in the Xstrata plc Listing Particulars.

Prior year financial information

The interim financial information does not constitute statutory accounts of the company.

Xstrata plc was incorporated on 31 December 2001. Xstrata AG and Xstrata plc merged on 20 February 2002 by way of a group reconstruction.

Financial information relating to 2001 represents information based upon the audited accounts of Xstrata AG for 31 December 2001 and reviewed interim financial statements of Xstrata AG for 30 June 2001 prepared in accordance with International Accounting Standards ("IAS") as adjusted for UK GAAP purposes.

independent review report to Xstrata plc

Introduction

We have been instructed by the company to review the financial information set out on pages 28 to 36 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The Listing Rules of the Financial Services Authority require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2002.

Ernst & Young LLP
Chartered Accountants
London
29 July 2002

consolidated profit and loss accounts

For the 6 months ended 30 June 2002

US$m	**six months to 30.06.02**	six months to 30.06.01	twelve months to 31.12.01
Turnover			
Group turnover	**775.9**	228.7	613.6
Net operating costs before exceptional costs	**(634.1)**	(196.0)	(521.2)
Exceptional costs – impairment of vanadium assets	**–**	–	(45.5)
Net operating costs	**(634.1)**	(196.0)	(566.7)
Operating Profit	**141.8**	32.7	46.9
Profit/(loss) on sale of fixed assets	**(0.3)**	–	0.5
Profit on disposal of investments	**0.6**	–	–
Loss on disposal of operations	**–**	–	(1.9)
Profit before interest and taxation	**142.1**	32.7	45.5
Interest receivable and similar items	**4.1**	1.3	2.1
Interest payable and similar items	**(27.7)**	(7.8)	(23.7)
Profit on ordinary activities before taxation	**118.5**	26.2	23.9
Tax on profit on ordinary activities	**(32.9)**	(0.4)	(10.6)
Profit on ordinary activities after taxation	**85.6**	25.8	13.3
Minority interests	**(5.0)**	(0.5)	(2.0)
Attributable profit	**80.6**	25.3	11.3
Basic operating earnings per share (US$)	**0.75**	0.55	0.79
Basic earnings per share (US$)	**0.43**	0.43	0.19

consolidated statement of total recognised gains and losses

For the 6 months ended 30 June 2002

US$m	**six months to 30.06.02**	six months to 30.06.01	twelve months to 31.12.01
Attributable profit	**80.6**	25.3	11.3
Exchange difference on retranslation of net assets of subsidiaries	**300.4**	(41.7)	(146.5)
Total recognised gains and losses for the period	**381.0**	(16.4)	(135.2)
Reconciliation of shareholders' funds			
Total recognised gains and losses	**381.0**	(16.4)	(135.2)
New shares issued	**2,310.0**	–	–
Total movements during the period	**2,691.0**	(16.4)	(135.2)
Shareholders' funds at the beginning of the period	**539.1**	674.3	674.3
Shareholders' funds at end of the period	**3,230.1**	657.9	539.1

consolidated balance sheets

As at 30 June 2002

US$m	at 30.06.02	at 30.06.01	at 31.12.01
Fixed assets			
Intangible assets	**127.4**	137.0	125.1
Tangible assets	**3,010.9**	882.2	771.7
Investments			
– Investment in associates	**777.0**	–	–
– Other investments	**88.0**	22.9	22.9
	865.0	22.9	22.9
Other long-term assets	**94.3**	9.0	13.1
	4,097.6	1,051.1	932.8
Current assets			
Stocks	**246.4**	198.9	144.7
Debtors	**278.2**	213.0	188.2
Cash at bank and in hand	**119.7**	59.7	45.9
	644.3	471.6	378.8
Creditors: amounts falling due within one year	**(386.5)**	(144.6)	(221.7)
Net current assets	**257.8**	327.0	157.1
Total assets less current liabilities	**4,355.4**	1,378.1	1,089.9
Creditors: amounts falling due after more than one year	**(710.8)**	(566.8)	(422.0)
Provisions for liabilities and charges	**(320.3)**	(142.2)	(126.8)
Net assets	**3,324.3**	669.1	541.1
Equity minority interests	**(94.2)**	(11.2)	(2.0)
Attributable net assets	**3,230.1**	657.9	539.1
Capital and reserves			
Called up share capital	**126.3**	29.5	29.5
Share premium account	**2,213.2**	–	–
Other reserves	**305.9**	305.9	305.9
Profit and loss account	**584.7**	322.5	203.7
Equity shareholders' funds	**3,230.1**	657.9	539.1

consolidated statement of cash flows

For the 6 months ended 30 June 2002

US$m	six months to 30.06.02	six months to 30.06.01	twelve months to 31.12.01
Net cash inflow from operating activities	**271.8**	80.6	158.4
Returns on investments and servicing of finance			
Interest received	**3.3**	1.3	2.1
Interest paid	**(26.7)**	(7.8)	(22.4)
	(23.4)	(6.5)	(20.3)
Taxation			
Tax paid	**(18.6)**	(0.4)	(11.8)
Capital expenditure and financial investment			
Payments to acquire tangible fixed assets	**(64.2)**	(59.0)	(134.2)
Receipts from the sale of fixed assets	**1.2**	–	–
Disposal/(acquisition) of own shares	**–**	(0.6)	(0.6)
	(63.0)	(59.6)	(134.8)
Acquisitions and disposals			
Disposal of operations	**–**	–	67.3
Purchase of operations	**(1,170.0)**	(453.6)	(453.6)
Cash acquired with operations	**83.7**	18.0	18.0
Net cash disposed of with operations	**–**	(0.9)	(0.9)
	(1,086.3)	(436.5)	(369.2)
Management of liquid resources			
(Increase)/Decrease in short-term deposits	**(17.7)**	(2.1)	7.9
Net cash inflow/(outflow) before financing	**(937.2)**	(424.5)	(369.8)
Financing			
Issue of ordinary share capital	**1,335.9**	–	–
Increase in short-term borrowings	**20.0**	–	79.0
New long-term loans	**716.6**	437.6	358.6
Repayment of capital element of finance leases	**(0.3)**	–	–
Repayment of short-term loans	**(79.0)**	–	–
Repayment of long-term loans	**(999.1)**	–	(50.6)
	994.1	437.6	387.0
Increase/(decrease) in cash	**56.9**	13.1	17.2
Reconciliation of net cash flow to movement in net debt			
Increase/(decrease) in cash	**56.9**	13.1	17.2
Cash (inflow)/outflow from increase in loans	**(736.6)**	(437.6)	(437.6)
Repayment of loans	**1,078.1**	–	50.6
Cash outflow from finance leases	**0.3**	–	–
Cash (inflow)/outflow from short-term deposits	**17.7**	2.1	(7.9)
Change in net debt resulting from cash flows	**416.4**	(422.4)	(377.7)
Exchange differences	**(4.3)**	6.5	21.7
Finance leases acquired with operations	**(17.0)**	–	–
Loans (acquired)/disposed of with operations	**(571.8)**	(101.2)	(101.2)
Movement in net debt	**(176.7)**	(517.1)	(457.2)
(Net debt)/cash at start of period	**(456.5)**	0.7	0.7
Net debt at end of period	**(633.2)**	(516.4)	(456.5)

The following exchange rates were used in preparation of the consolidated financial information:

	30 June 2002	**Average 2002 6 months**	30 June 2001	Average 2001 6 months	31 December 2001	Average 2001 12 months
Australian dollars (AUD)	**0.5626**	**0.5342**	0.5077	0.5213	0.5114	0.5167
Chile pesos (CLP)	**688.05**	**665.80**	629.00	594.65	654.79	637.57
Euros (EUR)	**0.9916**	**0.8973**	0.8472	0.8970	0.8849	0.8946
Great Britain pounds (GBP)	**1.5335**	**1.4445**	1.4069	1.4393	1.4545	1.4407
South African rands (ZAR)	**10.2960**	**10.9797**	8.0540	7.9322	12.0900	8.6249
Swiss francs (CHF)	**1.4810**	**1.6367**	1.7957	1.7065	1.6749	1.6884

Changes in Group companies

On 20 February 2002, Xstrata AG transferred the majority of its assets and liabilities to Xstrata (Schweiz) AG, a 100% owned subsidiary, and was subsequently merged into Xstrata plc, a public limited company incorporated in England and Wales.

Effective 1 March 2002, The Company purchased 100% of the issued share capital of Glencore Overseas AG (of which Enex Resources Limited is a wholly owned subsidiary), Duiker Marketing AG and Duiker Mining (Proprietary) Limited for cash and ordinary shares in Xstrata plc with an aggregate value of US$2,073 million, (including acquisition costs of US$5.1 million). In addition, the Company has agreed to assume net indebtedness of Glencore Overseas AG, Duiker Marketing AG and Duiker Mining (Proprietary) Limited and each of their subsidiaries resulting in a total consideration of US$2,578 million. The provisional fair value of net assets acquired was US$2,073 million.

The Global Offer and London Stock Exchange Listing

The Global Offer comprised an issue of 100 million new ordinary shares in Xstrata plc at an offer price of £8.70 per share. In connection to the Global Offer, on behalf of the underwriters, a manager's option was exercised by J.P. Morgan Securities Limited in consultation with other joint bookrunners, resulting in an additional 15 million new ordinary shares in Xstrata plc being issued on the same terms and conditions as the Global Offer, inter alia, to cover over-allotments or further allotments and to cover short positions resulting from stabilisation transactions. The net cash proceeds from the Global Offer were US$1,335.9 million and the number of ordinary shares in issue of Xstrata plc following the completion of the Global Offer is 252.6 million, with Glencore International AG holding 40% of the issued share capital after being issued with US$974 million of shares as partial payment for the Coal assets.

Admission to and dealings in ordinary shares on the London Stock Exchange occurred at 8.00 am (London time) and to the Swiss Stock Exchange occurred at 9.00 am (Central European time) on 25 March 2002.

Syndicated Loan Facility Agreement

On 22 March 2002, Xstrata plc, and certain members of the Group, the underwriters of the syndicated loan and certain other banks entered into a five year US$1,400 million committed multi-currency revolving Syndicated Loan Facility Agreement (Facility reduction instalment after 36 months US$200 million, after 48 months US$200 million and at termination date US$1 billion or the amount of the total outstanding balance if lower). The purpose of the Syndicated Loan Facility was to finance the balance of the purchase of 100% of the issued share capital of Glencore Overseas AG, Duiker Marketing AG and Duiker Mining (Proprietary) Limited and to refinance existing financial indebtedness of certain members of the Group. The Syndicated Loan facility can also be utilised for working capital requirements, general corporate purposes and permitted acquisitions. Prior to this Agreement, the financial indebtedness of the Group mainly included the outstanding portion of the EUR600 million credit facility in connection with the acquisition of Asturiana de Zinc SA, the US$300 million credit agreement in Enex Resources Limited and the shareholder loan in Enex Resources Limited. The net loan proceeds drawn under this Facility totalled US$716.6 million.

The Syndicated Loan Facility bears interest at a rate equal to the aggregate of the London inter-bank offered rate plus 1.00% per annum for the first 6 months of the facility and thereafter on a sliding scale determined by reference to a formula based on EBITDA. The Company is liable to pay a commitment fee on the undrawn portion of the Syndicated Loan Facility at a rate per annum equal to 50% of the relevant margin, payable quarterly in arrears.

Net debt

US$m	**at 30.06.02**	at 30.06.01	at 31.12.01
Cash at bank and on hand	**72.6**	20.4	16.5
Short-term deposits	**47.1**	39.3	29.4
Total cash	**119.7**	59.7	45.9
Bank overdrafts	**(0.7)**	(9.3)	(1.4)
Net cash	**119.0**	50.4	44.5
Short-term borrowings	**(40.2)**	–	(79.0)
Long-term borrowings	**(693.9)**	(566.8)	(422.0)
Finance leases	**(18.1)**	–	–
Net debt	**(633.2)**	(516.4)	(456.5)
Australian dollars	**32.2**	1.5	0.7
Euros	**35.2**	11.3	16.4
South African rands	**(66.2)**	(37.7)	(25.4)
United States dollars	**(636.1)**	(485.8)	(448.7)
Other	**1.7**	(5.7)	0.5
Net debt by currency	**(633.2)**	(516.4)	(456.5)

segmental analysis by area of activity

For the 6 months ended 30 June 2002

US$m	Coal	Alloys Chrome	Alloys Vanadium	Zinc	Other Magnesium	Other Forestry	**Total**
Turnover	392.7	136.0	38.8	206.6	0.7	1.1	**775.9**
EBITDA	125.6	30.7	6.6	49.3	(2.8)	–	**209.4**
Common costs and income							**(9.9)**
EBITDA							**199.5**
Operating profit	90.8	28.0	5.4	32.6	(4.2)	(0.1)	**152.5**
Common costs and income							**(10.7)**
Operating profit							**141.8**
Profit on disposal of investments	0.6	–	–	–	–	–	**0.6**
Profit/(loss) on sale of fixed assets	(0.3)	–	–	–	–	–	**(0.3)**
EBIT	91.1	28.0	5.4	32.6	(4.2)	(0.1)	**152.8**
Common costs and income							**(10.7)**
EBIT							**142.1**
Net interest and similar items							**(23.6)**
Profit on ordinary activities before taxation							**118.5**
Tangible fixed assets	2,181.4	239.1	100.2	436.4	20.8	31.3	**3,009.2**
Unallocated tangible fixed assets							**1.7**
Tangible fixed assets							**3,010.9**
Net current assets	61.1	102.5	31.6	57.1	1.2	1.9	**255.4**
Unallocated net current assets							**2.4**
Net current assets							**257.8**
Attributable net assets	2,840.9	249.4	125.1	580.5	24.8	21.2	**3,841.9**
Unallocated net assets							**(611.8)**
Attributable net assets							**3,230.1**
Capital expenditure	38.1	4.1	0.6	15.4	0.5	0.4	**59.1**
Unallocated capital expenditure							**2.5**
Capital expenditure							**61.6**

segmental analysis by area of activity

For the 6 months ended 30 June 2001

US$m	Coal	Alloys Chrome	Alloys Vanadium	Zinc	Other Magnesium	Other Forestry	Total
Turnover	–	108.5	32.2	61.8	–	26.2	**228.7**
EBITDA	–	23.1	3.2	17.6	(0.8)	1.4	**44.5**
Common costs and income							**(2.2)**
EBITDA							**42.3**
Operating profit	–	21.7	0.4	13.9	(0.8)	1.2	**36.4**
Common costs and income							**(3.7)**
EBIT							**32.7**
Net interest and similar items							**(6.5)**
Profit on ordinary activities before taxation							**26.2**
Capital expenditure	–	13.5	1.3	25.1	10.9	–	**50.8**
Unallocated capital expenditure							**8.2**
Capital expenditure							**59.0**

segmental analysis by area of activity

For the 12 months ended 31 December 2001

US$m	Coal	Alloys Chrome	Alloys Vanadium	Zinc	Other Magnesium	Other Forestry	Total
Turnover	–	257.7	63.5	266.6	–	25.8	**613.6**
EBITDA	–	64.3	9.2	65.9	(4.1)	0.8	**136.1**
Common costs and income							**(10.1)**
EBITDA							**126.0**
Operating profit	–	59.3	(42.4)	44.8	(5.0)	0.5	**57.2**
Common costs and income							**(10.3)**
Operating profit							**46.9**
Profit/(loss) on sale of fixed assets							**(1.4)**
EBIT							**45.5**
Net interest and similar items							**(21.6)**
Profit on ordinary activities before taxation							**23.9**
Tangible fixed assets	–	224.3	104.6	387.8	21.8	32.6	**771.1**
Unallocated tangible fixed assets							**0.6**
Tangible fixed assets							**771.7**
Net current assets	–	98.9	24.0	95.5	(0.8)	1.1	**218.7**
Unallocated net current assets							**(61.6)**
Net current assets							**157.1**
Attributable net assets	–	188.0	106.6	548.0	25.3	21.8	**889.7**
Unallocated net assets							**(350.6)**
Attributable net assets							**539.1**
Capital expenditure	–	30.5	4.0	69.5	21.8	3.7	**129.5**
Unallocated capital expenditure							**13.4**
Capital expenditure							**142.9**

segmental analysis by geographical region

For the 6 months ended 30 June 2002

US$m	Africa	Americas	Asia	Australia	Europe	Total
Turnover by origin	297.1	1.9	–	270.4	206.5	**775.9**
Turnover by destination	41.7	14.6	273.1	50.6	395.9	**775.9**
EBITDA	90.9	(2.8)	–	72.0	49.3	**209.4**
Common costs and income						**(9.9)**
EBITDA						**199.5**
Operating profit	75.7	(4.3)	–	48.5	32.6	**152.5**
Common costs and income						**(10.7)**
Operating profit						**141.8**
Profit on sale of investments	0.6	–	–	–	–	**0.6**
Profit/(loss) on sale of fixed assets	(0.2)	–	–	(0.1)	–	**(0.3)**
EBIT	76.1	(4.3)	–	48.4	32.6	**152.8**
Common costs and income						**(10.7)**
EBIT						**142.1**
Net interest and similar items						**(23.6)**
Profit on ordinary activities before taxation						**118.5**
Tangible fixed assets	748.8	52.1	–	1,771.9	436.4	**3,009.2**
Unallocated tangible fixed assets						**1.7**
Tangible fixed assets						**3,010.9**
Net current assets	161.8	3.1	–	33.4	57.1	**255.4**
Unallocated net current assets						**2.4**
Net current assets						**257.8**
Attributable net assets	1,594.1	46.0	–	1,621.3	580.5	**3,841.9**
Unallocated net assets						**(611.8)**
Attributable net assets						**3,230.1**
Capital expenditure	14.8	0.9	–	28.0	17.9	**61.6**

segmental analysis by geographical region

For the 6 months ended 30 June 2001

US$m	Africa	Americas	Asia	Australia	Europe	**Total**
Turnover by origin	134.9	26.2	–	5.8	61.8	**228.7**
Turnover by destination	5.7	21.4	62.8	0.2	138.6	**228.7**
EBITDA	32.1	0.6	–	(5.8)	17.6	**44.5**
Common costs and income						**(2.2)**
EBITDA						**42.3**
Operating profit	29.5	0.4	–	(7.4)	13.9	**36.4**
Common costs and income						**(3.7)**
EBIT						**32.7**
Net interest and similar items						**(6.5)**
Profit on ordinary activities before taxation						**26.2**
Capital expenditure	14.1	10.9	–	0.7	33.3	**59.0**

segmental analysis by geographical region

For the 12 months ended 31 December 2001

US$m	Africa	Americas	Asia	Australia	Europe	**Total**
Turnover by origin	310.3	25.8	–	10.9	266.6	**613.6**
Turnover by destination	16.6	41.3	105.4	0.2	450.1	**613.6**
EBITDA	85.8	(3.3)	–	(12.3)	65.9	**136.1**
Common costs and income						**(10.1)**
EBITDA						**126.0**
Operating profit	77.9	(4.5)	–	(61.0)	44.8	**57.2**
Common costs and income						**(10.3)**
Operating profit						**46.9**
Profit/(loss) on sale of assets						**(1.4)**
EBIT						**45.5**
Net interest and similar items						**(21.6)**
Profit on ordinary activities before taxation						**23.9**
Tangible fixed assets	300.9	54.4	–	28.0	387.8	**771.1**
Unallocated tangible fixed assets						**0.6**
Tangible fixed assets						**771.7**
Net current assets	121.7	0.3	–	1.2	95.5	**218.7**
Unallocated net current assets						**(61.6)**
Net current assets						**157.1**
Attributable net assets	265.5	47.1	–	29.1	548.0	**889.7**
Unallocated net assets						**(350.6)**
Attributable net assets						**539.1**
Capital expenditure	32.1	25.5	–	2.4	82.9	**142.9**

proforma profit and loss accounts

For the 6 months ended 30 June 2002

US$m	**six months to 30.06.02**	six months to 30.06.01	twelve months to 31.12.01
Turnover			
Turnover group and share of joint ventures turnover	**957.9**	910.0	1,943.5
Less turnover attributable to joint ventures	**–**	(29.0)	(68.6)
Group turnover	**957.9**	881.0	1,874.9
Net operating costs before exceptional costs	**(767.3)**	(741.3)	(1,507.0)
Exceptional costs – impairment of vanadium assets	**–**	–	(45.5)
Net operating costs	**(767.3)**	(741.3)	(1,552.5)
Operating profit	**190.6**	139.7	322.4
Income from interests in joint ventures	**–**	11.2	32.1
Income from interests in associated undertakings	**–**	12.8	24.7
Total operating profit	**190.6**	163.7	379.2
Profit/(loss) on sale of fixed assets	**(0.3)**	–	2.0
Profit on sale of investments	**0.6**	–	–
Loss on disposal of operations	**–**	–	(1.9)
Profit before interest and taxation	**190.9**	163.7	379.3
Net interest and similar items	**(25.9)**	(30.5)	(60.8)
Profit on ordinary activities before taxation	**165.0**	133.2	318.5
Tax on profit on ordinary activities	**(45.7)**	(30.8)	(75.7)
Profit on ordinary activities after taxation	**119.3**	102.4	242.8
Minority interests	**(6.4)**	(8.1)	(15.5)
Attributable profit	**112.9**	94.3	227.3
Basic operating earnings per share (US$)	**0.75**	0.72	1.67
Basic earnings per share (US$)	**0.45**	0.41	1.00

notes to the proforma profit and loss accounts

The Proforma Profit and Loss Account and segmental information for the Group is prepared for illustrative purposes only.

Financial information for the year ended 31 December 2001 has been extracted from Part VII of the Xstrata plc Listing Particulars dated 20 March 2002 and combines the Xstrata AG, Enex Resources Limited Duiker Marketing AG and Duiker Mining (Proprietary) Limited Profit and Loss Accounts, adjusted to assume the acquisition of Asturiana de Zinc S.A. and Oakbridge Pty Limited had taken place on 1 January 2001. The Proforma financial information for the six months ended 30 June 2001 has been prepared on the same basis as that for the year ended 31 December 2001.

For the six months ended 30 June 2002, the Proforma Profit and Loss account assumes that the Coal operations were acquired on 1 January 2002.

reconciliation of proforma and statutory financial information

US$m	**six months to 30.06.02**	six months to 30.06.01	twelve months to 31.12.01
Turnover			
Statutory turnover	**775.9**	228.7	613.6
Asturiana de Zinc pre acquisition turnover	–	116.7	116.7
Enex Group pre acquisition turnover	**122.6**	248.5	662.4
Duiker Group pre acquisition turnover	**59.4**	176.2	371.3
Oakbridge Pty Limited pre acquisition turnover	–	110.9	110.9
Total	**957.9**	881.0	1,874.9
EBITDA			
Statutory EBITDA	**199.5**	42.3	126.0
Asturiana de Zinc pre acquisition EBITDA	–	35.5	35.5
Enex Group pre acquisition EBITDA	**38.8**	70.3	199.7
Duiker Group pre acquisition EBITDA	**29.2**	89.8	216.8
Oakbridge Pty Limited pre acquisition EBITDA	–	(0.5)	(0.5)
Total	**267.5**	237.4	577.5
EBIT			
Statutory EBIT	**142.1**	32.7	45.5
Asturiana de Zinc pre acquisition EBIT	–	22.3	22.3
Enex Group pre acquisition EBIT	**25.9**	41.2	132.7
Duiker Group pre acquisition EBIT	**22.9**	68.0	179.3
Oakbridge Pty Limited pre acquisition EBIT	–	(0.5)	(0.5)
Total	**190.9**	163.7	379.3
Profit before tax			
Statutory profit before tax	**118.5**	26.2	23.9
Asturiana de Zinc pre acquisition profit before tax	–	8.5	8.5
Enex Group pre acquisition profit before tax	**24.2**	41.1	97.5
Duiker Group pre acquisition profit before tax	**22.3**	64.4	172.2
Oakbridge Pty Limited pre acquisition profit before tax	–	(0.9)	(0.9)
Enex Group loan foreign exchange adjustment	–	–	29.5
Incremental interest adjustment	–	(6.1)	(12.2)
Total	**165.0**	133.2	318.5
Attributable profit			
Statutory attributable profit	**80.6**	25.3	11.3
Asturiana de Zinc pre acquisition attributable profit	–	3.8	3.8
Enex Group pre acquisition attributable profit	**14.3**	23.8	60.7
Duiker Group pre acquisition attributable profit	**18.0**	49.1	132.1
Oakbridge Pty Limited pre acquisition attributable profit	–	(0.9)	(0.9)
Deferred tax asset adjustment	–	(2.2)	–
Enex Group loan foreign exchange adjustment	–	–	29.5
Incremental interest adjustment	–	(4.6)	(9.2)
Total	**112.9**	94.3	227.3

proforma segmental analysis by area of activity

For the 6 months ended 30 June 2002

US$m	Coal	Alloys Chrome	Alloys Vanadium	Zinc	Other Magnesium	Other Forestry	**Total**
Turnover	574.7	136.0	38.8	206.6	0.7	1.1	**957.9**
EBITDA	193.6	30.7	6.6	49.3	(2.8)	–	**277.4**
Common costs and income							**(9.9)**
EBITDA							**267.5**
Operating profit	139.6	28.0	5.4	32.6	(4.2)	(0.1)	**201.3**
Common costs and income							**(10.7)**
Operating profit							**190.6**
Profit on sale of investments	0.6	–	–	–	–	–	**0.6**
Profit/(loss) on sale of assets	(0.3)	–	–	–	–	–	**(0.3)**
EBIT	139.9	28.0	5.4	32.6	(4.2)	(0.1)	**201.6**
Common costs and income							**(10.7)**
EBIT							**190.9**
Net interest and similar items							**(25.9)**
Profit on ordinary activities before taxation							**165.0**
Tangible fixed assets	2,181.4	239.1	100.2	436.4	20.8	31.3	**3,009.2**
Unallocated tangible fixed assets							**1.7**
Tangible fixed assets							**3,010.9**
Net current assets	61.1	102.5	31.6	57.1	1.2	1.9	**255.4**
Unallocated net current assets							**2.4**
Net current assets							**257.8**
Attributable net assets	2,840.9	249.4	125.1	580.5	24.8	21.2	**3,841.9**
Unallocated net assets							**(611.8)**
Attributable net assets							**3,230.1**
Capital expenditure	45.6	4.1	0.6	15.4	0.5	0.4	**66.6**
Unallocated capital expenditure							**2.5**
Capital expenditure							**69.1**

proforma segmental analysis by area of activity

For the 6 months ended 30 June 2001

		Alloys			Other		
US$m	Coal	Chrome	Vanadium	Zinc	Magnesium	Forestry	**Total**
Turnover	535.6	108.5	32.2	178.5	–	26.2	**881.0**
EBITDA	159.6	23.1	3.2	53.1	(0.8)	1.4	**239.6**
Common costs and income							**(2.2)**
EBITDA							**237.4**
Operating profit	108.7	21.7	0.4	36.2	(0.8)	1.2	**167.4**
Common costs and income							**(3.7)**
EBIT							**163.7**
Net interest and similar items							**(30.5)**
Profit on ordinary activities before taxation							**133.2**
Capital expenditure	32.8	13.5	1.3	73.1	10.9	–	**131.6**
Unallocated capital expenditure							**8.2**
Capital expenditure							**139.8**

proforma segmental analysis by area of activity

For the 12 months ended 31 December 2001

		Alloys			Other		
US$m	Coal	Chrome	Vanadium	Zinc	Magnesium	Forestry	**Total**
Turnover	1,144.6	257.7	63.5	383.3	–	25.8	**1,874.9**
EBITDA	416.0	64.3	9.2	101.5	(4.1)	0.8	**587.7**
Common costs and income							**(10.2)**
EBITDA							**577.5**
Operating profit	310.0	59.3	(42.4)	67.1	(5.0)	0.5	**389.5**
Common costs and income							**(10.3)**
Operating profit							**379.2**
Profit/(loss) on sale of fixed assets	1.5	–	–	–	–	–	**1.5**
Unallocated profit on disposal of fixed assets							**0.5**
Loss on disposal of operations							**(1.9)**
EBIT							**379.3**
Net interest and similar items							**(60.8)**
Profit on ordinary activities before taxation							**318.5**
Tangible fixed assets	2,688.1	224.3	104.6	387.8	21.8	32.6	**3,459.2**
Unallocated tangible fixed assets							**0.6**
Tangible fixed assets							**3,459.8**
Net current assets	100.9	98.9	24.0	95.5	(0.8)	1.1	**319.6**
Unallocated net current assets							**44.1**
Net current assets							**363.7**
Attributable net assets	2,087.9	188.0	106.6	548.0	25.3	21.8	**2,977.6**
Unallocated net assets							**(461.7)**
Attributable net assets							**2,515.9**
Capital expenditure	74.8	30.5	4.0	107.3	21.8	3.7	**242.1**
Unallocated capital expenditure							**13.4**
Capital expenditure							**255.5**

proforma segmental analysis by geographical region

For the 6 months ended 30 June 2002

US$m	Africa	Americas	Asia	Australia	Europe	**Total**
Turnover by origin	356.5	1.9	–	393.0	206.5	**957.9**
Turnover by destination	51.9	15.8	382.9	62.9	444.4	**957.9**
EBITDA	120.1	(2.8)	–	110.8	49.3	**277.4**
Common costs and income						**(9.9)**
EBITDA						**267.5**
Operating profit	98.6	(4.3)	–	74.4	32.6	**201.3**
Common costs and income						**(10.7)**
Operating profit						**190.6**
Profit on sale of investments	0.6	–	–	–	–	**0.6**
Profit/(loss) on sale of fixed assets	(0.2)	–	–	(0.1)	–	**(0.3)**
EBIT	99.0	(4.3)	–	74.3	32.6	**201.6**
Common costs and income						**(10.7)**
EBIT						**190.9**
Net interest and similar items						**(25.9)**
Profit on ordinary activities before taxation						**165.0**
Tangible fixed assets	748.8	52.1	–	1,771.9	436.4	**3,009.2**
Unallocated tangible fixed assets						**1.7**
Tangible fixed assets						**3,010.9**
Net current assets	161.8	3.1	–	33.4	57.1	**255.4**
Unallocated net current assets						**2.4**
Net current assets						**257.8**
Attributable net assets	1,594.1	46.0	–	1,621.3	580.5	**3,841.9**
Unallocated net assets						**(611.8)**
Attributable net assets						**3,230.1**
Capital expenditure	17.1	0.9	–	33.2	17.9	**69.1**

proforma segmental analysis by geographical region

For the 6 months ended 30 June 2001

US$m	Africa	Americas	Asia	Australia	Europe	Total
Turnover by origin	311.1	26.2	–	365.2	178.5	**881.0**
Turnover by destination	27.1	21.4	364.7	46.9	420.9	**881.0**
EBITDA	121.9	0.6	–	64.0	53.1	**239.6**
Common costs and income						**(2.2)**
EBITDA						**237.4**
Operating profit	97.5	0.4	–	33.3	36.2	**167.4**
Common costs and income						**(3.7)**
EBIT						**163.7**
Net interest and similar items						**(30.5)**
Profit on ordinary activities before taxation						**133.2**
Capital expenditure	37.0	10.9	–	10.6	81.3	**139.8**

proforma segmental analysis by geographical region

For the 12 months ended 31 December 2001

US$m	Africa	Americas	Asia	Australia	Europe	Total
Turnover by origin	681.6	25.8	–	784.2	383.3	**1,874.9**
Turnover by destination	61.7	41.3	755.0	100.7	916.2	**1,874.9**
EBITDA	302.6	(3.3)	–	186.9	101.5	**587.7**
Common costs and income						**(10.2)**
EBITDA						**577.5**
Operating profit	257.1	(4.5)	–	69.8	67.1	**389.5**
Common costs and income						**(10.3)**
Operating profit						**379.2**
Profit/(loss) on sale of fixed assets	–	–	–	1.5	–	**1.5**
Unallocated profit on disposal of assets						**0.5**
Loss on disposal of operations						**(1.9)**
EBIT						**379.3**
Net interest and similar items						**(60.8)**
Profit on ordinary activities before taxation						**318.5**
Tangible fixed assets	1,421.5	54.4	–	1,595.5	387.8	**3,459.2**
Unallocated tangible fixed assets						**0.6**
Tangible fixed assets						**3,459.8**
Net current assets	133.7	0.3	–	90.1	95.5	**319.6**
Unallocated net current assets						**44.1**
Net current assets						**363.7**
Attributable net assets	1,357.9	47.1	–	1,024.6	548.0	**2,977.6**
Unallocated net assets						**(461.7)**
Attributable net assets						**2,515.9**
Capital expenditure	73.4	25.5	–	35.9	120.7	**255.5**

Name of operation		% ownership	Total annual production capacity (Full plant/mine basis)	Accounting status (descriptions below)	Location
Alloys					
Wonderkop plant		100	460kt	Subsidiary & JANE	Marikana, Sth Africa
Rustenburg plant		100	430kt	Subsidiary	Rustenburg, Sth Africa
Lydenburg plant		100	402kt*	Subsidiary	Lydenburg, Sth Africa
Kroondal mine		100	1,320kt	Subsidiary	Rustenburg, Sth Africa
Waterval mine		100	1,920kt	Subsidiary	Rustenburg, Sth Africa
Thorncliffe mine		100	1,440kt	Subsidiary	Steelpoort, Sth Africa
Vantech V_2O_5		100	13.3k lbs	Subsidiary	Steelpoort, Sth Africa
Rhovan V_2O_5		100	15.7k lbs V_2O_5 7.8k kg FeV	Subsidiary Subsidiary	Brits, Sth Africa
Windimurra		100	16,400 lbs	Subsidiary	Western Australia
Coal – Australia					
Oakbridge group	Bulga	58.2	4,700kt	Subsidiary	Hunter Valley
	South Bulga	58.2	2,500kt	Subsidiary	Hunter Valley
	Beltana	58.2	3,400kt	Subsidiary	Hunter Valley
	Baal Bone	63.2	2,500kt	Subsidiary	Western Coal Fields
Macquarie Coal JV	West Wallsend	80	3,000kt	JANE	Newcastle
	Westside	80	800kt	JANE	Newcastle
Teralba		80	Closed H2 2001	JANE	Newcastle
Liddell group	Liddell	67.5	2,800kt	JANE	Hunter Valley
Cumnock		84	2,500kt	Subsidiary	Hunter Valley
Mt Owen		100	5,000kt	Subsidiary	Hunter Valley
United		95	2,400kt	JANE	Hunter Valley
Ulan	Ulan Underground	90	3,500kt	JANE	Western Coal Fields
	Ulan Open Cut	90	2,400kt	JANE	Western Coal Fields
Ravensworth		100	2,000kt	Subsidiary	Hunter Valley
Narama		50	2,000kt	JANE	Hunter Valley
Coal – South Africa					
Tweefontein Division	Waterpan	100	1,200kt	Subsidiary	Witbank
	Boschmans	100	2,000kt	Subsidiary	Witbank
	WitCons	100	1,100kt	Subsidiary	Witbank
	South Witbank	100	1,300kt	Subsidiary	Witbank
iMpunzi Division	Phoenix	100	800kt	Subsidiary	Witbank
	Tavistock	100	1,200kt	Subsidiary	Witbank
Tavistock TESA JV	ATC**	50	1,700kt	JANE	Witbank
	ATCOM**	50	2,200kt	JANE	Witbank
Mpumalanga Division	Strathrae	100	Closed H1 2002	Subsidiary	Carolina
	Tselentis	100	1,200kt	Subsidiary	Breyten
	Spitzkop	100	1,400kt	Subsidiary	Ermelo
Mines operated by JV partners	Rietspruit	50	Closed H1 2002	JANE	Witbank
	Douglas/Middelburg**	16	25,000kt	JANE	Witbank/Middelburg

*Mitsui's 12.5% ownership of A, B & C furnaces entitles it to 30ktpa at cost

**In 2001 Coal South Africa's ATC and ATCOM operations were accounted for as joint ventures for 12 months, and Douglas Tavistock was accounted for as an associate for 11 months

Name of operation	% ownership	Total annual production capacity (Full plant/mine basis)	Accounting status (descriptions below)	Location
Zinc				
San Juan de Nieva	100	466kt Zn 447kt saleable Zn	Subsidiary	Asturias (Spain)
Hinojedo	100	38kt calcine 25kt SO2	Subsidiary	Cantabria (Spain)
Arnao	100	24kt semis	Subsidiary	Asturias (Spain)
Reocin	100	115kt 2002 closes: July 2003	Subsidiary	Cantabria (Spain)
Other Businesses				
Forestal Los Lagos	100	70kcbm	Subsidiary	Puerto Montt, Chile
Xstrata Magnesium	100	25kt	Subsidiary	Indiana, USA

explanation categories of accounting status

Associate

Associated undertakings are accounted for using the equity method. The Group's share of the net assets of the Associate are shown on the balance sheet under non-current assets as a single line. The results of the associate appear in two lines in the profit and loss account. The Group's share of the profit before tax of the associate appears on the face of the profit and loss account. The Group's share of the associates tax charge appears in the tax note.

Joint Venture (JV)

JVs are arrangements where the partners share in the profits of the JV operations. JVs are accounted for using the gross equity method. The Group's share of the gross assets and gross liabilities of the JV are shown as two lines on the face of the balance sheet within non-current assets. Treatment in the profit and loss account is similar to associated undertakings except that turnover is grossed up for the Group's share of the turnover of the JV, which is then deducted on the face of the P&L to arrive at Group turnover.

JANE

Joint arrangements not creating an entity ("JANE") are characterised by the sharing of output (eg, the physical commodity or a transport facility) rather than the sharing of profit from operations of the JV. JANES are proportionately consolidated on a line-by-line basis.

Subsidiary

Subsidiaries are 100% consolidated on a line-by-line basis. Where a subsidiary is not 100% owned, the minority interest's share of net assets and profits are deducted on the face of the balance sheet and profit and loss account as single lines.

group information

Offices

Head Office
Bahnhofstrasse 2
Zug
CH 6300 Switzerland
Tel: +41 41 726 6070
Fax: +41 41 726 6089

Registered Office
Panton House
25 Haymarket
London SW1Y 4EN
United Kingdom
Tel: +44 20 7968 2800
Fax: +44 20 7968 2810

Registrars and Transfer Office
Computershare Limited
PO Box 82
The Pavilions
Bridgewater Road
Bristol BS99 7NH
United Kingdom
Tel: +44 (0) 870 702 0000
Fax: +44 (0) 870 703 6101

Shareholder calendar 2002

Financial year-end	31 December 2002
Preliminary Results Announcement	10 February 2003
Annual General Meeting	8 May 2003
Interim Dividend	April 2003

Enquiries

If you would like further information on Xstrata please contact: **http://www.xstrata.com**

Marc Gonsalves
+44 20 7968 2812
+41 41 726 6088
m.gonsalves@xstrata.com

Brigitte Mattenberger
+41 41 726 6071
b.mattenberger@xstrata.com

If you would like to register to receive copies of Company news releases or announcements, please contact us or register directly on the website at http://www.xstrata.com/subscribe.php

xstrata

Xstrata plc Bahnofstrasse 2 PO Box 102 CH-6301 Zug Switzerland
Tel +41 41 726 6070 Fax +41 41 726 6089 www.xstrata.com